AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 2002

                                                   REGISTRATION NO. 333-______

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          ---------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                          ---------------------------

                               VERINT SYSTEMS INC.
             (Exact Name of Registrant as Specified in its Charter)


            DELAWARE                                      7373                                  11-3200514
(State or Other Jurisdiction of               (Primary Standard Industrial                   (I.R.S. Employer
 Incorporation or Organization)                Classification Code Number)                Identification Number)


                            234 CROSSWAYS PARK DRIVE
                            WOODBURY, NEW YORK 11797
                                 (516) 677-7300
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                          ---------------------------

                                   DAN BODNER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               VERINT SYSTEMS INC.
                            234 CROSSWAYS PARK DRIVE
                            WOODBURY, NEW YORK 11797
                                 (516) 677-7300
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                          ---------------------------

                                   Copies to:

     MATTHEW D. BLOCH, ESQ.                       DENNIS J. FRIEDMAN, ESQ.
      JEFFREY NADLER, ESQ.                        BARBARA L. BECKER, ESQ.
   WEIL, GOTSHAL & MANGES LLP                   ANTHONY C. PROVIDENTI, ESQ.
        767 FIFTH AVENUE                        GIBSON, DUNN & CRUTCHER LLP
    NEW YORK, NEW YORK 10153                          200 PARK AVENUE
         (212) 310-8000                           NEW YORK, NEW YORK 10166
                                                       (212) 351-4000

                          ---------------------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

============================================================ ================== ============================ ==================
                       TITLE OF EACH CLASS OF                  AMOUNT TO BE           PROPOSED MAXIMUM            AMOUNT OF
                    SECURITIES TO BE REGISTERED                REGISTERED(1)     AGGREGATE OFFERING PRICE(2)  REGISTRATION FEE
------------------------------------------------------------ ------------------ ---------------------------- ------------------
Common Stock, par value $.001 per share..................                                $75,000,000              $6,900
============================================================ ================== ============================ ==================


(1)  Includes __________ Shares subject to underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================


NY2:\1111496\12\NTMW12!.DOC\37994.0028

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                      SUBJECT TO COMPLETION, DATED , 2002

PROSPECTUS

                                     SHARES

                                     [LOGO]

                               VERINT SYSTEMS INC.

                                  COMMON STOCK
--------------------------------------------------------------------------------


         This is our initial public offering of shares of our common stock. We are offering _________ shares of our common stock. No public market for our common stock currently exists.

           We anticipate that the initial public offering price will be between $______ and $______ per share. We intend to apply to have our common stock approved for quotation on the Nasdaq National Market under the symbol "VRNT".


 INVESTING IN OUR COMMON STOCK INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE __.

                          ---------------------------

                                                            Per Share     Total
Initial Public Offering Price...........................    $            $
Underwriting Discounts and Commissions..................    $            $
Proceeds, before expenses, to Verint Systems Inc........    $            $



           We have granted the underwriters a 30 day option to purchase up to _____ additional shares of our common stock to cover over-allotments, if any.


           NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


           Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about _____________, 2002.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
           SALOMON SMITH BARNEY
                          ROBERTSON STEPHENS
                                           UBS WARBURG
                                                  U.S. BANCORP PIPER JAFFRAY


                             , 2002

                            [ARTWORK TO BE INSERTED]

                                TABLE OF CONTENTS

                                                      PAGE                                                            PAGE
                                                      ----                                                            ----
Prospectus Summary......................................1        Certain Relationships and Related Transactions.........50
Risk Factors............................................5        Principal Stockholders.................................53
Forward-Looking Statements.............................16        Description of Capital Stock...........................54
Use of Proceeds........................................17        Shares Eligible for Future Sale........................56
Dividend Policy........................................17        Certain United States Federal Tax
Capitalization.........................................18         Considerations for Non-United States Holders..........57
Dilution...............................................19        Underwriting...........................................60
Selected Consolidated Financial Data...................20        Legal Matters..........................................64
Management's Discussion and Analysis of                          Experts................................................64
 Financial Condition and Results of Operations.........21        Where You Can Find More Information....................64
Business...............................................29        Reports to Stockholders................................64
Management.............................................43        Index to Consolidated Financial Statements............F-1

                                 --------------


           You should rely only on the information contained in this prospectus. We have not and the underwriters have not authorized any other person to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

           Until ___________, 2002 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

           This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in "Risk Factors" before making an investment decision. In this prospectus, "Verint," "we," "us," and "our" refers to Verint Systems Inc. and its subsidiaries unless the context otherwise requires.

                               VERINT SYSTEMS INC.

           We are a leading provider of analytic solutions for communications interception, digital video security and surveillance, and enterprise business intelligence. Our software generates actionable intelligence through the collection, retention and analysis of voice, fax, video, email, Internet and data transmissions from multiple types of communications networks.

           Since the terrorist attacks of September 11, 2001, heightened awareness surrounding homeland defense and security, both in the United States and globally, has increased the demand for solutions such as ours. Recent legislative and regulatory actions have provided greater surveillance powers to law enforcement agencies, imposed strict requirements on communications service providers to facilitate interception of communications over public networks, and increased the security measures being implemented at airports and other public facilities. Demand for solutions such as ours has also been driven by the enormous growth in recent years in both the types and volume of communications.

           We provide our solutions to two principal markets: the digital security and surveillance market and the enterprise business intelligence market.

DIGITAL SECURITY AND SURVEILLANCE

           The digital security and surveillance market consists primarily of communications interception by law enforcement agencies and digital video security utilized by government agencies and public and private organizations. Communications interception, historically referred to as wiretapping, is the monitoring and recording of voice and data transmissions to and from a specified target over communications networks to obtain intelligence and gather evidence. Video security is the monitoring and recording of surveillance camera transmissions to safeguard public and private facilities.

           Our digital security and surveillance solutions include the STAR-GATE and RELIANT communications interception products and LORONIX digital video security products. STAR-GATE enables communications service providers to intercept communications over a variety of wireline, wireless and Internet protocol, or IP, networks for delivery to law enforcement and other government agencies, and is sold to communications service and equipment providers. RELIANT provides intelligent recording and analysis solutions for communications interception activities, and is sold to law enforcement and government agencies. LORONIX digital video security products provide intelligent recording and analysis of video for security and surveillance applications and are sold to government agencies and public and private organizations for use in airports, public buildings, correctional facilities and corporate sites.

ENTERPRISE BUSINESS INTELLIGENCE

           The enterprise business intelligence market consists primarily of solutions targeting enterprises that rely on contact centers for voice, email and Internet interactions with their customers. Additionally, an emerging segment of enterprise business intelligence utilizes digital video information to allow enterprises and institutions to enhance their operations, processes and performance. The pressure on companies to manage their businesses more effectively has fueled the demand for analytic technologies and enterprise business intelligence solutions that provide actionable intelligence to organizations in a quick, convenient and helpful manner. Actionable intelligence generated from enterprise business intelligence solutions helps enterprises to service and retain customers, improve business processes and optimize contact center agent performance.

           Our enterprise business intelligence solutions include ULTRA contact center business intelligence products and LORONIX video business intelligence products. Our ULTRA products record and analyze customer interactions with contact centers, providing enterprises with intelligence about customers, processes and contact center agents in order to monitor and improve business performance. Our LORONIX video business intelligence products enable enterprises to monitor and improve their operations through the analysis of live and recorded digital video. We sell our enterprise business intelligence solutions to financial institutions, casinos, retailers, utilities, communications service providers, contact center service bureaus, manufacturers and other enterprises.

OUR STRATEGY

           Our strategy is to further enhance our position as a leading provider of digital security and surveillance and enterprise business intelligence solutions worldwide. Key elements of our strategy include:

     o Enhancing our technological leadership and expanding the analytic capabilities of our software;

     o    Focusing on new market opportunities;

     o Leveraging our existing technologies into new markets and applications;

     o Utilizing strategic alliances to enhance our products and increase our customer base; and

     o Enhancing our relationships with system integrators and software resellers.

           We believe that we maintain a competitive advantage over industry participants in each of our markets as a result of our comprehensive product offerings, long-term customer relationships, established reputation in the industry, and extensive experience with and expertise in analytic solutions. We have established relationships with a variety of global partners including ADT, Avaya, Genesys, Nortel, PriceWaterhouseCoopers, Siebel, Siemens and Visionics and maintain a global presence through our direct sales force and international network of value added resellers and systems integrators.

           Our products are used by over 800 organizations in over 50 countries worldwide. Customers for our digital security and surveillance products include the U.S. Capitol, the Port Authority of New York and New Jersey, the U.S. Department of Defense, the U.S. Department of Justice, Washington Dulles International Airport, the Toronto Police Service and other domestic and foreign law enforcement and intelligence agencies, as well as communications service and equipment providers, such as Cingular, Ericsson, Nortel and VoiceStream. Customers for our enterprise business intelligence products include Con Edison, FedEx, HSBC, JC Penney, Sprint and Tiffany & Co.

           We are a subsidiary of Comverse Technology, Inc. We were incorporated in Delaware on February 23, 1994 as "Interactive Information Systems Corporation," and from January 1999 through January 2002 we were known as "Comverse Infosys, Inc." On February 1, 2002, we changed our name to "Verint Systems Inc." Our principal executive offices are located at 234 Crossways Park Drive, Woodbury, New York 11797. Our telephone number at that address is (516) 677-7300. Our website is www.verintsystems.com. The information contained on our website is not part of this prospectus.

                                  THE OFFERING

Common stock offered by us..........................................             shares
                                                                      ----------
Common stock to be outstanding after this offering..................             shares
                                                                      ----------
Use of Proceeds ....................................................  We intend to use the net proceeds to finance the growth of our business and for general corporate
                                                                      purposes and capital expenditures.  We may use a
                                                                      significant portion of the proceeds to repay bank
                                                                      debt.  We may also use a portion of the proceeds
                                                                      for acquisitions or other investments.

Proposed Nasdaq National Market symbol..............................  "VRNT"


           The common stock to be outstanding after this offering is based on the number of shares outstanding as of October 31, 2001, which excludes:

     o 15,188,322 shares of common stock issuable upon exercise of stock options outstanding as of October 31, 2001 under our stock option plan, with a weighted average exercise price of $1.37 per share;

     o [________] shares of common stock issuable upon the exercise of stock options granted under our stock option plan effective upon completion of this offering at an exercise price equal to the initial offering price; ]

     o _____________ shares available for future issuance under our stock option plan; and

     o 700,000 shares of common stock issuable upon conversion of an outstanding convertible note.


                              ABOUT THIS PROSPECTUS

           Unless otherwise indicated, the information in this prospectus:

     o assumes an initial public offering price of $______ per share (the midpoint of the price range set forth on the front cover or this prospectus);

     o    assumes no exercise of the underwriters' over-allotment option; and

     o reflects a _________ for ________ reverse stock split of our common shares that will be effected immediately prior to this offering.

           References in this prospectus to Comverse Technology refer to our controlling stockholder, Comverse Technology, Inc., and its subsidiaries excluding Verint Systems Inc. References in this prospectus to Comverse, Inc. refer to our affiliate, Comverse, Inc. and its subsidiaries. Comverse, Inc. is a wholly-owned subsidiary of Comverse Technology.

           In 1998, we changed our fiscal year from the calendar year to the fiscal year ending January 31. References in this prospectus to fiscal 1999 refer to our fiscal year ended January 31, 2000. References in this prospectus to fiscal 2000 refer to our fiscal year ended January 31, 2001. References in this prospectus to fiscal 2001 refer to our fiscal year ended January 31, 2002.


                            -----------------------

           LORONIX(R) and cctvware(R) are registered trademarks of ours. We have also applied for registration of our RELIANT(TM), vCRM(TM), Building the Customer Intelligent Enterprise(TM), OpenStorage Portal(TM) and Intelligent Recording(TM) trademarks. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

           The following table summarizes financial data regarding our business. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. Financial data for the year ended December 31, 1997, the one-month period ended January 31, 1998, the year ended January 31, 1999 and the nine-month periods ended October 31, 2000 and 2001 are unaudited. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                  ONE MONTH
                                    YEAR ENDED      ENDED                                                       NINE MONTHS
                                   DECEMBER 31,  JANUARY 31,         YEAR ENDED JANUARY 31,                  ENDED OCTOBER 31,
                                   ------------  -----------         ----------------------                  -----------------
                                       1997         1998         1999        2000           2001           2000            2001
                                       ----         ----         ----        ----           ----           ----            ----
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Sales............................  $  58,865    $    758   $  89,282     $ 120,612      $ 141,677      $ 102,707      $  97,614
 Loss from operations.............    (10,962)     (5,796)    (10,626)       (9,548)        (7,565)(1)     (9,145)(1)     (2,051)(2)
 Net loss.........................    (11,627)     (5,866)    (11,659)      (10,544)        (8,559)(1)     (9,890)(1)     (3,657)(2)
 Net loss per share:
  Basic and diluted...............  $   (0.12)   $  (0.06)  $   (0.12)    $   (0.11)     $   (0.09)     $   (0.10)     $   (0.04)
 Shares used in computing
  basic and diluted net loss per
  share..........................      95,140      95,140      95,140        95,144         95,577         95,527         95,854

-----------------

(1)   Includes merger expenses of approximately $10,909.
(2)   Includes workforce reduction expenses of approximately $1,164.


The following table summarizes our balance sheet as of October 31, 2001:

o    on an actual basis; and

o on an as adjusted basis to give effect to the sale of _______________ shares in this offering, at an assumed offering price of $_______ per share, after deducting the underwriting discounts and estimated offering expenses, and our anticipated application of the net proceeds of the offering.


                                                     AS OF OCTOBER 31, 2001
                                                                   AS
                                                     ACTUAL         ADJUSTED
                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................  $   45,408      $
Working capital..................................      41,812
Total assets.....................................     112,768
Long-term debt, including current maturities.....      44,451
Stockholders' equity.............................      19,406

                                  RISK FACTORS

           Investing in our common stock involves a high degree of risk. Before purchasing our shares, you should carefully consider the risks described below in addition to the other information in this prospectus. Our business, results of operations and financial condition may be materially and adversely affected due to any of the following risks. The trading price of our shares could decline due to any of these risks, and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

WE HAVE INCURRED OPERATING AND NET LOSSES EVERY YEAR SINCE 1997. WE MAY NOT OPERATE PROFITABLY IN THE FUTURE.

           We reported net losses of $10.5 million for fiscal 1999, $8.6 million for fiscal 2000 and $3.7 million for the nine-month period ended October 31, 2001. As of October 31, 2001, our accumulated deficit was $44.0 million. If our sales do not increase as anticipated or if our expenses increase at a greater pace than our revenues, we will not become profitable. Even if we become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

THE RECENT GLOBAL ECONOMIC SLOWDOWN AND THE DECLINE IN INFORMATION TECHNOLOGY SPENDING HAS ADVERSELY IMPACTED OUR MARKETS AND REVENUES. ANY FURTHER DECLINE IN INFORMATION TECHNOLOGY SPENDING MAY RESULT IN A FURTHER DECREASE IN OUR REVENUES.

           The information technology industry has been particularly affected by worldwide conditions of economic weakness, causing many companies to reduce or in extreme cases eliminate altogether, information technology spending. During the first nine months of fiscal 2001, we experienced reduced demand for certain of our solutions and our revenues decreased from $102.7 million in the nine-month period ended October 31, 2000 to $97.6 million in the nine-month period ended October 31, 2001. If our current and prospective customers do not increase their spending on information technology or if such spending declines, our revenues may decrease even further. The information technology spending of our customers in the near term remains uncertain. Accordingly, we cannot assure you that we will be able to increase or maintain our revenues.

OUR LENGTHY AND VARIABLE SALES CYCLE MAKES IT DIFFICULT FOR US TO PREDICT OUR OPERATING RESULTS.

           It is difficult for us to forecast the timing of revenues from sales of our products because our customers often need a significant amount of time to evaluate our products before purchasing them. The period between initial customer contact and a purchase by a customer may vary from six months to more than one year. During the evaluation period, customers may defer or scale down proposed orders of our products for various reasons, including:

     o    changes in budgets and purchasing priorities;

     o    reduced need to upgrade existing systems;

     o    customer deferrals in anticipation of enhancements or new products;

     o    introduction of products by our competitors; and

     o    lower prices offered by our competitors.

BECAUSE OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND MAY BE BELOW THE EXPECTATIONS OF ANALYSTS AND INVESTORS, THE MARKET PRICE FOR OUR STOCK MAY BE VOLATILE.

           Our quarterly operating results are difficult to predict and may fluctuate significantly in the future. As a result, our stock price may be volatile. The following factors, many of which are outside our control, can cause fluctuations in our operating results and volatility in our stock price:

     o the size, timing, terms and conditions of orders from and shipments to our customers;

     o    unanticipated delays or problems in releasing new products;

     o the timing and success of our customers' deployment of our products and services; and

     o the amount and timing of our investments in research and development activities.

           The deferral or loss of one or more significant sales could materially and adversely affect our operating results in any fiscal quarter, particularly if there are significant sales and marketing expenses associated with the deferred or lost sales. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to sufficiently reduce our costs in any quarter to compensate for an unexpected near-term shortfall in revenues.

IF THE MARKETS FOR OUR PRODUCTS DO NOT DEVELOP, WE WILL NOT BE ABLE TO MAINTAIN OUR GROWTH.

           The markets for our digital security and surveillance and enterprise business intelligence products are still emerging. Our growth is dependent on, among other things, the size and pace at which the markets for our products develop. If the markets for our products decrease, remain constant or grow slower than we anticipate, we will not be able to maintain our growth. Continued growth in the demand for our products is uncertain as, among other reasons, our customers and potential customers may:

     o    not achieve a return on their investment in our products;

     o    experience technical difficulty in utilizing our products; or

     o use alternative solutions to achieve their security, intelligence or business objectives.

           In addition, as our enterprise business intelligence products are sold primarily to contact centers, slower than anticipated growth or a contraction in the number of contact centers will have an adverse effect on our ability to maintain our growth.

THE INDUSTRY IN WHICH WE OPERATE IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES, AND OUR CONTINUED SUCCESS WILL DEPEND UPON OUR ABILITY TO REACT TO SUCH CHANGES.

           The markets for our products are characterized by rapidly changing technology and evolving industry standards. The introduction of products embodying new technology and the emergence of new industry standards can render our existing products obsolete and unmarketable and can exert price pressures on existing products. It is critical to our success for us to be able to anticipate changes in technology or in industry standards and to successfully develop and introduce new, enhanced and competitive products on a timely basis. We cannot assure you that we will successfully develop new products or introduce new applications for existing products, that new products and applications will achieve market acceptance or that the introduction of our new products or technological developments by others will not render our products obsolete. Our inability to develop products that are competitive in technology and price and meet customer needs could have a material adverse effect on our business, financial condition or results of operations.

IF WE ARE UNABLE TO COMPETE SUCCESSFULLY OR IF OUR CUSTOMERS OPT TO DEVELOP INTERNAL SUBSTITUTES FOR OUR PRODUCTS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD SUFFER.

           The global market for analytical solutions for security and business applications is intensely competitive, both in the number and breadth of competing companies and products and the manner in which products are sold. For example, we often compete for customer contracts through a competitive bidding process that subjects us to risks associated with:

     o the frequent need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns; and

     o the substantial time and effort, including design, development and marketing activities, required to prepare bids and proposals for contracts that may not be awarded to us.

           Our competitors may be able to develop more quickly or adapt faster to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, greater name recognition and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. New competitors or alliances among competitors could emerge and rapidly take significant market share. In addition, some of our customers may in the future decide to develop internally their own solutions instead of purchasing them from us. Increased competition could force us to lower our prices or take other actions to differentiate our products.

WE ARE DEPENDENT ON CONTRACTS WITH GOVERNMENTS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

           During fiscal 1999, fiscal 2000 and the nine-month period ended October 31, 2001, we derived a significant portion of our revenues from government contracts. We expect that government contracts will continue to be a significant source of our revenues for the foreseeable future. Our business generated from government contracts may be adversely affected if:

     o levels of government expenditures and authorizations for law enforcement and security related programs decrease, remain constant or shift to programs in areas where we do not provide products and services;

     o we are prevented from entering into new government contracts or extending existing government contracts based on violations or suspected violations of procurement laws or regulations;

     o we are not granted security clearances that are required to sell our products to domestic or foreign governments or such security clearances are revoked;

     o    our reputation or relationship with government agencies is impaired;

     o    there is a change in government procurement procedures; or

     o we are suspended from contracting with a domestic or foreign government or any significant law enforcement agency.



OUR PROXY AGREEMENT WITH THE U.S. DEPARTMENT OF DEFENSE LIMITS OUR CONTROL OVER ONE OF OUR SUBSIDIARIES. IF THIS AGREEMENT IS TERMINATED, WE MAY BE SUSPENDED FROM SELLING OUR COMMUNICATIONS INTERCEPTION PRODUCTS TO THE U.S. GOVERNMENT.

           Our subsidiary, Verint Technology Inc., or Verint Technology, which markets, sells and supports our communications interception solutions to various U.S. government agencies, is required by the National Industrial Security Program to maintain facility security clearances and to be insulated from foreign ownership, control or influence. To comply with the National Industrial Security Program requirements, we, Verint Technology, Comverse Technology and the Department of Defense have entered into a proxy agreement with respect to the ownership and operations of Verint Technology. Under the proxy agreement, we, among other things, appointed three individuals who are U.S. citizens holding the requisite security clearances as holders of proxies to vote the Verint Technology stock. The proxy holders have the power to exercise all prerogatives of ownership of Verint Technology. These three individuals are responsible for the oversight of Verint Technology's security arrangements.

           The proxy agreement may be terminated and Verint Technology's facility security clearance may be revoked in the event of a breach of the proxy agreement, or if it is determined by the Department of Defense that termination is in the national interest. If Verint Technology's facility security clearance is revoked, we may lose all or a substantial portion of our sales to U.S. government agencies and our business, financial condition and results of operations would be harmed.

OUR GOVERNMENT CONTRACTS CONTAIN PROVISIONS THAT ARE UNFAVORABLE TO US.

           Many of our government contracts contain provisions that give the government rights and remedies not typically found in private commercial contracts, including provisions enabling the government to:

     o    terminate or cancel our existing contracts for convenience;

     o suspend us from doing business with a foreign government or prevent us from selling our products in certain countries;

     o audit and object to our contract-related costs and expenses, including allocated indirect costs; and

     o change specific terms and conditions in our contracts, including changes that would reduce the value of our contracts.

           In addition, many jurisdictions have laws and regulations that deem government contracts in those jurisdictions to include these types of provisions, even if the contract itself does not contain them. If a government terminates a contract with us for convenience, we may not recover our incurred or committed costs, any settlement expenses or profit on work completed prior to the termination. If a government terminates a contract for default, we may not recover even those amounts, and instead we may be liable for any costs incurred by a government in procuring undelivered items and services from another source.

IF WE FAIL TO COMPLY WITH COMPLEX PROCUREMENT LAWS AND REGULATIONS, WE MAY BE SUBJECT TO CIVIL AND CRIMINAL PENALTIES AND ADMINISTRATIVE SANCTIONS.

           We must comply with domestic and foreign laws and regulations relating to the formation, administration and performance of government contracts. These laws and regulations affect how we do business with government agencies in various countries and may impose added costs on our business. For example, in the United States, we are subject to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of federal government contracts, and to the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with contract negotiations. We are subject to similar regulations in foreign countries as well.

           If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with government agencies, which could materially and adversely affect our business, financial condition and results of operations. In addition, a government may reform its procurement practices or adopt new contracting rules and regulations that could be costly to satisfy or that could impair our ability to obtain new contracts.

GOVERNMENT REGULATION OF COMMUNICATIONS MONITORING COULD CAUSE A DECLINE IN THE USE OF OUR PRODUCTS, RESULT IN INCREASED EXPENSES FOR US OR SUBJECT US AND OUR CUSTOMERS TO LIABILITY.

           As the communications industry continues to evolve, governments may increasingly regulate products that monitor and record voice, video and data transmissions over public communications networks, such as our solutions. For example, products which we sell to law enforcement agencies and which interface with a variety of wireline, wireless and Internet protocol networks must comply in the United States with the technical standards established by the Federal Communications Commission pursuant to the Communications Assistance for Law Enforcement Act and in Europe by the European Telecommunications Standard Institute. The adoption of new laws governing the use of our products or changes made to existing laws could cause a decline in the use of our products and could result in increased expenses for us, particularly if we are required to modify or redesign our products to accommodate these new or changing laws.

WE MAY NOT BE ABLE TO RECEIVE OR RETAIN THE NECESSARY LICENSES OR AUTHORIZATIONS REQUIRED FOR US TO EXPORT SOME OF OUR PRODUCTS THAT WE DEVELOP OR MANUFACTURE IN SPECIFIC COUNTRIES.

           We are required to obtain export licenses from the Israeli and German governments to export some of our products that we develop or manufacture in these countries. For example, exporting some of our RELIANT products outside of Israel requires an export license from the Israeli Ministry of Defense. We cannot assure you that we will be successful in obtaining the licenses and other authorizations required to export our products from applicable governmental authorities. Our failure to receive any required export license or authorization would hinder our ability to sell our products and could adversely affect our business, financial condition and results of operations.

IF WE ARE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH VALUE ADDED RESELLERS, SYSTEMS INTEGRATORS AND OTHER THIRD PARTIES THAT MARKET AND SELL OUR PRODUCTS, OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND ABILITY TO GROW COULD SUFFER.

           Our ability to achieve revenue growth depends to some extent on adding new partners to expand our sales channels, as well as leveraging our relationships with existing partners. If our relationships with these value added resellers, systems integrators and strategic and technology partners deteriorate or terminate, we may lose important sales and marketing opportunities.

OUR FAILURE TO DEVELOP STRATEGIC ALLIANCES OR EXPAND OR IMPLEMENT NEW JOINT VENTURES COULD LIMIT OUR ABILITY TO GROW.

           As part of our growth strategy, we intend to pursue new strategic alliances. We consider and engage in strategic transactions from time to time and may be evaluating alliances or joint ventures at any time. We compete with other analytic solution providers for these opportunities. We cannot assure you that we will be able to effect these transactions on commercially reasonable terms or at all. If we enter into these transactions, we also cannot be sure that we will realize the benefits we anticipate.

ACQUISITIONS OR INVESTMENTS THAT WE HAVE MADE OR MAY DECIDE TO MAKE IN THE FUTURE COULD TURN OUT TO BE UNSUCCESSFUL.

           On February 1, 2002, we acquired the digital video recording business of Lanex, LLC. If we are unable to successfully integrate Lanex with our business, we may be unable to realize the anticipated benefits of this acquisition. We may experience technical difficulties that could delay the integration of Lanex's products into our solutions, resulting in a disruption of our business.

           We may in the future pursue acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology or product could result in a substantial diversion of management resources. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization of certain identifiable intangible assets, research and development write-offs and other acquisition-related expenses. In addition, we may also fail to successfully integrate acquired businesses with our operations or successfully realize the intended benefits of any acquisition.

OUR PRODUCTS MAY CONTAIN UNDETECTED DEFECTS WHICH COULD IMPAIR THEIR MARKET ACCEPTANCE.

           We offer complex products that may contain undetected defects or errors, particularly when first introduced or as new versions are released. We may not discover such defects or errors until after a product has been released and used by the customer. We may incur significant costs to correct undetected defects or errors in our products and these defects or errors could result in future lost sales. In addition, defects or errors in our products may result in product liability claims brought against us, which could cause adverse publicity and impair their market acceptance.

OUR INTELLECTUAL PROPERTY RIGHTS MAY NOT BE ADEQUATE TO PROTECT OUR BUSINESS.

           While we occasionally file patent applications, we cannot assure you that patents will be issued on the basis of such applications or that, if such patents are issued, they will be sufficiently broad to protect our technology. In addition, we cannot assure you that any patents issued to us will not be challenged, invalidated or circumvented.

           In order to safeguard our unpatented proprietary know-how, trade secrets and technology, we rely primarily upon trade secret protection and non-disclosure provisions in agreements with employees and others having access to confidential information. We cannot assure you that these measures will adequately protect us from disclosure or misappropriation of our proprietary information.

LOSS OF THIRD PARTY SOFTWARE LICENSING WOULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

           We incorporate in our solutions software that we license from third parties. If we lose or are unable to maintain any software licenses, we could incur additional costs or experience unexpected delays until equivalent software can be developed or licensed and integrated into our products.

OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH COULD LEAD TO COSTLY DISPUTES OR DISRUPTIONS.

           The information technology industry is characterized by frequent allegations of intellectual property infringement. In the past, third parties have asserted that certain of our products infringe their intellectual property and they may do so in the future. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause product shipment delays, or force us to enter into royalty or license agreements rather than dispute the merits of such allegation. If patent holders or other holders of intellectual property initiate legal proceedings against us, we may be forced into protracted and costly litigation. We may not be successful in defending such litigation and we may not be able to procure any required royalty or license agreements on terms acceptable to us, or at all.

IF OUR PRODUCTS INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WE MAY BE REQUIRED TO INDEMNIFY OUR CUSTOMERS FOR ANY DAMAGES THEY SUFFER.

           We generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using, or in the case of value added resellers selling, our products.

THE RECENT CHANGE OF OUR NAME MAY CONFUSE OUR CUSTOMERS AND HARM OUR BUSINESS.

           On February 1, 2002, we changed our company name from Comverse Infosys, Inc. to Verint Systems Inc. We are also in the process of phasing out the Comverse Infosys name and trademark and introducing a new trademark. The change of our name may be costly to implement, may confuse our customers or may result in lost sales. Our new name may not achieve the market acceptance and name recognition of our former name.

WE RELY ON A LIMITED NUMBER OF SUPPLIERS FOR SPECIFIC COMPONENTS AND WE MAY NOT BE ABLE TO OBTAIN SUBSTITUTE SUPPLIERS ON TERMS THAT ARE AS FAVORABLE IF OUR SUPPLIES ARE INTERRUPTED.

           Although we generally use standard parts and components in our products, certain components are presently available only from a limited number of sources. The inability to obtain sufficient quantities of components or to locate alternative sources of supply, if and as required in the future, could adversely affect our operations.

OUR RELIANCE ON A LIMITED NUMBER OF INDEPENDENT MANUFACTURERS TO ASSEMBLE PRINTED CIRCUIT BOARDS FOR OUR PRODUCTS COULD LEAD TO A DISRUPTION IN SUPPLY OF THESE BOARDS.

           We rely on independent manufacturers to produce printed circuit boards that are used in our products. We do not have any long term manufacturing agreements with any of these manufacturers. If these manufacturers experience financial, operational, manufacturing capacity or quality assurance difficulties, or if there is any other disruption in our relationships, we will be required to seek alternate manufacturers and our supply of boards may be disrupted. We cannot assure you that alternate manufacturers that meet our requirements could be found or that existing or alternative sources for boards will be available at favorable prices. Our inability to develop alternative sources if required in the future could result in delays or reductions in product shipments or increases in product costs.

OUR FAILURE TO HIRE AND RETAIN QUALIFIED PERSONNEL COULD LIMIT OUR ABILITY TO GROW.

           We depend on the continued services of our executive officers and other key personnel. In addition, we may need to attract and retain a substantial number of new employees, particularly sales and marketing personnel and technical personnel, who understand and have experience with our products and services. If we are unable to attract and retain qualified employees, our ability to grow could be impaired. Competition for personnel in our industry is intense, and we have experienced difficulty in recruiting qualified personnel due to the market demand for their services. We have also experienced difficulty in locating qualified candidates within desired geographic locations and on occasion we have had to relocate personnel to fill positions in locations where we could not attract qualified experienced personnel.

RISKS RELATING TO OUR INTERNATIONAL OPERATIONS

BECAUSE WE HAVE SIGNIFICANT FOREIGN OPERATIONS, WE ARE SUBJECT TO RISKS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

           We have significant foreign operations, including in Israel, the United Kingdom and Germany, and we intend to continue to expand our operations internationally. Our business may suffer if we are unable to successfully expand and maintain foreign operations. Our foreign operations are, and any future foreign expansion will be, subject to a variety of risks, many of which are beyond our control, including risks associated with:

     o    foreign currency fluctuations;

     o    customizing products for foreign countries;

     o    political and economic instability in foreign countries;

     o potentially adverse tax consequences of operating in foreign countries;

     o legal uncertainties regarding liability, export and import restrictions, tariffs and other trade barriers;

     o compliance with local laws and regulations, including labor laws, employee benefits, currency restrictions and other requirements;

     o    hiring qualified foreign employees; and

     o difficulty in accounts receivable collection and longer collection periods.

OUR INTERNATIONAL OPERATIONS SUBJECT US TO CURRENCY EXCHANGE FLUCTUATIONS.

           To date, most of our sales have been denominated in U.S. dollars, while a significant portion of our expenses, primarily labor expenses in Israel, Germany and the United Kingdom, are incurred in the local currencies of these countries. As a result, we are exposed to the risk that fluctuations in the value of these currencies relative to the U.S. dollar could increase the dollar cost of our operations in Israel, Germany or the United Kingdom and would therefore have an adverse effect on our results of operations.

           In addition, since a portion of our sales are made in foreign currencies, primarily the British pound and the Euro, fluctuation in the value of these currencies relative to the U.S. dollar could decrease our revenues and adversely effect our results of operations.

CONDITIONS IN ISRAEL MAY AFFECT OUR OPERATIONS AND MAY LIMIT OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS.

           A substantial portion of our manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip, and more recently Israel has experienced terrorist incidents within its borders. As a result, negotiations between Israel and representatives of the Palestinian Authority have been sporadic and have failed to result in peace. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel. In addition, several countries continue to restrict business with Israel and with companies having operations in Israel. We could be negatively affected by adverse developments in the peace process, including the recent violence, or by restrictive laws or practices directed towards Israel or companies having operations in Israel.

           In addition, some of our employees in Israel are subject to being called upon to perform military service in Israel, and their absence may have an adverse effect upon our operations. Generally, unless exempt, male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances.

THE GRANTS WE RECEIVE FROM THE GOVERNMENT OF ISRAEL FOR RESEARCH AND DEVELOPMENT EXPENDITURES RESTRICT OUR ABILITY TO MANUFACTURE PRODUCTS AND TRANSFER TECHNOLOGIES OUTSIDE OF ISRAEL AND REQUIRE US TO SATISFY SPECIFIED CONDITIONS. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY BE REQUIRED TO REFUND GRANTS PREVIOUSLY RECEIVED TOGETHER WITH INTEREST AND PENALTIES, AND MAY BE SUBJECT TO CRIMINAL CHARGES.

           We receive grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a portion of our research and development expenditures in Israel. In fiscal 1999, fiscal 2000 and the nine-month period ended October 31, 2001, we received grants totaling $4.8 million, $7.5 million and $4.5 million, respectively, representing 18.5%, 34.5% and 28.3%, respectively, of our total research and development expenditures in these periods. The terms of these grants limit our ability to manufacture products, and prohibit us from transferring technologies, outside of Israel if such products or technologies were developed using these grants. Even if we receive approval to manufacture products developed using these grants outside of Israel, we may be required to pay a significantly increased amount of royalties on an accelerated basis to the Government of Israel, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties, and we may be subject to criminal charges. In recent years, the Government of Israel has accelerated the rate of repayment of Chief Scientist grants and may further accelerate them in the future. Further, the Government of Israel has reduced the benefits available under these programs in recent years and these programs may be discontinued or curtailed in the future. If the Government of Israel ends these programs, our business, financial condition and results of operations could be adversely affected.

TAX BENEFITS WE RECEIVE IN ISRAEL MAY BE REDUCED OR ELIMINATED IN THE FUTURE.

           Our investment program in leasehold improvements and equipment at our manufacturing facility in Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments. From time to time, the Government of Israel has discussed reducing or eliminating the tax benefits available to approved enterprise programs such as ours. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. If these tax benefits are reduced or eliminated, the amount of taxes that we pay in Israel will increase.

RISKS RELATED TO OUR RELATIONSHIP WITH COMVERSE TECHNOLOGY

COMVERSE TECHNOLOGY WILL CONTROL OUR BUSINESS AND AFFAIRS AND ITS INTERESTS MAY NOT BE ALIGNED WITH OUR INTERESTS AND THOSE OF OUR STOCKHOLDERS.

           Upon completion of the offering, Comverse Technology will beneficially own approximately __% of our outstanding shares of common stock. Consequently, Comverse Technology will effectively control the outcome of all matters submitted for stockholder action, including the composition of our board of directors and the approval of significant corporate transactions. Through its representation on our board of directors, Comverse Technology will have a controlling influence on our management, direction and policies, including the ability to appoint and remove our officers. As a result, Comverse Technology may cause us to take actions which may not be aligned with our interests or those of our other stockholders. For example, Comverse Technology may prevent or delay any transaction involving a change in control or in which stockholders might receive a premium over the prevailing market price for their shares.

OUR DIRECTORS THAT ALSO HOLD POSITIONS WITH COMVERSE TECHNOLOGY MAY HAVE CONFLICTS OF INTEREST WITH RESPECT TO MATTERS INVOLVING BOTH COMPANIES.

           Three of our five directors are officers and/or directors of Comverse Technology, or otherwise affiliated with Comverse Technology. These directors will have fiduciary duties to both companies and may have conflicts of interest on matters affecting both us and Comverse Technology and in some circumstances may have interests adverse to us. Our Chairman, Mr. Kobi Alexander, will continue to be the chairman of Comverse Technology following the offering. This position with Comverse Technology will continue to impose significant demands on Mr. Alexander's time and present potential conflicts of interest.

SO LONG AS WE ARE INCLUDED IN COMVERSE TECHNOLOGY'S CONSOLIDATED GROUP FOR TAX PURPOSES, WE ARE POTENTIALLY LIABLE FOR TAXES NOT OUR OWN.

           After this offering is completed we expect that we will continue to be included in the Comverse Technology consolidated group for federal income tax purposes and we will not file our own federal income tax return. To the extent Comverse Technology or other members of the group fail to make any federal income tax payments required of them by law in respect of years for which Comverse Technology files a consolidated federal income tax return which includes us we would be liable for the shortfall. Similar principles apply for state income tax purposes in many states. In addition, by virtue of its controlling ownership and its tax sharing agreement with us, Comverse Technology effectively controls all of our tax decisions. For so long as we are included in the Comverse Technology consolidated group for federal income tax purposes, Comverse Technology has sole authority to respond to and conduct all federal income tax proceedings and audits relating to us, to file all federal income tax returns on our behalf and to determine the amount of our liability to, or entitlement to payment from, Comverse Technology under our tax sharing agreement. Despite this agreement, federal law provides that each member of a consolidated group is liable for the group's entire tax obligation and we could, under certain circumstances, be liable for taxes of other members of the Comverse Technology consolidated group.

           For a discussion of our relationship with Comverse Technology, see "Related Party Transactions--Relationship with Comverse Technology and its Subsidiaries."

RISKS RELATED TO THIS OFFERING

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK. OUR STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE AND COULD DROP UNEXPECTEDLY.

           Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price for our common stock may not be representative of the price that will prevail in the open market.

           Recently, the stock market has experienced significant price and volume fluctuations. Market prices of securities of technology companies particularly following an initial public offering, have been highly volatile and frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. Our stock price may experience similar volatility. If our common stock trades to unsustainably high levels following this offering, it is likely that the market price of our common stock will thereafter experience a material decline.

           In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could be the target of similar litigation in the future. Securities litigation could cause us to incur substantial costs, divert management's attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

FUTURE SALES OF OUR COMMON STOCK MAY HURT OUR MARKET PRICE.

           A substantial number of shares of our common stock will be available for resale within a short period of time after the offering. If our stockholders sell substantial amounts of our common stock in the public market following the offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate.

           We, our officers, directors and some of our existing stockholders have agreed not to offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of our capital stock for a period of 180 days from the date of this prospectus. However, the underwriters may waive this restriction and allow us or them to sell shares at any time. Shares of common stock subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933.

           We have entered into a registration rights agreement with Comverse Technology. For a discussion of the registration rights agreement, see "Certain Relationships and Related Transactions - Relationship with Comverse Technology and its Subsidiaries."

OUR MANAGEMENT MAY SPEND OR INVEST A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MIGHT NOT AGREE.

           We have broad discretion to determine the allocation of our net proceeds from this offering. You will not have an opportunity to evaluate the economic, financial or other information upon which we base our decisions on how to use these proceeds and, subject to certain exceptions, our management will be able to use and allocate the net proceeds without first obtaining stockholder approval.

TERRORIST ATTACKS AND OTHER ACTS OF WAR MAY ADVERSELY AFFECT THE MARKETS ON WHICH OUR COMMON STOCK TRADES, THE MARKETS IN WHICH WE OPERATE, OUR OPERATIONS AND OUR PROFITABILITY.

           Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, personnel and operations which are located in the United States, Israel, Europe, the Far East, Australia and South America, as well as those of our clients. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, and may result in reduced demand for our products. These developments could have a material adverse effect on our business and the trading price of our common stock.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW MAY MAKE IT MORE DIFFICULT FOR YOU TO RECEIVE A CHANGE IN CONTROL PREMIUM.

           Our board's ability to designate and issue up to ________________ shares of preferred stock and issue up to _______________ shares of common stock could adversely affect the voting power of the holders of common stock, and could have the effect of making it more difficult for a person to acquire, or could discourage a person from seeking to acquire, control of our company. If this occurred you could lose the opportunity to receive a premium on the sale of your shares in a change of control transaction.

           In addition, the Delaware General Corporation Law contains provisions that would have the effect of restricting, delaying and/or preventing altogether certain business combinations with interested stockholders. Interested stockholders include, among others, any person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock. These provisions could also limit your ability to receive a premium in a change of control transaction.

                           FORWARD-LOOKING STATEMENTS

           This prospectus contains forward-looking statements, as such term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include information about possible or assumed future sales, results of operations, developments, regulatory approvals or other circumstances and may be found in the sections of this prospectus entitled "Risk Factors," "Business-The Verint Systems Solution" and "-Our Strategy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. Statements that use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate," "project," "may," "will," "shall," "should" and similar expressions are intended to identify forward-looking statements.

           All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

                                USE OF PROCEEDS

           We expect to receive net proceeds of $_____ million from this offering after deducting the underwriting discount and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, our estimated net proceeds will be $_____ million.

           We intend to use the net proceeds to finance the growth of our business and for general corporate purposes and capital expenditures. We may use a significant portion of the proceeds to repay bank debt, including indebtedness in the original principal amount of $42 million that is guaranteed by Comverse Technology. This bank debt bears interest at a rate of LIBOR plus 0.55%, matures in February 2003 and may be prepaid without penalty at the end of any interest period. We may also use a portion of the proceeds for acquisitions or other investments. However, we have no present understanding or agreement relating to any specific acquisition or investment.

           We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. Pending their use as described above, we may invest the net proceeds of this offering in interest-bearing investment-grade instruments or bank deposits.

                                 DIVIDEND POLICY

           We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and for the expansion of our business.

           Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as the board of directors deems relevant.

                                 CAPITALIZATION

           The following table sets forth, as of October 31, 2001, our capitalization:

     o    on an actual basis, and

     o on an as adjusted basis to give effect to the sale of the _______ shares offered by us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom.

           Please read this table together with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

                                                                                          AS OF OCTOBER 31, 2001
                                                                                          ----------------------
                                                                                           ACTUAL       AS ADJUSTED
                                                                                           ------       -----------
                                                                                         (UNAUDITED; IN THOUSANDS)
Cash and cash equivalents.............................................................   $    45,408     $
                                                                                         ===========     ===========
Long-term bank loans, including current maturities....................................   $     2,451     $
                                                                                         -----------     -----------
Due to related parties, long-term.....................................................   $    42,000     $
                                                                                         -----------     -----------
Stockholders' equity:
Common Stock, $0.001, 300,000,000 shares authorized; 95,917,197 shares issued and outstanding on an actual basis; and [ ] shares issued and
   outstanding on an as adjusted basis................................................   $        96     $
Additional paid-in capital............................................................        63,259
Accumulated deficit...................................................................       (44,010)
Cumulative translation adjustment.....................................................            61
                                                                                         -----------     -----------
Total stockholders' equity............................................................        19,406
                                                                                         -----------     -----------
Total capitalization..................................................................   $    63,857     $
                                                                                         ===========     ===========


           The table excludes:

     o 15,188,322 shares of common stock issuable upon the exercise of stock options outstanding as of October 31, 2001 under our stock option plan, with a weighted average exercise price of $1.37 per share;

     o ____ shares of common stock issuable upon the exercise of stock options granted under our stock option plan upon completion of this offering at an exercise price equal to the initial offering price;

     o _____________ shares available for future issuance under our stock option plan; and

     o 700,000 shares of common stock issuable upon conversion of an outstanding convertible note.

                                    DILUTION

           Our net tangible book value as of October 31, 2001, was $19,406,000, or approximately $0.20 per share. Net tangible book value represents the amount of tangible assets reduced by the total liabilities, divided by the number of shares of common stock outstanding as of October 31, 2001. After giving effect to our sale of the ______ shares in this offering and receipt of the net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of October 31, 2001, would have been $_______, or $_______ per share. This represents an immediate increase in pro forma net tangible book value of $_______ per share to existing stockholders and an immediate dilution in net tangible book value of $_______ per share to new investors.

           Dilution per share represents the difference between the price per share to be paid by new investors and the net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

                                                                       Per Share       Per Share
                                                                       ---------       ---------
Assumed initial public offering price per share.....................                       $
      Net tangible book value per share before the offering.........       $ 0.20
      Increase per share attributable to new investors..............
Net tangible book value per share after this offering...............
Dilution per share to new investors.................................



           The following table sets forth as of October 31, 2001, the difference between (1) the number of shares of common stock purchased, (2) the total consideration paid and (3) the average price paid per share by existing stockholders and by the new investors purchasing shares of common stock in this offering, before deducting underwriting discounts, commissions and other estimated offering expenses:

                                                                                                                 AVERAGE PRICE PER
                                              SHARES PURCHASED                    TOTAL CONSIDERATION                   SHARE
                                              ----------------                    -------------------                   -----
                                           NUMBER            PERCENT           AMOUNT           PERCENT
                                           ------            -------           ------           -------
Existing stockholders............         95,917,197               %                                  %               $
New investors....................
                                        -------------         ------         -------------       ------               -----------
      Total......................                               100%                               100%               $
                                        =============         ======         =============       ======               ===========

     The foregoing table does not reflect:

     o 15,188,322 shares of common stock issuable upon exercise of options outstanding as of October 31, 2001 under our stock option plan at a weighted average exercise price of $1.37 per share;

     o ____ shares of common stock issuable upon the exercise of stock options granted under our stock option plan upon completion of this offering at an exercise price equal to the initial offering price;

     o _____ shares available for future issuance under our stock option plan; and

     o 700,000 shares of common stock issuable upon conversion of an outstanding convertible note.

                      SELECTED CONSOLIDATED FINANCIAL DATA

           We derived the selected consolidated financial data presented below from our consolidated financial statements and related notes included in this prospectus. You should read the selected consolidated financial data together with our consolidated financial statements and related notes and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

           Statements of operations data for the years ended January 31, 2000 and 2001, and the balance sheet data at January 31, 2000 and 2001 have been derived from our consolidated financial statements and are included elsewhere in this prospectus. Statements of operations data for the years ended December 31, 1997, the one month ended January 31, 1998 and the year ended January 31, 1999, and the balance sheet data at December 31, 1997 and January 31, 1998 and 1999 have been derived from our unaudited consolidated financial statements not included herein.

           Statements of operations data for the nine-month period ended October 31, 2000 and 2001 and the balance sheet data as of October 31, 2001 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) which, in the opinion of our management, are necessary for a fair presentation of the results for these periods. Operating results for the nine-month period ended October 31, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2002.

                                               ONE MONTH
                                 YEAR ENDED      ENDED                     YEAR ENDED
                                DECEMBER 31,  JANUARY 31,                 JANUARY 31,                 NINE MONTHS ENDED OCTOBER 31,
                                ------------  -----------                 -----------                 -----------------------------
                                    1997         1998          1999           2000           2001          2000           2001
                                    ----         ----          ----           ----           ----          ----           ----
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales.......................      $  58,865     $     758    $  89,282       $ 120,612      $ 141,677    $ 102,707       $  97,614
Cost of sales...............         31,749         1,456       50,024          61,898         73,191       53,114          50,295
                                  ---------     ---------    ---------       ---------      ---------    ---------       ---------
Gross profit................         27,116          (698)      39,258          58,714         68,486       49,593          47,319
Research and development, net        14,345         2,204       16,412          21,307         14,249       10,323          11,410
Selling, general and
  administrative............         23,116         2,862       31,924          44,914         48,162       35,483          34,710
Royalties and license fees..            617            32        1,548           2,041          2,731        2,023           2,086
Merger and workforce
  reduction expenses........              -             -            -               -         10,909       10,909           1,164
                                  ---------     ---------    ---------       ---------      ---------    ---------       ---------
Loss from operations........        (10,962)       (5,796)     (10,626)         (9,548)        (7,565)      (9,145)         (2,051)
Interest and other income
  (expense), net............           (709)         (111)        (753)           (641)          (497)        (724)           (352)
                                  ---------     ---------    ---------       ---------      ---------    ---------       ---------
Loss before income taxes....        (11,671)       (5,907)     (11,379)        (10,189)        (8,062)      (9,869)         (2,403)
Income tax provision
  (benefit).................            (44)          (41)         280             355            497           21           1,254
                                  ---------     ---------    ---------       ---------      ---------    ---------       ---------
Net loss....................      $ (11,627)    $  (5,866)   $ (11,659)      $ (10,544)     $  (8,559)   $  (9,890)      $  (3,657)
                                  =========     =========    =========       =========      =========    =========       =========
Net loss per share - basic
  and diluted...............      $   (0.12)    $   (0.06)   $   (0.12)      $   (0.11)     $   (0.09)   $   (0.10)      $   (0.04)
Shares used in computing
  basic and diluted net loss
  per share................          95,140        95,140       95,140          95,144         95,577       95,527          95,854


                                       AS OF                                                                        AS OF
                                    DECEMBER 31,                        AS OF JANUARY 31,                         OCTOBER 31,
                                    ------------                        -----------------                         -----------
                                        1997            1998           1999           2000            2001           2001
                                        ----            ----           ----           ----            ----           ----
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......      $  40,344      $  38,924       $  32,456      $  35,933      $  43,330       $  45,408
Working capital.................         40,694         35,311          22,189         10,804          3,512          41,812
Total assets....................         93,648         92,830          88,942        103,410        117,554         112,768
Long-term debt, including
  current maturities............            692            692           1,161          1,323          2,806          44,451
Stockholders' equity............         57,268         51,475          40,075         30,896         22,525          19,406


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

           The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto which appear elsewhere in this prospectus.

OVERVIEW

           Our analytic solutions for digital security and surveillance include our STAR-GATE and RELIANT communications interception products and our LORONIX digital video security products. STAR-GATE enables communications service providers to intercept communications over a variety of wireline, wireless and Internet protocol, or IP, networks for delivery to law enforcement and other government agencies, and is sold to communications service and equipment providers. RELIANT provides intelligent recording and analysis solutions for communications interception activities and is sold to law enforcement and government agencies. Our LORONIX digital video security products provide intelligent recording and analysis of video for security and surveillance applications, and are sold to government agencies and public and private organizations for use in airports, public buildings, correctional facilities and corporate sites.

           Our analytic solutions for enterprise business intelligence include our ULTRA contact center business intelligence products and LORONIX video business intelligence products. Our ULTRA products are sold to contact centers within a variety of enterprises, including financial institutions, communications service providers and utilities, to record and analyze customer interactions with their contact centers. Our LORONIX video business intelligence products enable enterprises to monitor and improve their operations through the analysis of live and recorded digital video and are sold primarily to commercial enterprises including retailers, shopping malls, casinos, manufacturers and other enterprises.

           We generally recognize revenue at the time of shipment for sales of systems that do not require significant customization to be performed by us and when collection of the resulting receivable is deemed probable by us. Our systems generally consist of a bundled hardware and software solution that are shipped together. Customers may also purchase separate maintenance contracts, which generally consist of bug-fixing assistance and telephone access to our technical personnel, but in certain circumstances may also include the right to receive unspecified product updates, upgrades and enhancements. We recognize revenue from these services ratably over the contract period. We recognize revenue from certain development contracts under the percentage-of-completion method on the basis of physical completion to date or using actual costs incurred to total expected costs under the contract. Revisions in estimates of costs and profits are reflected in the accounting period in which the facts that require such revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned are recorded as advance payments from customers.

           Our cost of sales includes costs of materials, subcontractor costs, salary and related benefits for the operations and service departments, depreciation and amortization of equipment used in the operations and service departments, amortization of capitalized software costs, travel costs and an overhead allocation. Research and development costs include salary and related benefits as well as travel, depreciation and amortization of research and development equipment, an overhead allocation, as well as other costs associated with research and development activities, and is stated net of amounts reimbursed by the Israeli government. Selling, general and administrative costs include salary and related benefits, travel, depreciation and amortization, sales commissions, marketing and promotional materials, recruiting expenses, professional fees, facility costs, as well as other costs associated with sales, marketing, finance and administrative departments.

           In July 2000, our parent, Comverse Technology, acquired all of the outstanding stock of Loronix Information Systems, Inc., or Loronix, a company that develops software-based digital video recording and management systems and Syborg, a company that develops software-based digital voice and Internet recording systems. These business combinations were accounted for as poolings of interests. In February 2001, we issued 34,539,905 shares of our common stock to Comverse Technology in exchange for Comverse Technology's ownership interest in Loronix and Syborg. These shares are reflected in our consolidated financial statements as if they were outstanding as of the earliest period presented, which is consistent with the pooling of interests method of accounting. Our consolidated financial statements for the year ended January 31, 2000 include the operations of Loronix and Syborg for the year ended December 31, 1999.

           For a discussion of our relationship and transactions with Comverse Technology and its subsidiaries, see "Certain Relationships and Related Transactions - Relationship with Comverse Technology and its Subsidiaries," and note 11 to our consolidated financial statements.

           For information about our consolidated revenues according to the geographical regions to which such revenues are attributable and the locations of our long-lived assets, see note 14 to our consolidated financial statements.

RESULTS OF OPERATIONS

           The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

                                                 YEAR ENDED JANUARY 31,          NINE MONTHS ENDED OCTOBER 31,
                                                 ----------------------          -----------------------------
                                                 2000             2001              2000             2001
                                                 ----             ----              ----             ----
Sales............................................100.0%            100.0%           100.0%            100.0%
Cost of sales.....................................51.3              51.7             51.7              51.5
                                                  ----            ------           ------            ------
Gross profit......................................48.7              48.3             48.3              48.5
Research and development, net.....................17.7              10.1             10.1              11.7
Selling, general and administrative...............37.2              34.0             34.5              35.6
Royalties and license fees.........................1.7               1.9              2.0               2.1
Merger and workforce reduction expenses.............-                7.7             10.6               1.2
                                                    -             ------           ------            ------
Loss from operations..............................(7.9)             (5.3)            (8.9)             (2.1)
Interest and other income (expense), net..........(0.5)             (0.4)            (0.7)             (0.4)
                                                  ----            ------           ------            ------
Loss before income taxes..........................(8.4)             (5.7)            (9.6)             (2.5)
Income tax provision...............................0.3               0.4              0.0               1.3
                                                   ---            ------           ------            ------
Net loss..........................................(8.7)%            (6.0)%           (9.6)%            (3.8)%
                                                  ====            ======           ======            ======


ADJUSTED INCOME (LOSS) FROM OPERATIONS

           Adjusted income (loss) from operations is calculated by adding to loss from operations merger expenses of $10.9 million for the year ended January 31, 2001 and workforce reduction expenses of $1.2 million for the nine-month period ended October 31, 2001. These expenses are nonrecurring charges. Adjusted income (loss) from operations is not a measurement of financial performance and should not be considered as an alternative to measures of performance derived in accordance with accounting principles generally accepted in the United States of America.

           The following table sets forth, for the periods indicated, our calculation of adjusted income (loss) from operations.

                                                           YEAR ENDED JANUARY 31,          NINE MONTHS ENDED OCTOBER 31,
                                                           ----------------------          -----------------------------
                                                            2000             2001              2000             2001
                                                            ----             ----              ----             ----
                                                                                                    (UNAUDITED)
                                                                                 (IN THOUSANDS)
Loss from operations......................................$  (9,548)        $  (7,565)       $  (9,145)        $  (2,051)
Merger expenses...........................................        -            10,909           10,909                 -
Workforce reduction expenses..............................        -                 -                -             1,164
                                                                  -         ---------        ---------         ---------
Adjusted income (loss) from operations....................$  (9,548)        $   3,344        $   1,764         $    (887)
                                                          =========         =========        =========         =========


NINE MONTHS ENDED OCTOBER 31, 2001 COMPARED TO NINE MONTHS ENDED OCTOBER 31,
2000

           Sales. Sales for the nine-month period ended October 31, 2001 decreased by approximately $5.1 million, or 5%, compared to the nine-month period ended October 31, 2000. This decrease was primarily attributable to a decrease in sales of products of approximately $7.5 million while service revenues increased by approximately $2.4 million. Such decrease was principally due to decreased demand as a result of a general slowdown in information technology spending. Sales to international customers represented 59% of sales for the nine-month period ended October 31, 2001, as compared to 51% for the nine-month period ended October 31, 2000.

           Cost of Sales. Cost of sales for the nine-month period ended October 31, 2001 decreased by approximately $2.8 million, or 5%, as compared to the nine-month period ended October 31, 2000. This decrease was primarily attributable to a decrease in material costs due to the decrease in product sales and a reduction in purchase prices of raw materials. Gross margins increased to approximately 48.5% in the nine-month period ended October 31, 2001 from approximately 48.3% in the nine-month period ended October 31, 2000.

           Research and Development Expenses, net. Research and development expenses, net, for the nine-month period ended October 31, 2001 increased by approximately $1.1 million, or 11%, compared to the nine-month period ended October 31, 2000. This net increase was primarily attributable to an overall shift in the portion of research and development expenses generated in the United States and Germany for which we were not eligible for government reimbursement.

           Selling, General and Administrative Expenses. Selling, general and administrative expenses for the nine-month period ended October 31, 2001 decreased by approximately $0.8 million, or 2%, compared to the nine-month period ended October 31, 2000. This decrease was primarily attributable to a decrease in compensation and benefits for existing personnel and a reduction in headcount to support the decreased level of sales during the nine-month period ended October 31, 2001. Selling, general and administrative expenses as a percentage of sales were 35% and 36% for the nine-month periods ended October 31, 2000 and 2001, respectively.

           Royalties and License Fees. Royalties and license fees for the nine-month period ended October 31, 2001 increased by approximately $0.1 million, or 3%, compared to the nine-month period ended October 31, 2000.

           Merger Expenses. In connection with the acquisitions of Loronix and Syborg, we charged $10.9 million of merger related charges to operations in the nine-month period ended October 31, 2000. These charges relate to the following:

               o Asset write-downs and impairments. In connection with these acquisitions, in the nine-month period ended October 31, 2000, certain assets became impaired due to the existence of duplicative technology, property and equipment and inventory of the merged companies. Accordingly, these assets were written down to their net realizable value at the time of the related merger and approximately $7.4 million was charged to operations.

               o Professional fees and other direct merger expenses. In connection with these acquisitions, in the nine-month period ended October 31, 2000, we recorded a charge of $3.5 million for professional fees to lawyers, investment bankers and accountants, as well as other direct costs in connection with the mergers, such as printing costs and filing fees.

           Workforce Reduction Expenses. During the nine-month period ended October 31, 2001, we reduced our workforce. As a result, we recorded a charge of $1.2 million to operations for severance and other related costs.

           Interest and Other Income (Expense), net. Net interest and other expense for the nine-month period ended October 31, 2001 decreased by approximately $0.4 million as compared to the nine-month period ended October 31, 2000. This decrease was primarily attributable to a decrease in net foreign currency gains/losses.

           Income Tax Provision. During the nine-month period ended October 31, 2001, the income tax provision increased by approximately $1.2 million compared to the nine-month period ended October 31, 2000. This increase was primarily attributable to an increase in pre-tax income in certain foreign tax jurisdictions after giving effect to available net operating loss carryforwards.

           Net Loss. Net loss decreased by approximately $6.2 million, or 63%, for the nine-month period ended October 31, 2001 compared to the nine-month period ended October 31, 2000, and as a percentage of sales it decreased to approximately 4% for the nine-month period ended October 31, 2001 from approximately 10% for the nine-month period ended October 31, 2000. This decrease was primarily attributable to the factors described above.

YEAR ENDED JANUARY 31, 2001 COMPARED TO YEAR ENDED JANUARY 31, 2000

           Sales. Sales for the fiscal year ended January 31, 2001, or fiscal 2000, increased by approximately $21.1 million, or 17%, compared to the year ended January 31, 2000 or fiscal 1999. This increase was attributable to an increase in both sales of products of approximately $12.3 million and service revenue of approximately $8.8 million. Such increase was principally due to increased sales in the United States and Europe. Sales to international customers represented 51% of sales for fiscal 2000 as compared to 49% of sales for fiscal 1999.

           Cost of Sales. Cost of sales for fiscal 2000 increased by approximately $11.3 million, or 18%, as compared to fiscal 1999. This increase in cost of sales was primarily attributable to (i) increased materials and production costs of approximately $3.8 million due to the increase in sales,
(ii) increased personnel-related costs of approximately $3.6 million due to the hiring of additional personnel and increased compensation and benefits for existing personnel and (iii) an increase in other production and service costs of approximately $3.9 million. Gross margins decreased to approximately 48.3% in fiscal 2000 from approximately 48.7% in fiscal 1999.

           Research and Development Expenses, net. Research and development expenses, net, for fiscal 2000 decreased by approximately $7.1 million, or 33%, compared to fiscal 1999. This decrease was primarily attributable to a decrease in personnel costs related to research and development activities due to redeployment to other departments, such as production, project management, service, and sales and marketing, to support the increased sales and an increase in government research and development grants as compared to the previous period.

           Selling, General and Administrative Expenses. Selling, general and administrative expenses for fiscal 2000 increased by approximately $3.2 million, or 7%, compared to fiscal 1999. This increase was primarily attributable to an increase in compensation and benefits for existing personnel and an increase in headcount to support the increased level of sales during fiscal 2000. Selling, general and administrative expenses as a percentage of sales decreased to 34% for fiscal 2000 from 37% for fiscal 1999.

           Royalties and License Fees. Royalties and license fees for fiscal 2000 increased by approximately $0.7 million, or 34%, compared to fiscal 1999. This increase was primarily attributable to a growth in sales of royalty-bearing products.

           Merger Expenses. In connection with the acquisition of Loronix and Syborg, we have charged $10.9 million of merger related charges to operations in fiscal 2000. Such charges relate to the following:

               o Asset write-downs and impairments. In connection with these acquisitions, certain assets became impaired due to the existence of duplicative technology, property and equipment and inventory of the merged companies. Accordingly, these assets were written down to their net realizable value at the time of the merger and approximately $7.4 million was charged to operations.

               o Professional fees and other direct merger expenses. In connection with these acquisitions, we recorded a charge of $3.5 million for professional fees to lawyers, investment bankers and accountants, as well as other direct merger costs in connection with the mergers, such as printing costs and filing fees.

           Interest and Other Income (Expenses), net. Net interest and other expense for fiscal 2000 decreased by approximately $0.1 million as compared to fiscal 1999. This decrease was primarily attributable to increased interest income of approximately $1.1 million offset by an increase in interest expense of approximately $0.9 million.

           Income Tax Provision. During fiscal 2000, the income tax provision increased by approximately $0.1 million compared to fiscal 1999. This increase was primarily attributable to an increased pre-tax income in certain foreign tax jurisdictions after giving effect to available net operating loss carryforwards.

           Net Loss. Net loss decreased by approximately $2.0 million, or 19%, in fiscal 2000 compared to fiscal 1999, while as a percentage of sales it decreased to approximately 6% for fiscal 2000 from approximately 9% for fiscal 1999. This decrease was primarily attributable to the factors described above.

SELECTED QUARTERLY RESULTS OF OPERATIONS

           The following tables set forth consolidated statement of operations data for each of the seven consecutive quarters ended October 31, 2001. This information has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared substantially on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information. You should read this information in conjunction with our consolidated financial statements and the related notes elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results of any future period.

                                                                               THREE MONTHS ENDED
                                              ------------------------------------------------------------------------------------
                                              APR. 30,     JULY 31,     OCT. 31,   JAN. 31,    APR. 30,     JULY 31,    OCT. 31,
                                                2000         2000         2000       2001        2001         2001        2001
                                                ----         ----         ----       ----        ----         ----        ----
                                                                                (IN THOUSANDS)
Sales.......................................   $ 30,586    $ 35,163      $ 36,958    $38,970    $ 34,558     $ 32,017    $ 31,039
Cost of sales...............................     15,804      18,127        19,183     20,077      17,840       16,335      16,120
                                               --------    --------      --------    -------    --------     --------    --------
Gross profit................................     14,782      17,036        17,775     18,893      16,718       15,682      14,919
Research and development, net...............      3,392       3,266         3,665      3,926       4,007        3,786       3,617
Selling, general and administrative.........     11,258      12,452        11,773     12,679      12,032       11,135      11,543
Royalties and license fees..................        672         660           691        708         719          697         670
Merger and workforce reduction expenses.....          -      10,909             -          -           -        1,164        -
                                               --------    --------      --------    -------    --------     --------    --------
Income (loss) from operations...............       (540)    (10,251)        1,646      1,580         (40)      (1,100)       (911)
Interest and other income (expense), net....       (293)       (201)         (230)       227        (292)        (188)        128
                                               --------    --------      --------    -------    --------     --------    --------
Income (loss) before income taxes...........       (833)    (10,452)        1,416      1,807        (332)      (1,288)       (783)
Income tax provision........................          7           3            11        476         560          454         240
                                               --------    --------      --------    -------    --------     --------    --------
Net income (loss)...........................   $   (840)   $(10,455)     $  1,405    $ 1,331    $   (892)    $ (1,742)   $(1,023)
                                               ========    ========      ========    =======    ========     ========    ========

AS A PERCENTAGE OF SALES
Sales.......................................     100.0%      100.0%        100.0%      100.0%    100.0%       100.0%      100.0%
Cost of sales...............................      51.7        51.6          51.9        51.5      51.6         51.0        51.9
                                               -------     -------       -------     -------    ------       ------      ------
Gross profit................................      48.3        48.4          48.1        48.5      48.4         49.0        48.1
Research and development, net...............      11.1         9.3           9.9        10.1      11.6         11.8        11.7
Selling, general and administrative.........      36.8        35.4          31.9        32.5      34.8         34.8        37.2
Royalties and license fees..................       2.2         1.9           1.9         1.8       2.1          2.2         2.2
Merger and workforce reduction expenses.....        -         31.0            -           -           -         3.6           -
                                               -------     -------       -------     -------    ------       ------      ------
Income (loss) from operations...............      (1.8)      (29.2)          4.5         4.1      (0.1)        (3.4)       (2.9)
Interest and other income (expense), net....      (1.0)       (0.6)         (0.6)        0.6      (0.8)        (0.6)        0.4
                                               -------     -------       -------     -------    ------       ------      ------
Income (loss) before income taxes...........      (2.7)      (29.7)          3.8         4.6      (1.0)        (4.0)       (2.5)
Income tax provision........................       0.0         0.0           0.0         1.2       1.6          1.4         0.8
                                               -------     -------       -------     -------    ------       ------      ------
Net income (loss)...........................      (2.7)%     (29.7)%         3.8%        3.4%     (2.6)%       (5.4)%      (3.3)%
                                               =======     =======       =======     =======    ======       ======      ======


           Our quarterly results of operations have varied significantly in the past as a result of various factors, including the recent global economic slowdown and the general decline in information technology spending. Accordingly, sales and net income, if any, in any particular period may be lower than sales and net income, if any, in a preceding or comparable period. Period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as indicators of our future performance.


LIQUIDITY AND CAPITAL RESOURCES

           We have funded our operations and met our capital expenditure requirements primarily through cash flows from operations and borrowings from Comverse Technology. As of October 31, 2001, we had cash and cash equivalents of approximately $45.4 million and working capital of approximately $41.8 million.

           Operating activities for fiscal 1999, fiscal 2000 and for the nine-month period ended October 31, 2001, after adding back non-cash items, provided (or used) cash of approximately ($3.3) million, $8.8 million, and $1.6 million, respectively. During such periods, other changes in operating assets and liabilities provided (or used) cash of approximately $10.1 million, ($0.4) million, and $7.2 million, respectively.

           Investing activities for fiscal 1999, fiscal 2000 and for the nine-month period ended October 31, 2001 used cash of approximately $8.7 million, $10.6 million and $6.9 million, respectively. These amounts primarily include additions to property and equipment in fiscal 1999, fiscal 2000 and for the nine-month period ended October 31, 2001 of approximately $4.7 million, $6.3 million and $3.7 million, respectively, and capitalization of software development costs of approximately $4.0 million, $4.3 million and $3.1 million, respectively.

           Financing activities for fiscal 1999 and fiscal 2000 provided cash of approximately $5.4 million and $9.4 million, respectively. Financing activities for the nine-month period ended October 31, 2001 were not material. For fiscal 1999 and 2000, proceeds from the issuance of common stock provided $1.4 million and $0.9 million, respectively, and net proceeds from bank loans and related party loans provided $4.0 million and $8.6 million, respectively.

           In January 2002, we obtained a $42 million bank loan. This loan matures in February 2003, bears interest at LIBOR plus 0.55%, and may be prepaid without penalty at the end of any interest period. The proceeds of this loan were used to repay amounts owed to Comverse Technology. The loan is guaranteed by Comverse Technology.

           On February 1, 2002, our wholly-owned subsidiary, Loronix, acquired the digital video recording business of Lanex, LLC. The Lanex business provides digital video recording solutions for security and surveillance applications primarily to North American banks. The purchase price consisted of $9.5 million in cash and a $2.2 million convertible note issued by us to Lanex. The note is non-interest bearing and matures on February 1, 2004. The holder of the note may elect to convert the note, in whole or in part, into shares of our common stock at a conversion price of $3.1429 per share at any time on or after the completion of our initial public offering. The note is guaranteed by Comverse Technology.

           We believe that the net proceeds from this offering, together with our current cash balances and potential cash flow from operations, will be sufficient to meet the anticipated cash needs for working capital, capital expenditures and other activities for at least the next 12 months. Thereafter, if current sources are not sufficient to meet our needs, we may seek additional debt or equity financing. In addition, although there is no present understanding, commitment or agreement with respect to any acquisition of other businesses, products, or technologies, we may in the future consider such transactions, which may require additional debt or equity financing and could result in a decrease of our working capital. There can be no assurance that such additional financing would be available on acceptable terms, if at all.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

           In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141, "Business Combinations." SFAS No. 141 applies prospectively to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method of accounting for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 requires all business combinations to be accounted for using one method, the purchase method. Under previously existing accounting rules, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. The adoption of SFAS No. 141 did not have a material impact on our consolidated financial statements.

           In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather will be reviewed for impairment on a periodic basis. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS No. 142 is required to be applied at the beginning of our fiscal year and is to be applied to all goodwill and other intangible assets recognized in our financial statements at that date. Impairment losses for goodwill and certain intangible assets that arise due to the initial application of SFAS No. 142 are to be reported as resulting from a change in accounting principle. Goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to the provisions of SFAS No. 142. We do not expect the adoption of SFAS No. 142 to have a material impact on our consolidated financial statements.

           In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We do not expect the adoption of SFAS No. 143 to have a material impact on our financial statements.

           In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes certain provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years; however, early adoption is encouraged. We are currently evaluating the impact that SFAS No. 144 will have on our consolidated financial statements.

CORPORATE TAX RATE

           We have operations primarily in the United States, Israel, and the United Kingdom. The statutory corporate income tax rate in these jurisdictions are 34%, 36% and 30%, respectively. For the years ended January 31, 2000 and 2001 and the nine-month period ended October 31, 2001, we have not had significant taxable income in the United States or the United Kingdom. If and when we generate taxable income in these tax jurisdictions, we would expect our effective tax rate to increase. Our facilities in Israel have been granted approved enterprise status under the Law for the Encouragement of Capital Investment, 1959. As a result of this status, our Israeli subsidiary is entitled to a reduction in the normally applicable tax rate in Israel for income generated from these facilities. However, these benefits may not be applied to reduce the tax rate for any income derived by our non-Israeli subsidiaries.

           Under the current rules, the portion of income derived by our Israeli subsidiary from each of its approved enterprise programs at our manufacturing facilities in Israel is exempt from income tax in Israel for a period of two years commencing in the first year in which our Israeli subsidiary has taxable income allocable to a specific program and is subject to a reduced company tax of 10% for the subsequent eight year period, so long as we continue to hold at least 90% of the ordinary shares of our Israeli subsidiary. In addition, these reduced rates are limited to a period of 12 years from the year in which the facilities commenced operations or 14 years from the year in which the letter of approval was granted, whichever comes earlier.

           If our Israeli subsidiary subsequently pays us dividends out of income derived from the approved enterprise during the tax exempt period, there will be a tax on the gross amount distributed. The tax rate will be between 10% to 25%, depending on the percentage of ordinary shares of our Israeli subsidiary that we hold at the relevant time. In addition, we would also be taxed in Israel on the dividends we receive from our Israeli subsidiary at a reduced rate applicable to dividends from approved enterprises, which is 15% if the dividend is distributed during the tax exempt period or within 12 years after such period. Our Israeli subsidiary would be required to withhold the tax on its dividends at the time the dividend is paid.

GOVERNMENT GRANTS

           Our research and development efforts in Israel have been partially financed through internal resources and grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade. Under the Law for the Encouragement of Industrial Research and Development,

1984, approved research and development expenditure programs are eligible for grants of up to 50% of the expenditures if they meet certain criteria.

           In fiscal 1999, fiscal 2000 and the nine-month period ended October 31, 2001, we received grants of approximately $4.8 million, $7.5 million and $4.5 million, respectively, from the Office of the Chief Scientist. We expect that Chief Scientist grants as a percentage of our consolidated research and development expenses will decrease in future periods due to an expected increase in the portion of research and development activities that will not be recognized by the Chief Scientist and an expected increase in research and development activities outside of Israel. To date, we have received approximately $43 million in grants from the Office of the Chief Scientist.

           We pay royalties to the Chief Scientist for each project once the project begins to yield revenues. The royalty rates are between 3% and 5% of sales of products developed through the project up to the repayment of 100% of the grants received. For grants received under programs approved subsequent to January 1, 1999, the maximum payment is 100% of the grant amount, linked to the U.S. dollar, plus interest thereon. To date, we have recorded approximately $14 million in cumulative royalties to the Office of the Chief Scientist.

           The manufacturing of products developed with Chief Scientist grants must be performed in Israel. However, subject to the Chief Scientist's approval, manufacturing may be performed outside of Israel if the recipient of the grants pays accelerated royalties based on the amount of manufacturing performed outside of Israel.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

           We are exposed to market risk from changes in foreign currency exchange rates which could impact our results of operations and financial condition. We consider our exchange rate risk, in particular that of the U.S. dollar versus the British pound, the Euro and the new Israeli shekel, to be our primary market risk exposure. We do not believe that our exchange rate exposure will have a material effect on our financial condition, results of operations or cash flows.

           We manage our exposure to foreign currency exchange risks primarily through our regular operating and financing activities. In the future, we may use foreign currency exchange contracts and other derivative instruments to reduce our exposure to this risk if these contracts or financial instruments enable us to reduce our exposure to exchange rate movements. To date, we have not used any material foreign currency exchange contracts or other derivative instruments to reduce our exposure to this risk. As of October 31, 2001, we had no outstanding foreign currency exchange contracts or other derivative instruments.

           We currently maintain our surplus cash in short-term, interest-bearing bank deposits. Upon completion of this offering, pending further application, we may invest a portion of the net proceeds in interest-bearing investment-grade instruments or bank deposits. We do not expect that a 100 basis point increase nor decrease from current interest rates would have a material effect on our financial position, results of operations or cash flows.

                                   BUSINESS

OVERVIEW

           We are a leading provider of analytic solutions for communications interception, digital video security and surveillance, and enterprise business intelligence. Our software generates actionable intelligence through the collection, retention and analysis of voice, fax, video, email, Internet and data transmissions from multiple types of communications networks.

           Since the terrorist attacks of September 11, 2001, heightened awareness surrounding homeland defense and security, both in the United States and globally, has increased the demand for solutions such as ours. Recent legislative and regulatory actions have provided greater surveillance powers to law enforcement agencies, imposed strict requirements on communications service providers to facilitate interception of communications over public networks, and increased the security measures being implemented at airports and other public facilities. Demand for solutions such as ours has also been driven by the enormous growth in recent years in both the types and volume of communications.

INDUSTRY BACKGROUND

Overview

           The two markets that we focus on, digital security and surveillance and enterprise business intelligence, include a variety of applications aimed at generating actionable intelligence from voice, video and data transmissions. The process of generating actionable intelligence is comprised of the following five components: collection, retention, analysis, decision and distribution.

     o Collection of raw multimedia information is achieved through an interface with wireline and wireless communications networks, including the Internet and closed circuit television, or CCTV cameras, as well as cameras with direct connection to IP networks.

     o Retention consists of storage of the collected multimedia information for a period of time. Collected information can be processed concurrently with its storage.

     o Analysis of stored information is performed through various voice, video and data mining techniques. These analytical tools convert raw multimedia information into organized useful data.

     o Decision criteria are established by users to filter and prioritize processed data. By applying decision criteria, the processed data becomes actionable intelligence.

     o Distribution of actionable intelligence to the appropriate decision makers is the last component of the multimedia analytic solution. Through notification techniques, the decision makers are made aware of the existence of actionable intelligence in a timely manner.

THE DIGITAL SECURITY AND SURVEILLANCE MARKET

           The digital security and surveillance market consists primarily of communications interception by law enforcement agencies and digital video security utilized by government agencies and public and private organizations for use in airports, public buildings, correctional facilities and corporate sites.

Communications Interception

           Lawful communications interception, historically referred to as wiretapping, is the monitoring and recording of voice and data transmissions to and from a specified target over communications networks in order to obtain intelligence and gather evidence. Law enforcement agencies are typically granted the authority from national and regional government authorities to monitor, record, process and store intercepted transmissions to and from specified targets. Since laws governing electronic surveillance vary significantly by country, and within many countries at the state or provincial levels, law enforcement agencies are increasingly turning to established industry leaders for turnkey solutions that enable them to operate within the legal limits of information monitoring and collection.

           In 1994, the U.S. Congress passed the Communications Assistance for Law Enforcement Act, or CALEA, and subsequently, the European Telecommunications Standards Institute, or ETSI, adopted similar standards. These two developments have prompted an increase in the demand for communications interception solutions. The purpose of CALEA and the ETSI standards is to ensure that communications service providers are able to fulfill the technical requirements of channeling intercepted transmissions to law enforcement agencies. Although CALEA was introduced approximately eight years ago, communications service providers were not required to comply with CALEA's standards until June 30, 2000, and were allowed to individually seek further exemptions. Following the September 11 terrorist attacks, the Federal Communications Commission issued an order stating that no further exemptions would be granted after December 31, 2001. Since then, communications service providers seeking to comply with CALEA and the ETSI standards and communications equipment vendors seeking to provide compliant products have fueled the demand for solutions that are CALEA and ETSI compliant. By outsourcing their need for a compliant communications interception solution, communications service providers and equipment vendors are able to focus on their core business activities.

           On November 19, 2001, the President of the United States signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, known as the "USA Patriot Act." This legislation significantly expanded federal wiretap capability and eased the process for acquiring wiretapping warrants by granting law enforcement agencies the authority to intercept multiple methods of communications, such as cellular calls and emails with a single warrant and by extending the duration and scope of such warrants in certain circumstances. In addition, the USA Patriot Act encourages collaboration between law enforcement agencies by easing the restrictions on the sharing of recorded communications. Similar legislation is currently being considered in Europe and Asia.

           Altogether, the recent legislative, regulatory and technological developments surrounding communications interception activities have led to an increase in demand for sophisticated communications interception solutions. Traditionally, lawful communications interception activities consisted of a law enforcement or other authorized official eavesdropping on the telephone conversation of a suspected target. Today, utilizing advanced communications interception technologies, all voice and data transmissions of a target can be intercepted through multiple communications channels.

           We believe the market for communications interception solutions will grow primarily due to:

     o the emphasis placed on security-related spending stemming from the September 11 terrorist attacks. We believe that spending on communications intelligence is now among the highest of priorities for the United States and its allies, and many new homeland security initiatives are underway;

     o initiatives by communications service providers to comply with the technical standards established by CALEA in the United States, the ETSI standards in Europe and other international regulatory bodies;

     o initiatives by law enforcement agencies following enactment of the USA Patriot Act;

     o the development and deployment of new communications technologies, including increased use and acceptance of e-mail, the Internet, and other data transmissions as means of communication; and

     o the dramatic increase in data traffic, which is anticipated to require new surveillance tools capable of collecting and processing an increased volume and array of signals.

Digital Video Security

           Organizations are increasingly recognizing the need for surveillance of their facilities and operations to ensure the proper level of security. The September 11 terrorist attacks have heightened public awareness to the security needs of public facilities, including airports and government buildings, as well as other organizations and institutions. Digital video security solutions coupled with intelligent video analysis tools address some of these security needs by providing a proactive approach to surveillance and security. A proactive approach to surveillance and security is achieved through the instantaneous processing of collected data and, in contrast to a passive approach, may help prevent or contain a security breach in real time.

           Traditionally, video security consisted of connecting surveillance cameras to analog recording equipment that archived video images on tape. Today, digital video technology offers many advantages over analog equipment while allowing for the continued use of the existing infrastructure of installed cameras. These advantages include more efficient storage of video for faster search and retrieval, either locally or remotely through IP networks. Additionally, as video data is digitized and compressed, a variety of intelligent video analysis tools can be applied, including biometric identification, the process of using unique biological characteristics to identify an individual, and motion detection technologies. The combination of digital recording and intelligent video analysis technologies provides users with a more effective integrated security and surveillance solution.

           Digital video security systems are marketed primarily to government agencies and public and private organizations for use in airports, public buildings, correctional facilities and corporate sites that require the capture, retention and analysis of video information for crime prevention and investigation, asset protection and other related purposes.

           We believe that the market for digital video security will grow primarily due to:

     o expected increases in the number and quality of security solutions deployed in corporate and public facilities due to heightened security awareness;

     o    expected migration from analog to digital video recording; and

     o expected increases in value-added applications utilizing digital video promoting the shift from passive to proactive video monitoring.

THE ENTERPRISE BUSINESS INTELLIGENCE MARKET

           The pressure on companies to manage their businesses more effectively has fueled the demand for analytic technologies and enterprise business intelligence solutions that provide actionable intelligence to organizations in a quick, convenient and helpful manner. The enterprise business intelligence market consists primarily of solutions targeting enterprises that rely on contact centers for voice, email and Internet interactions with their customers. Additionally, an emerging segment of enterprise business intelligence utilizes digital video information to allow enterprises and institutions to enhance their operations, processes and performance.

Contact Center Business Intelligence

           Developing and maintaining long-term customer relationships is critical to the success of an enterprise operating in the competitive global marketplace. However, to understand and enhance customer relations, an enterprise must first improve its business processes that involve a high degree of direct customer interaction. Today, many organizations interact with their customers or clients primarily through contact centers. Increasingly, the contact center is the primary "hub" within an organization for processing inbound or outbound communications with customers that relate to the organization's products and services. Contact centers generally consist of supervisor and agent workstations that are staffed with customer service representatives and are linked to a central telephone switch as well as computer systems linking all functions of database management to capture, store and report relevant customer information.

           Recently, demand has increased for solutions that automate and evaluate key sales, marketing and customer service processes, improve the effectiveness of customer interactions, and aid in the retention of contact center agents. As customers continue to interact with customer service representatives through multiple communication channels including the Internet, the role and importance of recording and quality assurance for contact centers is increasing. Additionally, the rapid growth of the Internet and electronic commerce has also increased the importance companies place on their customer relationships since the Internet enables consumers to easily evaluate products and prices from a wide range of geographically dispersed vendors and quickly change vendors at a relatively low cost. Enterprises across industries are being driven to purchase quality assurance software primarily to improve customer care, as well as to comply with industry-specific regulations. In addition, due to the high cost of agent training and the high turnover of contact center agents, the retention of contact center agents has become a high priority for many enterprises.

           Contact center business intelligence solutions target enterprises that rely on contact centers for voice, email and Internet interactions with their customers. Actionable intelligence generated from such interactions helps these enterprises to better service and retain customers, improve business processes and optimize contact center agent performance and retention. Companies possessing a better understanding of the characteristics and preferences of their customers are better positioned to customize product and service offerings resulting in increased sales and enhanced customer retention. In addition, these companies will also be able to better identify opportunities to sell complementary or higher-end products and to more accurately forecast customer demand. For example, major financial institutions generally and credit card issuers particularly, need to monitor contact center activity in real time to ensure that contact center representatives are responsive to customer needs, and assure that customers do not cancel accounts or transfer balances based on poor service. Additionally, increased intelligence allows these companies to identify new business opportunities with customers, such as cross-selling other financial services and products, including investments, insurance and mortgages, to existing credit card customers.

           We believe that the market for contact center business intelligence solutions will grow primarily due to:

     o increased awareness and acceptance of the benefits of analytical recording and quality assurance solutions to optimize the customer experience;

     o continuing shift from traditional contact centers to web-enabled and multimedia contact centers requiring advanced quality assurance solutions;

     o upgrades of existing contact centers seeking to improve efficiency and reduce costs;

     o increased need by corporations to provide innovative management tools to motivate and reward agents, as well as to decrease the high turnover of agents in the contact center field; and

     o transition by contact centers from measurement of agent performance improvement alone to business process improvement.

Video Business Intelligence

           An emerging segment of enterprise business intelligence utilizes digital video information to allow enterprises and institutions to enhance their operations, processes and performance. Traditional video security and surveillance systems allow enterprises to view and record actions and behaviors associated with security-related or criminal activity; however, information on the actions, behaviors and interactions of personnel or customers of an enterprise is also valuable. The existing infrastructure of closed circuit television cameras often already captures much of this valuable operational information, however, utilizing information recorded by analog recording systems is impractical. The expansion of digital recording and the introduction of intelligent video analysis tools allow an enterprise to easily access and utilize this valuable operational information.

           Implementing video business intelligence applications offers valuable information and process improvements to businesses in many vertical markets, such as the retail, gaming and corporate markets. Some of the applications for video business intelligence include the automatic counting, categorizing, monitoring and assessment of customers and personnel. Improved service is realized by real-time identification and notification of business opportunities and customer service requirements.

           We believe that the market for digital video business intelligence solutions will grow primarily due to:

     o The continuing demands on enterprises and institutions to streamline their operations, improve their competitiveness and enhance their customer service; and

     o The rapid expansion of digital-based video systems that provide the platform for, and enable the use of, intelligent video analysis tools, including biometrics and other advanced analytics.

OUR STRATEGY

           Our strategy is to further enhance our position as a leading provider of digital security and surveillance and enterprise business intelligence solutions worldwide. Key elements of our strategy include:

     o Enhancing our technological leadership and expanding the analytic capabilities of our software. We intend to enhance our position in the digital security and surveillance market and the enterprise business intelligence market by continuing to develop internally the analytic capabilities of our products and enhancing our core and complementary technologies.

     o Focusing on new market opportunities. As the need for actionable intelligence is recognized by more organizations and market segments, we believe we are well positioned to offer effective solutions to these sectors.

     o Leveraging our existing technologies into new markets and applications. Our core technologies can be applied to several different business applications. For example, the core technology of our video business intelligence solutions originates from our digital video security products. We continuously seek to utilize our technologies in different business applications, as well as explore the opportunity to combine our voice and video technologies into one comprehensive solution.

     o Utilizing strategic alliances to enhance our products and increase our customer base. We plan to expand our product offerings and increase our customer base by providing advanced complementary solutions, such as biometric identification, through strategic alliances and joint ventures with technology providers.

     o Enhancing our relationships with systems integrators and software resellers. We believe that our global network of systems integrators and software resellers provides us with a unique opportunity to access new markets and customers both domestically and internationally. We are expanding our distribution channels by establishing additional relationships with value added resellers, systems integrators and distributors that sell security and business intelligence solutions to global enterprises and service providers. We are also increasing our worldwide product support and sales operations and our direct sales channels.

OUR SOLUTION

           Our solution enables the intelligent recording and analysis of voice, video and data transmissions for digital security and surveillance and enterprise business intelligence. Our products are utilized by government agencies, leading corporations, financial institutions and telecommunications service and equipment providers.

           Our solutions provide our customers with the following key benefits:

     o Robust functionality with advanced features. Our solutions address the unique needs of our customers by providing a wide range of functions. In addition, we have developed a number of applications that enhance the functionality of our base product offerings. For example, our digital video systems incorporate object-tracking software that analyzes real-time video for specific motion, such as the separation of a passenger from his luggage at an airport. In addition, our communications interception products feature a cell-phone tracking program that can identify the location of a wireless caller.

     o End-to-end systems. Our products are unique in that we deliver complete solutions for both access to and delivery from communications networks and the collection, storage, management and processing of multimedia communications by our end users.

     o Turnkey solutions. Our solutions can be quickly and efficiently deployed by our customers. We offer integrated hardware and software as well as training and project management services. In addition, we offer comprehensive documentation, installation and maintenance services.

     o Intuitive user interface. Our products utilize standard user interfaces, such as web-browser and email software, which allow our customers to operate our software in a familiar and easy to use framework.

     o Scalable network-based solution with centralized control. Our digital security and surveillance and enterprise business intelligence solutions are network-based so that our customers can access recorded information from any network connection. By allowing for centralized monitoring, we believe that our solutions enable customers to more efficiently manage their security and business information located at dispersed sites. Our products can be scaled to support thousands of inputs, both locally and across a customer networked site.

     o Open, extendable platform. Our software runs on standard platforms and integrates with standard storage, compression and database technologies. We integrate with communications switches and customer relationship management software, as applicable, from multiple vendors across both traditional and next-generation communications networks. In addition, we have developed application programming interfaces, which enable our customers to easily incorporate their proprietary database information into our solutions.

     o Global support and service. We are a global company with systems installed in more than 50 countries around the world and a service infrastructure able to quickly and efficiently meet customer needs. We believe that the breadth of our distribution, service and support is unparalleled in the industry.

     o Expertise in national and international standards and laws. Our products are designed to comply with intricate local, national and international standards regarding the lawful interception of communications. We believe that the thorough knowledge of the regulatory environments in which our customers operate enables us to build more functional and practical solutions.

DIGITAL SECURITY AND SURVEILLANCE SOLUTIONS

The following table summarizes our digital security and surveillance product lines:

--------------------- -------------------- --------------------------- --------------------------- ----------------------------
     Product Line         Market Served       Type of Customer           Purpose / Description         Location of Product
--------------------- -------------------- --------------------------- --------------------------- ----------------------------
STAR-GATE             Communications       o  Communications           Access, delivery and        Embedded in circuit or
                      interception            service providers        administrative functions    packet-based switch
                                                                       of communications           infrastructure
                                           o  Internet service         interception
                                              providers

                                           o  Switch
                                              manufacturers
--------------------- -------------------- --------------------------- --------------------------- ----------------------------
RELIANT               Communications       o  Law enforcement          Collection, delivery,       Law enforcement or
                      interception            agencies                 storage, and analysis of    intelligence agency

                                           o  Intelligence             data from communications    monitoring center
                                              agencies                 interception
--------------------- -------------------- --------------------------- --------------------------- ----------------------------
LORONIX digital video Digital video        o  Government               Intelligent recording of    Networked to customer CCTV
security              security                agencies                 video from CCTV camera      or IP cameras

                                           o  Public agencies          transmissions

                                           o  Transportation
                                              agencies

                                           o  Public buildings
--------------------- -------------------- --------------------------- --------------------------- ----------------------------


STAR-GATE

           Our STAR-GATE product line enables communications carriers, Internet service providers, and communications equipment manufacturers to overcome the complexities posed by global digital communications and comply with governmental requirements. STAR-GATE enables communications service providers to intercept simultaneous communications over a variety of wireline, wireless and IP networks for delivery to law enforcement and other government agencies. STAR-GATE's flexibility supports multi-network, multi-vendor switch environments for a common interface across communications networks and supports switches from communications equipment manufacturers, such as Alcatel, Ericsson, Lucent, Nokia, Nortel and Siemens. STAR-GATE also supports interfaces to packet data networks, such as the Internet and general packet radio services.

           Our STAR-GATE product line performs two primary functions:

     o Administration. STAR-GATE automates the implementation of a court order for communications interception. This process includes assigning surveillance targets, defining recipients of intercepted data and setting time and security parameters conforming with the court order.

     o Mediation. STAR-GATE routes the intercepted data from the communications switch, converts data into the required legal interception standard format, and delivers the intercepted communications to the appropriate law enforcement agency.

           STAR-GATE complies with CALEA and the ETSI standards for both circuit switched and IP networks.

RELIANT

           Our RELIANT product line provides intelligent recording and analysis solutions for communications interception activities to law enforcement organizations and government agencies. Our RELIANT software equips law enforcement agencies with an end-to-end solution for live monitoring of intercepted target communications and evidence collection management, regardless of the type of communication or network used. Applications can scale from a small center for a local police force, to a country-wide center for national law enforcement agencies. RELIANT products are designed to comply with legal regulations and can be integrated with communications networks in the country where the system is utilized.

           The RELIANT monitoring center is comprised of a system administration workstation and an operator workstation as well as collection and storage databases and servers. RELIANT collects intercepted communications from multiple channels and stores them for immediate access, further analysis and later use as evidence. The system enables the review of intercepted voice, fax and data transmissions in their original forms through an easy to use interface.

           RELIANT offers the following key features:

     o Open database architecture, which enables the application of external analysis tools, while advanced security measures maintain the integrity of intercepted information against penetration and unauthorized access;

     o Long-term session archiving for use in court playback and submission of evidence;

     o    Location tracking capabilities for wireless network interception; and

     o    Maintenance and fault management.

LORONIX Digital Video Security

           Our LORONIX digital video security product line provides intelligent recording and analysis of video for security and surveillance applications to government agencies and public organizations. Our LORONIX software digitizes, compresses, stores and retrieves video imaging. In addition, LORONIX products provide live video streaming and camera control over local and wide area computer networks and the Internet.

           Our LORONIX product line may be configured to allow customers to perform complete monitoring for security and management of local and remote sites from a central investigative unit. The use of digital storage and compression technology makes the LORONIX product line a more efficient alternative to analog tape storage. The technology interfaces with access control, facial recognition, activity and intrusion detection and other technologies for enhanced security and surveillance.

           The LORONIX solution offers the following features:

     o Activity scan functionality that enables users to detect activity in recorded video by analyzing frames of a video segment to detect changes from image to image. As a scan progresses, images of video frames containing activity are highlighted and set aside for further analysis;

     o Camera management software that displays all cameras connected to a given system with a graphic user interface. Intuitive camera icons denote whether cameras are black and white, color, fixed, or have pan/tilt/zoom functionality;

     o An image toolkit that allows users to enhance, annotate, print, and save images in a variety of formats from live or recorded video;

     o Video authentication technology that utilizes a mathematical algorithm to confirm the authenticity of digital video and to produce an image fingerprint. This fingerprint is compared to others that were created and stored when the video was originally captured by the recorder;

     o A video export application that can send live and recorded video for review at any time;

     o Scalability allowing for the monitoring of thousands of cameras at the same moment;

     o Open architecture allowing for the application of intelligent video tools such as biometric identification and motion detection technologies;

     o Operation capabilities whereby users can conduct diversified tasks, such as playback, archiving and live review simultaneously; and

     o    Advanced compression technologies.

ENTERPRISE BUSINESS INTELLIGENCE SOLUTIONS

The following table summarizes our enterprise business intelligence product lines:

------------------------ ---------------------- ---------------------------- ---------------------------- -------------------------
       Product Line          Market Served          Type of Customer            Purpose / Description        Location of Product
------------------------ ---------------------- ---------------------------- ---------------------------- -------------------------
ULTRA                    Contact centers        o   Internal contact         Recording and analysis of    Interface through
                                                    centers of large         customer interactions with   customer relations
                                                    organizations and        contact centers agents       management application
                                                    enterprises, including                                server
                                                    utilities and
                                                    financial institutions

                                                o   Outsourced
                                                    contact centers
------------------------ ---------------------- ---------------------------- ---------------------------- -------------------------
LORONIX video business   Business intelligence  o   Large                    Analysis of digital video    Networked to customer
intelligence                                        organizations and        to improve business          CCTV or IP cameras
                                                    enterprises, primarily   processes and performance
                                                    in the retail and
                                                    gaming industries
------------------------ ---------------------- ---------------------------- ---------------------------- -------------------------


ULTRA

           Our ULTRA products record and analyze customer interactions to provide enterprises with business intelligence about their customers and help monitor and improve the performance of their contact centers. ULTRA's intelligent recording platform uses an innovative architecture that leverages voice and data processing technologies to offer customers multiple methods of recording contact center interactions while providing a flexible framework for expansions and changes in technologies.

           ULTRA products capture customer interactions from multiple sources, including telephone, email, Internet or voice over Internet protocol. Utilizing ULTRA's OpenStorage Portal and Universal Database, our customers can leverage their existing storage infrastructure to store and access recorded customer interactions using standard file formats. ULTRA's software tools analyze customer interactions and distribute the resulting actionable intelligence to specified individuals based on predetermined parameters via private computer networks or the Internet.

           ULTRA products integrate with leading customer relationship management, or CRM, applications allowing the delivery of information directly to the user's desktop within Siebel, PeopleSoft and other CRM solutions. ULTRA also interfaces with popular desktop software tools, including Microsoft Outlook, Lotus Notes and web browsers, to enable the user to easily access the data in a familiar computing environment.

           The ULTRA product line offers the following key features:

     o Advanced analytical tools for efficient data mining of call content for customer intelligence;

     o Unique user-defined customer satisfaction analysis features. Such features include a call flow analysis which monitors information such as call length, number of holds, hold times, and transfers, as well as stress analysis which defines customer stress level during calls, allowing for either on-line assistance from a supervisor or offline analysis for improved agent performance;

     o Open architecture, allowing for quick and easy integration with leading CRM applications; and

     o Advanced storage systems which convert calls to standard file format, allowing for the integration of voice to CRM applications as well as the enterprise wide distribution via local or wide area networks.

LORONIX Video Business Intelligence

           Our LORONIX video business intelligence products enable our enterprise customers to monitor and improve their operations through the analysis of live and recorded digital video. Like the LORONIX digital video security product, the LORONIX video business intelligence product digitizes, compresses, stores and retrieves video imaging. While leveraging the technology of our digital security product, the LORONIX enterprise product line also contains unique software focused on maximizing operational effectiveness through video analysis.

           By interfacing with customer databases and software systems, LORONIX facilitates the user's review of video imaging based on specific criteria such as employee ID, product barcodes and point of sale transaction history. The LORONIX solution also integrates intelligent software that allows for the detection of movement of people and objects at a customer's premises. These features can be used to improve the operational performance of businesses, such as retail chains and casinos, by providing real-time alerts to customer bottlenecks. Enterprises can combine our software with other video analysis technologies that actively monitor customer and employee behavior and responses.

SALES AND MARKETING

           We sell our products primarily through a combination of our direct sales force and agents, distributors, value added resellers and systems integrators. As of January 31, 2002, we had several sales offices in the United States and offices in Australia, Canada, France, Germany, Hong Kong, Israel, Japan, the Netherlands, Singapore and the United Kingdom. Our direct sales force consists of account executives, solutions consultants, and regional sales directors, that possess industry-specific experience.

           Our sales force pursues potential sales leads identified internally or provided by systems integrators. We develop strategic marketing alliances with leading companies in our industry to expand the coverage and support of our direct sales force. Our business development personnel are responsible for the initiation, negotiation and completion of these marketing alliances. We currently have such relationships with ADT, Avaya, Genesys, Nortel, PriceWaterhouseCoopers, Siebel, Siemens and Visionics.

           Our direct sales cycle typically begins with our initiation of a sales lead or the receipt of a request for a proposal from a prospective customer. The sales lead, or request for a proposal, is followed by an assessment of the customer's requirements, a formal proposal, presentations and product demonstrations, site visits to an existing customer that utilizes our products and contract negotiation and signing. The sales cycle can vary substantially from customer to customer but typically lasts six months to one year and is considered completed with the delivery of our product to the customer.

           We use a variety of marketing programs to build brand name awareness, as well as to attract potential customers. These programs include market research, product and strategy updates with industry analysts, direct marketing programs to current and prospective customers, advertising, participation in industry trade shows, conferences, and seminars, and a public relations program that includes demonstrations of our products. To support sales efforts, we also produce promotional materials that include brochures, video presentations, data sheets and other technical descriptions.

CUSTOMERS

           Our products are currently used by over 800 organizations and are deployed in over 50 countries, across many industries and markets. Many users of our products are large corporations or government agencies that operate from multiple locations and facilities across large geographic areas and sometimes across several countries. These organizations typically implement our solutions in stages, with implementation in one or more sites and then gradually expanding to a full enterprise, networked-based solution.

           The following list represents sample purchasers of our products in our key market segments:

     o Communications interception: Cingular Wireless, Ericsson, Nortel, the Toronto Police Service, the U.S. Department of Justice and VoiceStream;

     o Digital video security: FedEx, Mohegan Sun Casino, the Port Authority of New York & New Jersey, the U.S. Capitol, the U.S. Department of Defense, the U.S. Department of the Treasury - Bureau of Engraving and Printing, and Washington Dulles International Airport;

     o Contact center business intelligence: BlueCross BlueShield, Con Edison, Datek, HSBC, JCPenney, OnStar and Sprint; and

     o    Video business intelligence: FedEx and Tiffany & Co.

RESEARCH AND DEVELOPMENT

           We continue to enhance the features and performance of our existing products and introduce new solutions. We believe that our future success depends on a number of factors, which include our ability to:

     o identify and respond to emerging technological trends in our target markets;

     o develop and maintain competitive solutions that meet our customers' changing needs; and

     o enhance our existing products by adding features and functionality to meet specific customer's needs, or that differentiate our products from those of our competitors.

           As a result, we have made and intend to continue to make significant investments in research and development. We allocate our research and development resources in response to market research and customer demands for additional features and solutions. Our development strategy involves rolling out initial releases of our products and adding features over time. We continuously incorporate product feedback we receive from our customers into our product development process. While we expect that new products will continue to be developed internally, we may, based on timing and cost considerations, acquire or license technologies, products or applications from third parties.

           Our net research and development expenses were approximately $21.3 million for fiscal 1999, $14.2 million for fiscal 2000 and $11.4 million for the nine-month period ended October 31, 2001. Our principal research and development activities are located in Israel, the United States and Germany. As of January 31, 2002, we had over 260 employees engaged in our research and development activities.

MANUFACTURING

           Our manufacturing operations, which are performed in our Israeli, U.S. and German facilities, consist primarily of installing our software on externally purchased hardware components and final assembly and testing, which involves the application of extensive quality control procedures to materials, components, subassemblies and systems. A majority of the hardware components for our products are available from equipment vendors. Only a limited number of hardware components are manufactured specifically for us. To date, we have been able to obtain adequate supplies of all components in a timely manner from existing sources or, when necessary, from alternative sources.

           We maintain organization-wide quality assurance procedures, coordinating the quality control activities of our research and development, manufacturing and service departments. Our primary manufacturing and research and development facility in Israel has received certification to Quality Standard ISO 9001.

INTELLECTUAL PROPERTY RIGHTS

           We have accumulated a significant amount of proprietary know-how and expertise over the years in developing multimedia analytic solutions for digital security and surveillance and enterprise business intelligence. As of October 31, 2001, we had no patents and five patent applications pending. We continuously review with our patent attorneys new areas of technology to determine whether they are patentable.

           The names RELIANT(TM), LORONIX(TM), cctvware(TM), vCRM(TM), Building the Customer Intelligent Enterprise(TM), OpenStorage Portal(TM), Intelligent Recording(TM) and our logos are our trademarks.

           We license certain software, technology and related rights for use in the manufacture and marketing of our products, and pay royalties to third parties under such licenses and other agreements. We believe that our rights under such licenses and other agreements are sufficient for the manufacturing and marketing of our products and, in the case of licenses, extend for periods at least equal to the estimated useful lives of the related technology and know-how.

           In January 2000, Comverse Technology and Lucent, acting through subsidiary patent holding companies on behalf of themselves and their various subsidiaries and affiliates, entered into a non-exclusive cross-licensing arrangement covering current and certain future patents issued to Comverse Technology and its affiliates and a portfolio of current and certain future patents in the area of communications technology issued to Lucent and its affiliates. Under that arrangement, and pursuant to a patent license agreement between us and Comverse Technology, Lucent is entitled to non-exclusive royalty-free licenses under any patents granted to us or which we obtain the right to license during the term of the agreement, while we are entitled to a non-exclusive royalty-free sublicense to all patents that are licensed by Lucent to Comverse Technology. See "Related Party Transactions - Patent License Agreement."

COMPETITION

           We face strong competition in the markets for our products, both in the United States and internationally. We expect competition to persist and intensify in the digital security and surveillance market, primarily due to increased demand for homeland defense and security solutions following the September 11 terror attacks. Our primary competitors are suppliers of security and recording systems and software, and indirect competitors that supply certain components to systems integrators. In the enterprise business intelligence market, we face competition from organizations emerging from the traditional call logging or call recording market as well as software companies that develop and sell products that perform specific functions for this market. Additionally, many of our competitors specialize in a subset of our portfolio of products and services. Primary competitors include, among others, ADC Telecommunications, ECtel, e-talk, Eyretel, JSI Telecom, NICE-Systems, Sensormatic and Witness Systems. We believe we compete principally on the basis of:

     o    product performance and functionality;

     o    knowledge and experience in our industry;

     o    product quality and reliability;

     o    customer service and support; and

     o    price.

           We believe that our success depends primarily on our ability to provide technologically advanced and cost effective solutions. Additionally, we must continue to provide our customers with prompt and responsive customer support. Our competitors that manufacture other security-related systems or other recording systems may derive a competitive advantage in selling to customers that are purchasing or have previously purchased other compatible equipment from such manufacturers. Further, we expect that competition will increase as other established and emerging companies enter our market and as new products, services and technologies are introduced.

EMPLOYEES

           As of January 31, 2002, we had approximately 800 employees. A majority of our employees are scientists, engineers or technicians engaged in research and development and marketing support services. We consider our relationship with our employees to be good. Our employees in the United States are not covered by any collective bargaining agreement. Our employees outside the United States are entitled to severance and other benefits mandated under local laws.

           Israeli law generally requires the payment by employers of severance pay upon the death of an employee, retirement or upon termination of employment, and we provide for such payment obligations through monthly contributions to an insurance fund. Additionally, Israeli employees and employers are required to pay pre-determined sums to the National Insurance Institute, which covers medical and other benefits similar to the benefits provided by the United States Social Security Administration.

FACILITIES

           We lease approximately 60,000 square feet of office space in the United States, including approximately 32,000 square feet in Woodbury, New York, where our headquarters and some of our support and sales facilities are located. The lease of our Woodbury, New York facilities expires in February 2003. We lease approximately 70,000 square feet of office and storage space for manufacturing, development, support and sales facilities in Tel Aviv, Israel. This lease expires in January 2004. Additionally, we lease approximately 15,000 square feet of office space for sales, installation and support in the United Kingdom. We also lease small office facilities in Germany and the Netherlands.

           We own approximately 40,000 square feet of office space for the development, manufacturing, support and sales of our LORONIX product lines in Durango, Colorado. We also own approximately 25,000 square feet of office space for sales, manufacturing, support and development in Bexbach, Germany. We believe that our owned and leased facilities are adequate for our current operations, and that additional facilities can be acquired or developed to provide for expansion of our operations in the foreseeable future.

LEGAL PROCEEDINGS

           From time to time, we are subject to claims in legal proceedings arising in the normal course of our business. We do not believe that we are party to any pending legal action that could reasonably be expected to have a material adverse effect on our business or operating results.

PROXY AGREEMENT WITH THE DEPARTMENT OF DEFENSE

           One of our subsidiaries, Verint Technology Inc., or Verint Technology, is engaged in the development, marketing and sale of our communications interception solutions to various U.S. governmental agencies. In order to conduct its business, Verint Technology is required to maintain facility security clearances under the National Industrial Security Program, or the NISP. The NISP requires companies maintaining facility security clearances to be insulated from foreign ownership, control or influence. We, Comverse Technology and the Department of Defense have entered into a proxy agreement with respect to the ownership and operations of Verint Technology. The proxy agreement has been approved by the Defense Security Service, which has oversight responsibilities on behalf of the Department of Defense.

           Under the proxy agreement we appointed three U.S. citizens that have the requisite personal security clearance as directors of Verint Technology and as holders of proxies to vote the stock of Verint Technology. These individuals are responsible for the oversight of Verint Technology's security arrangements, including the separation of Verint Technology from us and our affiliates. As proxy holders, these individuals have the power to exercise all prerogatives of ownership of Verint Technology, except that without obtaining our express written approval they may not authorize any individual sale or disposal of capital assets constituting a material amount of Verint Technology's assets, the mortgaging of assets other than for working capital or capital improvement purposes, any merger, consolidation, reorganization or dissolution of Verint Technology and the filing of a petition under the federal bankruptcy laws.

           Under the proxy agreement we have also established a government security committee, which consists of the three proxy holders. The government security committee is in charge of the development and implementation of a technology control plan, which prescribes measures and establishes procedures to prevent unauthorized disclosure or export of controlled information to us, any of our affiliates or others. In addition, the proxy agreement establishes procedures regarding meetings, visits and communications between Verint Technology, us and our other affiliates. The Department of Defense continually reviews the technology control plan and receives an annual report from the proxy holders.

EXPORT REGULATIONS

           We are subject to export restrictions in Israel with respect to certain components of our RELIANT products which are developed and manufactured in Israel. In order to export our RELIANT products from Israel, we are required to obtain export licenses from the Israeli Ministry of Defense prior to marketing these products in foreign countries. We are also required to obtain an additional license prior to the completion of each sale. To date, we have been successful in obtaining necessary permits.

           We are also subject to export restrictions in Germany with respect to components of our RELIANT products which are developed and manufactured in Germany. To date, we have been able to rely on the terms of a general export license in Germany to export these components to countries outside the European Union. Under the terms of this license, we are also required to report to German authorities each shipment of these components outside of the European Union.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

The following table sets forth certain information concerning our directors, executive officers and key employees. Prior to the completion of this offering, we intend to designate three independent directors in accordance with the rules of the Nasdaq National Market:

NAME                                      AGE       POSITION
----                                      ---       --------
Executive Officers and Directors:

Kobi Alexander........................     49       Chairman of the Board of Directors
Dan Bodner............................     43       President, Chief Executive Officer and Director
Igal Nissim...........................     46       Chief Financial Officer and Director
David Kreinberg.......................     37       Director
William F. Sorin......................     53       Director

Key Employees:
David T. Ledwell .....................     55       President and Chief Executive Officer of Loronix
Elan Moriah...........................     39       Vice-President and divisional President for Contact Center
                                                    Business Intelligence Solutions
David Worthley........................     40       President and Chief Executive Officer of Verint Technology Inc.
David Parcell.........................     48       Managing Director of Europe, Middle East and Africa
Meir Sperling.........................     52       Managing Director of Verint Systems Ltd.



Executive Officers and Directors

KOBI ALEXANDER has served as Chairman of our Board of Directors since February 1994. Mr. Alexander, a founder of Comverse Technology, Inc., has been a director and senior executive officer of Comverse Technology since its formation in October 1984, serving in the capacities of Chairman of the Board of Directors since September 1986 and Chief Executive Officer since April 1987. Mr. Alexander also serves as director and Chairman of the Board of various subsidiaries of Comverse Technology, including its other principal operating subsidiaries, Comverse, Inc. and Ulticom, Inc. Mr. Alexander is also a director of System Management Arts Incorporated, or SMARTS, a leading developer of intelligent software to assure availability and performance of network-based services. Mr. Alexander received a B.A., magna cum laude, in Economics from the Hebrew University of Jerusalem in 1977, and an M.B.A. in Finance from New York University in 1980.

DAN BODNER is President, Chief Executive Officer and a director of our company. Mr. Bodner served as our President and/or Chief Executive Officer and director since February 1994. From 1991 to 1998, Mr. Bodner also served as President and Chief Executive Officer of Comverse Government Systems Corp., a former affiliate of ours. Prior to such positions, from 1987 to 1991, Mr. Bodner held various management positions at Comverse Technology. Prior to joining Comverse Technology, Mr. Bodner was employed for two years as Director of Software Development for Contahal Ltd. From 1981 through 1985, Mr. Bodner served in the Israeli Defense Force in an engineering capacity. Mr. Bodner received a B.Sc., cum laude, in Electrical Engineering from the Technion, Israel Institute of Technology, in 1981 and a M.Sc., cum laude, in Telecommunications and Computer Science from Tel Aviv University in 1987.

IGAL NISSIM has served as our Chief Financial Officer and has been a director since January 1999. Mr. Nissim has been employed by Comverse Technology since 1986 where he served as Chief Financial Officer from 1993 until 1998. Prior to this position, Mr. Nissim served as Chief Financial Officer of Efrat Future Technology Ltd. From 1984 to 1986, Mr. Nissim was employed by Gadot Industrial Enterprises Ltd. as deputy controller, responsible for financial and cost accounting. Mr. Nissim is a Certified Public Accountant in Israel and was employed for four years by Kesselman & Kesselman (now a member of PriceWaterhouseCoopers). Mr. Nissim received a B.A. in Economics and Accounting from the Tel-Aviv University in 1981.

DAVID KREINBERG has been a director since January 1999. Mr. Kreinberg has served as Vice President of Finance and Chief Financial Officer of Comverse Technology, Inc. since May 1999. Previously, Mr. Kreinberg had served Comverse Technology as Vice President of Finance and Treasurer from April 1996 and as Vice President of Financial Planning from April 1994. Mr. Kreinberg also served as the Chief Financial Officer of Ulticom from December 1999 until September 2001. Mr. Kreinberg is also a director of Ulticom and SMARTS. Mr. Kreinberg is a Certified Public Accountant, and prior to joining Comverse Technology he served as a senior manager at Deloitte & Touche LLP. Mr. Kreinberg received a B.S., summa cum laude, in Accounting from Yeshiva University in 1986 and an M.B.A. in Finance and International Business from Columbia Business School in 1990.

WILLIAM F. SORIN has been a director since January 1999. Mr. Sorin has served as a director and the Corporate Secretary of Comverse Technology Inc. since its formation in October 1984. Mr. Sorin is also a director of Ulticom and SMARTS. Mr. Sorin is an attorney engaged in private practice and is General Counsel to Comverse Technology. Mr. Sorin received a B.A. from Trinity College in 1970 and a J.D., cum laude, from Harvard Law School in 1973.

Key Employees

DAVID T. LEDWELL has served as the President and Chief Executive Officer of our subsidiary, Loronix, since September 1999. Mr. Ledwell also served as a director of Loronix from September 1999 until July 2000. From 1986 to 1998, Mr. Ledwell served in various senior executive capacities at DH Technology, Inc., a company engaged in the development, marketing, sales and support of transaction, bar code printers and credit card readers. From 1995 to 1998, Mr. Ledwell served as Executive Vice President responsible for several of the DH Technology's subsidiaries and divisions. Prior to 1986, Mr. Ledwell held various management positions with companies in the computer and electronics industries, including Texas Instruments and Datapoint Corporation. Mr. Ledwell holds a B.S. in Electrical Engineering from Colorado State University.

ELAN MORIAH has served as our divisional President for Contact Center Business Intelligence Solutions since August 2001 and as a Vice President since May 2000. From 1995 until May 2000, Mr. Moriah held various senior management positions in Motorola Inc., including Business Development Manager for Europe, Middle East and Africa business at Motorola Inc.'s Schaumburg; Illinois based worldwide network services division, where he established large-scale joint ventures in the area of wireless communication. Mr. Moriah has also served as Vice President of Marketing and Sales of Motorola's paging subsidiary in Israel. From 1989 to 1995, Mr. Moriah worked for Comet Software Inc., as Vice President of Marketing and Sales and as Operations Manager. Mr. Moriah received a B.Sc., cum laude, in Industrial Engineering and Management from the Technion, Israel Institute of Technology, in 1988, and an M.B.A., summa cum laude, in International Business from the City University of New York in 1992.

DAVID WORTHLEY has served as President and Chief Executive Officer of our subsidiary Verint Technology Inc. since January 1999. From August 1997 to January 1999, Mr. Worthley served as our Vice President. Prior to joining our company, Mr. Worthley served as the Chief of the FBI's Telecommunications Industry Liaison Unit, which was responsible for the implementation of CALEA. Mr. Worthley joined the FBI in 1988 as a Special Agent. In 1991 Mr. Worthley was assigned to the FBI's engineering research facility where he supervised electronic surveillance matters. Prior to his employment with the FBI, Mr. Worthley worked as an account representative for Motorola Communications Sector from 1986 to 1988. From 1982 to 1986, Mr. Worthley worked as an audio engineer for ORTV Productions. Mr. Worthley received a B.S. in Telecommunications from Oral Roberts University in 1984 and is a 1988 graduate of the FBI Academy.

DAVID PARCELL has served as our Managing Director of Europe, Middle East and Africa, or EMEA, since May 2001. From July 1997 until joining our company Mr. Parcell was employed by Aspect Communications, where he served as Vice President, EMEA. From April 1994 to July 1997, Mr. Parcell served as United Kingdom Managing Director for Co-Cam, a subsidiary of Colonial (now First Wave Technologies). From July 1981 to January 1994, Mr. Parcell held various senior sales and general management positions at Datapoint UK Ltd., where he also served as Sales and Marketing Director for a period of four years. Prior to these positions, Mr. Parcell held sales positions at Unisys between June 1978 and June 1981, and with Olivetti between June 1975 and June 1978. Mr. Parcell received a B.Sc. with honors, in Economics and Law from the Surrey University in 1974.

MEIR SPERLING has served as a Managing Director of our subsidiary Verint Systems Ltd. since September 2000. From January 1999 to January 2000, Mr. Sperling was employed by ECI Telecom Ltd., where he served as Corporate Vice President, General Manager of the business systems division and a director in several of ECI's subsidiaries. From 1992 to 1999, Mr. Sperling served as Corporate Vice President and General Manager of the business and access systems divisions of Tadiran Telecommunications Ltd. Mr. Sperling also served as a director in several of Tadiran's subsidiaries. From 1987 to 1992, Mr. Sperling served as Director of Product Planning and Business Development of TEI, a U.S. subsidiary of Tadiran Ltd. Between 1975 and 1987, Mr. Sperling served in various positions in research and development at Tadiran, where he also served as a Director of research and development of Tadiran's business systems division. Mr. Sperling received a B.Sc. in Electronic Engineering from the Ben Gurion University, Israel, in 1975.

BOARD COMPOSITION

           Our by-laws will authorize our board of directors to have not less than three and not more than fifteen members. Our board of directors currently has five members. We intend to have additional directors, including independent directors, join our Board of Directors effective upon completion of this offering. Members of the board of directors are elected each year at the annual meeting of stockholders to serve until the following annual meeting of stockholders or until their successors have been elected and qualified. Directors may be removed by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors. There are no family relationships among any of our directors and executive officers.

BOARD COMMITTEES

           Our board of directors will have four committees: an executive committee, a compensation committee, an audit committee and a stock option committee. Members will serve on these committees for one-year terms.

           Our executive committee consists of Messrs. Kobi Alexander, Dan Bodner, William Sorin and David Kreinberg. The executive committee has all the authority of the board, except with respect to items requiring stockholder approval or submission and except as otherwise required by law.

           Our compensation committee consists of Messrs. ____________, ____________ and ____________. The compensation committee makes recommendations to the board of directors regarding the various incentive compensation and benefit plans and determines salaries for the executive officers and incentive compensation for employees.

           Our audit committee consists of Messrs. ____________, ____________ and ____________. The audit committee makes recommendations to the board of directors regarding the selection of independent public accountants, reviews the results and scope of the audit and other services provided by our independent public accountants and reviews and evaluate our control functions.

           Our stock option committee consists of Messrs. ____________, ____________ and ____________. The stock option committee administers the issuance of stock options under our stock incentive compensation plan.

DIRECTOR COMPENSATION

           Our directors do not currently receive any compensation for serving on the board of directors or any committee of the board. Our directors are reimbursed for the expenses they incur in attending meetings of the board or board committees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

           Executive compensation decisions in fiscal 2001 were made exclusively by our Chairman, Kobi Alexander. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

           The following table sets forth information concerning compensation we paid to our chief executive officer and our other executive officer during fiscal 2001.

                           SUMMARY COMPENSATION TABLE

                                                                                  ANNUAL COMPENSATION
                                                          ---------------------------------------------------------------
                                                           FISCAL                                           OTHER ANNUAL
                  NAME AND PRINCIPAL POSITION               YEAR            SALARY           BONUS          COMPENSATION
                  ---------------------------               ----            ------           -----          ------------
Dan Bodner,
President and Chief Executive Officer................       2001           $               $                 $
                                                                            ----------      ----------       ----------

Igal Nissim,
Chief Financial Officer..............................       2001           $               $                 $
                                                                            ----------      ----------       ----------



STOCK OPTION INFORMATION

           _________ options to purchase shares of common stock were granted by us to our executive officers during fiscal 2001.

                             YEAR-END OPTION VALUES

           No options granted by us were exercised by the executive officers during fiscal 2001. The following table provides certain information concerning options granted by us as of January 31, 2002, with respect to each of the executive officers. These options vest in four equal annual increments commencing from the date of grant. The value of the unexercised options set forth below has been calculated by subtracting the exercise price from the assumed initial offering price of $___ per share and multiplying that amount by the number of shares underlying the option.

                                          NUMBER OF SECURITIES                              VALUE OF UNEXERCISED
                                         UNDERLYING UNEXERCISED                             IN-THE-MONEY OPTIONS
                                       OPTIONS AT JANUARY 31, 2002                          AT JANUARY 31, 2002
                                  -------------------------------------             ------------------------------------
                                  EXERCISABLE             UNEXERCISABLE             EXERCISABLE            UNEXERCISABLE
                                  -----------             -------------             -----------            -------------
Dan Bodner..................
Igal Nissim.................



VERINT SYSTEMS INC. STOCK INCENTIVE COMPENSATION PLAN

           The purpose of this plan is induce key personnel, including employees, directors, independent contractors, and other persons rendering valued services, to remain in the employ or service of our company, our subsidiaries and affiliates, to attract new personnel and to encourage such personnel to secure or increase on reasonable terms their stock ownership in our company.

           General. Options granted under the plan are intended to be either incentive stock options or options not intended to be incentive stock options, called non-qualified options, or a combination thereof. We have reserved 25,000,000 shares of our common stock for issuance upon exercise of awards under the plan.

           Administration. The plan has been to date, and up to the closing of this offering will be, administered by a committee. Following completion of this offering, the plan will be administered by a stock option committee consisting of Messrs. ________, ______________ and ____________.

           Eligibility. Employees of our company or our affiliates may receive incentive stock options. Non-qualified options may be granted to employees and to independent contractors rendering services to our company or our affiliates.

           Deferred Stock. An award of deferred stock is an agreement by our company to deliver to an employee a specified number of shares of common stock at the end of a specified deferral period or periods. Before the issuance and delivery of the deferred stock, the awarded employee does not have any rights as a stockholder with respect to any shares of deferred stock credited to his or her account. Dividends declared during the deferral period on shares covered by a deferred stock award will be paid to the awarded employee currently, or deferred and deemed to be reinvested in additional deferred stock, or otherwise reinstated on terms as the committee may determine at the time of the award. The stock option committee may condition the grant of the deferred stock award or the expiration of the deferral period upon the employee's achievement of one or more performance goals. Shares of deferred stock credited to the account of the awarded employee are issued and delivered to the employee at the end of the deferral period under the terms of the deferred stock agreement. The committee may, in its sole discretion, accelerate the delivery of all or any part of a deferred stock award or waive the deferral limitations for all or any part of the deferred stock award.

           Restricted Stock. An award of restricted stock to an employee is a grant by our company of a specified number of shares of common stock subject to forfeiture upon the happening of specified events. The certificates representing shares of restricted stock are legended as to sale, transfer, assignment, pledge or other encumbrances during the restriction period and are deposited by the employee, together with a stock power endorsed in blank, with our company, to be held in escrow during the restriction period. Unless the stock option committee determines otherwise, during the restriction period the awarded employee has the right to receive dividends from and to vote the shares of restricted stock. The committee may condition the grant of an award of restricted stock or the expiration of the restriction period upon the employee's achievement of one or more performance goals. The committee may, in its sole discretion, modify or accelerate the vesting and delivery of shares of restricted stock.

           Stock Appreciation Rights. Stock appreciation rights are rights to receive payment in cash, common stock, restricted stock or deferred stock or any combination of these equal to the increase in the fair market value of a specified number of shares of common stock from the date of grant of the rights to the date of exercise. Stock appreciation rights may be granted in tandem with all or a portion of a related option under the plan, or may be granted separately as a freestanding stock appreciation right. A tandem stock appreciation right may be granted either at the time of the grant of the option or at any time thereafter during the term of the option and may be exercisable only to the extent that the related option is exercisable. No stock appreciation right may be exercisable within the first six months of its grant. The base price of a tandem stock appreciation right may only be the option price under the related option. The base price of a freestanding stock appreciation right may not be less than 100% of the fair market value of the common stock, as determined by the stock option committee, on the date of grant.

           Options. Options give an employee the right to purchase a specified number of shares of common stock from us for a specified time period at a fixed price. The price per share at which common stock may be purchased upon exercise of an option is determined by the stock option committee; however, in the case of grants of incentive stock options, the price per share may not be less than the fair market value of a share of common stock on the date of grant. In case of any incentive stock option granted to a person who owns stock possessing more than 10% of the total combined voting power of all classes of our capital stock, the option price per share will not be less than 110% of the fair market value of a share of common stock on the date of grant. The option price per share for non-qualified options may be less than the fair market value of a share of common stock on the date of grant.

           Option terms may not be greater than 10 years, or five years in the case of an incentive stock option granted to a holder of 10% or more of the voting power of our capital stock. Except as provided in an option agreement, the price upon exercise of an option will be paid in full at the time of the exercise in cash, or in sole determination of the committee in shares of common stock at fair market value on the date of exercise or a combination of cash and shares. The committee or our board of directors may in their discretion extend the period during which an option held by an employee of, or consultant to, our company or any affiliate may be exercised to a period not to exceed three years following the termination of an employee's employment or service, as the committee or our board of directors may determine to be appropriate in any particular instance.

           Adjustments Upon a Change in Control. Except as otherwise provided by applicable agreement, upon the occurrence of a change in control, excluding a hostile change of control, the committee may elect to provide that all outstanding options and stock appreciation rights will immediately vest and become exercisable, each deferral period and restriction period will immediately lapse, or all shares of deferred stock subject to outstanding awards will be issued and delivered to the awarded employee. In the event of a hostile change in control, each of the foregoing actions will occur automatically upon the occurrence of the hostile change in control. At any time before a change in control, the committee may, without the consent of any employee to whom an option was granted:

     o require the entity effecting the change in control or a parent or subsidiary of the entity to assume each outstanding option or substitute an equivalent option therefor, or

     o terminate and cancel all outstanding options upon the change in control and pay the employee to whom an option was granted cash equal to the product of (x) the difference between the fair market value of common stock on the date of the change in control and the exercise price of the option and (y) the number of shares of common stock subject to the option.

           Effective Date, Termination and Amendment. The plan will remain effective until September 10, 2006, or the date it is terminated by our board of directors. Under the provisions of Section 15 of the plan, our board of directors has the power to amend, suspend or terminate the plan at any time; however, the board may not effect any of the following amendments without stockholder approval:

     o increasing the total number of shares available for issuance under the plan;

     o changing the class of individuals eligible to participate under the plan;

     o change the manner of determining the option prices which would result in a decrease in the option price; or

     o    extend the period during which an option may be granted or exercised.

2002 EMPLOYEE STOCK PURCHASE PLAN

           We expect to adopt an employee stock purchase plan prior to the completion of this offering. The purpose of this plan is to provide a method whereby our employees and those of our eligible subsidiaries, if any, will have an opportunity to acquire a proprietary interest in our company through the purchase of shares of our common stock.

           General. The plan is intended to comply with the provisions of
Section 423 of the U.S. Internal Revenue Code of 1986, as amended, generally referred to as the Code. The plan will allow eligible employees who elect to participate in the plan to make purchases of our common stock through payroll deductions at a price of 85% of the fair market value of our common stock on the first day or last day of each offering period, whichever is lower. Participants will be limited by the Code to a maximum of $25,000 deducted from their compensation under the plan during any calendar year.

           Administration. The plan will be administered by our compensation committee, which will be authorized to decide questions of eligibility and to make rules and regulations for the administration and interpretation of the plan, subject to final authority of our board of directors. All determinations of the compensation committee with respect to the plan will be binding. The expenses of administering the plan will be borne by us.

           Shares Available Under the Plan. Under the Plan, we will issue an aggregate of not more than 5,000,000 shares of our company's common stock. The maximum number of shares issuable under the plan will be subject to adjustment for any dividend, stock split or other relevant change in our capitalization.

           Eligibility. With certain exceptions, all full-time employees who have been employed by us or an eligible subsidiary, if any, for at least three months, are eligible to participate in the plan. The purchase of shares under the plan will be voluntary, and we cannot determine the number of shares to be purchased under the plan.

           Operation of the Stock Purchase Plan. Our common stock will be purchased under the plan through semi-annual offering periods. The first offering is expected to begin on September 1, 2002. Offering periods will begin on March 1 and September 1 of each year.

           During each offering period, the maximum number of shares which may be purchased by a participant will be determined on the first day of the offering period under a formula whereby 85% of the market value of a share of our common stock on the first day of the offering period will be divided into an amount equal to 6% of that participant's annualized base pay, as defined in the plan. A participant may elect to have up to 10% of his or her base pay withheld from his or her pay for this purpose. The price at which the participant may purchase shares will be the lower of (i) 85% of the last sale price of our common stock on the Nasdaq National Market on the first day of the offering period or (ii) 85% of such price on the last day of the offering period.

           Amendment. Our board of directors may at any time, and from time to time, modify, terminate or amend the plan in any respect without obtaining stockholder approval, except where the approval of our stockholders is required under (i) Section 423 of the Code, (ii) Rule 16b-3 of the Exchange Act or any successor provisions or (iii) under any applicable listing requirement of Nasdaq.

           The termination, modification or amendment of this plan shall not, without the consent of a participant, affect his or her rights under a purchase option previously selected by the participant. With the consent of the participant affected, our board of directors may amend outstanding purchase options in a manner not inconsistent with the terms of the plan. Our board of directors shall also have the right to amend or modify the terms and provisions of the plan and of any purchase options previously granted under the plan to the extent necessary to ensure the continued qualification of the plan under Section 423 of the Code and Rule 16b-3. The plan also contains provisions relating to the disposition of purchase options in the event of certain mergers or other significant transactions in which we may be involved.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP WITH COMVERSE TECHNOLOGY AND ITS SUBSIDIARIES

           We are a subsidiary of Comverse Technology. Set forth below is a brief description of the existing relationships and agreements between us and Comverse Technology.

Corporate Services Agreement

           We have a corporate services agreement with Comverse Technology. Under this agreement, Comverse Technology provides us with the following services:

         o        routine legal services;

         o        administration of employee benefit plans;

         o maintaining in effect a policy of directors' and officers' insurance covering our directors and officers;

         o maintaining in effect general liability and other insurance policies providing coverage for us; and

         o        consulting services with respect to our public relations.

           As of February 1, 2002, we are required to pay Comverse Technology a quarterly fee of $131,250, subject to adjustment and annual increases, for the services provided by Comverse Technology during each fiscal quarter. In addition, we agree to reimburse Comverse Technology for any out-of-pocket expenses incurred by Comverse Technology in providing the services. During fiscal 1999, fiscal 2000 and the nine-month period ended October 31, 2001 no amounts were paid to Comverse Technology for reimbursement of out-of-pocket expenses. The term of this agreement extends to January 31, 2005 and is automatically extended for additional twelve-month periods unless terminated by either Comverse Technology or us. Since February 1, 1999, Comverse Technology has been providing these services to us for a quarterly fee that has ranged from $118,750 to $131,250.

Enterprise Resource Planning Software Sharing Agreement

           On February 1, 2001, we entered into an enterprise resource planning, or ERP, software sharing agreement with Comverse, Inc. Under this agreement, Comverse, Inc. agreed to continue to share the use of specific ERP software with us and undertook to provide for the ongoing operation, back up, maintenance and support of the software for an annual fee of $100,000. We have been sharing the ERP software with Comverse, Inc. since February 1999. During fiscal 1999, fiscal 2000 and the nine-month period ended October 31, 2001, we recorded $1,500,000, $200,000 and $75,000, respectively, for services relating to our use of the ERP Software.

Satellite Services Agreement with Comverse, Inc.

           In January 2002, we entered into a services agreement with Comverse, Inc. pursuant to which Comverse, Inc. provides us with the exclusive use of the services of specified employees of Comverse, Inc. and its facilities where such employees are located. Under this agreement, we pay Comverse, Inc. a quarterly fee, which is equal to the expenses Comverse, Inc. incurs in providing these services plus ten percent. For services rendered by Comverse, Inc. during fiscal 1999, fiscal 2000 and the nine-month period ended October 31, 2001, we recorded $459,000, $1,193,000 and $1,168,000, respectively.

           We believe that the terms of the Corporate Services Agreement, the Enterprise Resource Planning Software Sharing Agreement and the Satellite Services Agreement are fair to us and are not materially less favorable to us than those we could have obtained from an unaffiliated third party.

Federal Income Tax Sharing Agreement

           We have a tax sharing agreement with Comverse Technology. Comverse Technology is the parent company of a group of companies which includes us and for which Comverse Technology files consolidated a federal income tax return. After this offering is completed we expect that we will continue to be included in the Comverse Technology consolidated group for federal income tax purposes and that we will not file our own federal income tax return. Under the terms of the tax sharing agreement, during years in which Comverse Technology files a consolidated federal income tax return which includes us, we pay Comverse Technology an amount equal to our separate tax liability computed by Comverse Technology in its reasonable discretion. Our separate tax liability generally is the amount of federal income tax that we would owe if we had filed a tax return independent of the Comverse Technology group. If the calculation of our tax liability for any year results in a net operating loss or capital loss, we are not entitled to receive any payments from Comverse Technology with respect to such loss in such year or as a result of carrying such loss back to any prior year or forward to any future year, or otherwise to take such loss into account in determining our liability to Comverse Technology, including in the event that Comverse Technology utilizes such loss to reduce its own tax liability so that such loss is not available to us in the event of deconsolidation. The tax sharing agreement also provides for certain payments in the event of adjustments to tax liability. The tax sharing agreement continues in effect until 60 days after the expiration of the applicable statute of limitations with respect to the final year of the Comverse Technology consolidated group which includes us.

Patent License Agreement

           Our affiliate, Comverse Patent Holding, granted Lucent GRL a non-exclusive license to those patents now owned by Comverse Patent Holding or for which Comverse Patent Holding has a right to license and to those patents granted to Comverse Patent Holding or for which Comverse Patent Holding obtains the right to license during the terms of that arrangement. In return, Comverse Patent Holding was granted a non-exclusive license to certain patents now owned by Lucent GRL or for which Lucent GRL has right to license and to those patents granted to Lucent GRL or for which Lucent GRL obtains the right to license during the term of that arrangement. Under that arrangement, Comverse Patent Holding has the right to grant a sublicense to us. In connection with that arrangement, effective December 30, 1999, we entered into a patent license agreement with Comverse Patent Holding under which we have granted a non-exclusive royalty-free license to Comverse Patent Holding with the right to sublicense to Lucent GRL our patents and those patents granted to us or for which we obtain the right to license during the term of the agreement. In return, Comverse Patent Holding granted to us a non-exclusive royalty-free sublicense to all patents that are licensed by Lucent GRL to Comverse Patent Holding. We believe that the value of our sublicense from Comverse Patent Holding is greater than the value of our license to Comverse Patent Holding.

Registration Rights Agreement

           We have entered into a registration rights agreement with Comverse Technology. Under this Agreement, Comverse Technology may require us on one occasion to register our common stock for sale on Form S-1 under the Securities Act if we are not eligible to use Form S-3 under that Act. After we become eligible to use Form S-3, Comverse Technology may require us on unlimited occasions to register our common stock for sale on this form. Comverse Technology will also have an unlimited number of piggyback registration rights. This means that any time we register our common stock for sale, Comverse Technology may require us to include shares of our common stock held by it in that offering and sale. Comverse Technology will not be allowed to exercise any registration rights during the 180-day lock-up period.

           We have agreed to pay all expenses that result from registration of our common stock under the registration rights agreement, other than underwriting commissions for such shares and taxes. We have also agreed to indemnify Comverse Technology, its directors, officers and employees against liabilities that may result from its sale of our common stock, including Securities Act liabilities.

Proxy Agreement with the Department of Defense

           We and Comverse Technology are parties to a proxy agreement with the Department of Defense concerning the ownership and operations of our subsidiary Verint Technology Inc. See "Business - Proxy Agreements with the Department of Defense."

Contribution Agreement

           We entered into a contribution agreement, dated as of February 1, 2001, with Comverse Technology, pursuant to which we acquired from Comverse Technology all of the outstanding shares of Loronix, all of the outstanding shares of Comverse GmbH, which holds 99.8% of the partnership interest in Syborg Informationsysteme beschrankt haftende OHG, or Syborg, and all of the shares of Comverse Grundbesitz GmbH, which holds 0.2% of the partnership interest in Syborg, in exchange for 34,539,905 shares of our common stock. Under this agreement, we received all of the burdens, benefit and incidents of ownership in each of the companies as of February 1, 2001. This transaction was designed to qualify as a tax-free exchange pursuant to section 351(a) of the Code.

           This transaction was accounted for as a pooling of interests. Our consolidated financial statements for the year ended January 31, 2000, include the operations of Loronix and Syborg for the year ended December 31, 1999.

Sale of Comverse Media Holding Inc.

           On February 1, 2001, we sold 100% of the capital stock of Comverse Media Holding Inc., or Media, to Comverse, Inc. The purchase price for the shares of Media was $100,000, which was paid by a reduction in intercompany debt that we owed to Comverse, Inc.

Transactions with an Affiliate

           We sell products and services to an affiliated systems integrator in the ordinary course of our business. Sales to this affiliate were approximately $961,000, $4,271,000 and $2,488,000 for the years ended January 31, 2000 and
2001 and the nine-month period ended October 31, 2001, respectively. In addition, we were charged marketing and office service fees by that affiliate. These fees were approximately $56,000, $270,000 and $241,000 for the years ended January 31, 2000 and 2001 and the nine-month period ended October 31, 2001, respectively.

Transactions with Other Subsidiaries of Comverse Technology

           We charge subsidiaries of Comverse Technology for services relating to the use of our facilities and employees. Charges to these subsidiaries were approximately $365,000, $1,006,000 and $1,153,000 for fiscal 1999, fiscal 2000 and the nine-month period ended October 31, 2001, respectively.

           We also purchased products and services from other subsidiaries of Comverse Technology in the ordinary course of our business. Purchases from these subsidiaries were approximately $268,000, $0 and $2,000 for the years ended January 31, 2000 and 2001 and the nine-month period ended October 31, 2001, respectively.

Guarantees of Our Obligations to Third Parties

           On January 31, 2002, we borrowed $42 million under a term loan from a bank. We used the proceeds of this loan to repay our outstanding indebtedness owed to Comverse Technology. The bank loan is guaranteed by Comverse Technology. During fiscal 1999, fiscal 2000 and the nine-month period ended October 31, 2001, we were charged with interest on our indebtedness to Comverse Technology in an amount equal to approximately $1,357,000, $2,142,000 and $1,246,000, respectively. The interest rate on our indebtedness to Comverse Technology was the three-month LIBOR rate during fiscal 1999, fiscal 2000 and the nine-month period ended October 31, 2001.

           Comverse Technology has guaranteed the payment of rent and the performance of all other obligations under the leases for our facilities in Woodbury, New York and the lease for our facility in the United Kingdom. In addition, Comverse Technology has guaranteed the payment of the convertible note issued by us to Lanex, LLC.

                             PRINCIPAL STOCKHOLDERS

           The following table contains information with respect to the beneficial ownership of our common stock as of October 31, 2001, and as adjusted to reflect the sale of common stock in this offering by:

           o each person who we know beneficially owns more than 5% of our common stock;

           o each of our directors and each individual who serve as our named executive officers individually; and

           o          all of our directors and executive officers as a group.

           Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock. Share ownership in each case includes shares issuable upon exercise of outstanding options that are exercisable within 60 days. Each of our directors and executive officers who is also a director or officer of Comverse Technology disclaims ownership of the shares of our common stock owned by Comverse Technology. Unless otherwise indicated, the address of the beneficial owners is c/o Verint Systems Inc., 234 Crossways Park Drive, Woodbury, New York, 11797.

                                                       SHARES OF                    SHARES OF           NUMBER OF OPTIONS NOT
                                                      COMMON STOCK                COMMON STOCK               EXERCISABLE
                                                   BENEFICIALLY OWNED          BENEFICIALLY OWNED          WITHIN 60 DAYS
                                                 BEFORE THE OFFERING(1)        AFTER THE OFFERING          --------------
                                                 ----------------------        ------------------
                                                 NUMBER        PERCENTAGE(2)      PERCENTAGE(3)
Principal Stockholders:
   Comverse Technology, Inc...............    94,989,905              99.0%                                    --
Directors and Executive Officers:
Kobi Alexander............................     1,824,000 (4)            1.9%                                           608,000
Dan Bodner................................       337,502 (4)        *                                                  662,498
Igal Nissim...............................       172,500 (4)        *                                                  332,500
David Kreinberg...........................        10,000 (4)        *                                                   50,000
William F. Sorin..........................         7,500 (4)        *                                                    7,500

All executive officers and directors as a
   group (five persons)...................     2,351,502 (4)            2.4%                                         1,660,498


-----------------
*Less than 1%

(1) Unless otherwise indicated and except pursuant to applicable community property laws, to our knowledge, each person or entity listed in the table above has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity.
(2) Based on 95,917,197 shares of common stock outstanding prior to this offering.
(3) Based on ___________________ shares of common stock outstanding immediately following this offering.
(4) Consists of shares of common stock issuable upon the exercise of options exercisable within 60 days of October 31, 2001.

                          DESCRIPTION OF CAPITAL STOCK

           Upon completion of this offering, our authorized capital stock will consist of ________ shares of common stock, par value $.001 per share and _______ shares of preferred stock, par value $________ per share. We refer you to our certificate of incorporation and bylaws, both of which have been filed as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the Delaware General Corporation Law.

COMMON STOCK

           Voting Rights. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, Comverse Technology, our controlling stockholder, may elect all of the directors standing for election.

           Dividends. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as the board of directors may declare on the common stock out of funds legally available for that purpose.

           Liquidation. Upon the liquidation, dissolution or winding up of Verint, holders of common stock are entitled to share ratably in all assets remaining after the payment of all debts and other liabilities and the liquidation preferences of any outstanding shares of preferred stock.

PREFERRED STOCK

           There are no shares of preferred stock outstanding. The board of directors has the authority, without further action by the stockholders, to issue up to ________ shares of preferred stock, par value $________ per share, in one or more series and to fix the powers, preferences, privileges and rights thereof, and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control in us. We have no present plans to issue any shares of preferred stock.

PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND STATE LAW PROVISIONS WITH POTENTIAL ANTITAKEOVER EFFECT

Certificate of Incorporation; By-laws

           Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest or otherwise.

           Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our board of directors or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected will be eligible for election as directors. The procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our board of directors or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

           Authorized but Unissued Shares. The authorized but unissued shares of common stock are available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The Delaware General Corporation Law

           We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

           o the board of directors approved the transaction in which such stockholders became an interested stockholder prior to the date the interested stockholder attained such status;

           o upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

           o the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

           Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for damages for breach of any duty owed to us or our stockholders except for liability for: (i) any breach of the director's duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or, in failing to act, not having acted in good faith, (iii) having acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, having acted in a manner involving intentional misconduct or a knowing violation of law, or (iv) having derived an improper personal benefit.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Our certificate of incorporation requires us to indemnify, to the full extent permitted by the Delaware General Corporation Law, all persons we may indemnify pursuant thereto.

           Under the corporate services agreement described above, Comverse Technology has directors' and officers' liability insurance which also provides coverage for our officers and directors.

LISTING

           We intend to have our common stock quoted on the Nasdaq National Market under the symbol "VRNT".

TRANSFER AGENT AND REGISTRAR

           The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

                         SHARES ELIGIBLE FOR FUTURE SALE

           Sales of substantial amounts of our common stock in the public market after the offering could cause the market price of our common stock to fall and could affect our ability to raise equity capital in the future on terms favorable to us.

           Upon completion of this offering, we will have issued and outstanding an aggregate of ________ shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

           The remaining ________ shares were issued and sold by us in private transactions, are restricted securities and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 144(k) under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rule 144, additional shares will be available for sale in the public market, subject in the case of shares held by affiliates to compliance with certain volume restrictions, as follows:

           o ___________ shares will be available for immediate sale in the public market on the date of this prospectus; and

           o ____________ shares will be available for sale upon the expiration of lock-up agreements 180 days after the date of this prospectus.

LOCK-UP AGREEMENTS

           We, our directors and executive officers, and Comverse Technology will sign a lock-up agreement under which each will agree not to transfer, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus. Transfer or dispositions can be made sooner with the prior written consent of Lehman Brothers Inc.

RULE 144

           In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of common stock that are restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

           o 1% of the number of shares of common stock then outstanding, which will equal approximately _______ shares immediately after this offering; or

           o the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

           Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

                     Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

REGISTRATION RIGHTS

           We have entered into a registration rights agreement with Comverse Technology. See "Certain Relationships and Related Transactions--Relationship with Comverse Technology and its Subsidiaries." We do not have any other contractual obligations to register our common stock.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                          FOR NON-UNITED STATES HOLDERS

           The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders. A "Non-U.S. Holder" is a beneficial owner of our common stock that holds our common stock as a capital asset and who is generally an individual, corporation, estate or trust other than:

           o an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

           o          a corporation (or entity treated as a corporation for U.S.
                      federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any subdivision thereof;

           o an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of source; and

           o a trust subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons.

           The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position and does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider Non-U.S. Holders subject to special tax treatment under the federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of securities held as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction transaction and persons who hold or receive common stock as compensation). The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion.

           THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION. ACCORDINGLY, EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK.

U.S. TRADE OR BUSINESS INCOME

           For purposes of the following discussion, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the U.S. Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate that an applicable income tax treaty may specify.

DIVIDENDS

           Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate unless the dividends are U.S. trade or business income and the Non-U.S. Holder files a properly executed IRS Form W-8ECI with the withholding agent.

           The 30% withholding rate may be reduced if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Generally, to claim the benefits of an income tax treaty, a Non-U.S. Holder of common stock will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A

Non-U.S. Holder should consult its tax advisor on its entitlement to benefits under a relevant income tax treaty.

DISPOSITION OF COMMON STOCK

           A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

           o          the gain is U.S. trade or business income;

           o the Non-U.S. Holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and meets other requirements;

           o the Non-U.S. Holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or residents of the U.S.); or

           o we are or have been a "U.S. real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

         The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC when a Non-U.S. Holder sells its shares of common stock.

FEDERAL ESTATE TAXES

           Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

           DIVIDENDS

           We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding or that is exempt from U.S. withholding tax pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Dividends paid to Non-U.S. Holders of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

           DISPOSITION OF COMMON STOCK

           The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S.

related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information withholding and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

           Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, if the holder provides the required information to the IRS.

                                  UNDERWRITING

           Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., Salomon Smith Barney Inc., Robertson Stephens, Inc., UBS Warburg LLC and U.S. Bancorp Piper Jaffray Inc., are acting as representatives, has agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement the respective number of shares of common stock shown opposite its name below:

                                                                NUMBER OF
UNDERWRITERS                                                     SHARES
------------                                                   ----------
Lehman Brothers Inc. .........................................
Salomon Smith Barney Inc. ....................................
Robertson Stephens, Inc. .....................................
UBS Warburg LLC...............................................
U.S. Bancorp Piper Jaffray, Inc. ............................. __________
        Total................................................. __________

           The underwriting agreement provides that the underwriters' obligations to purchase our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, which includes:

           o if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

           o the representations and warranties made by us to the underwriters are true;

           o          there is no material change in the financial markets; and

           o we deliver customary closing documents to the underwriters.

COMMISSION AND EXPENSES

           The representatives had advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $0.___ per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.___ per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

           The following table summarizes the underwriting discounts and commissions to be paid to the underwriters by us. The underwriting discounts and commissions are equal to the public offering price per share, less the amount paid to us per share. The underwriting discounts and commissions equal to ____% of the initial public offering price.

                                             WITHOUT                  WITH
                                         OVER-ALLOTMENT          OVER-ALLOTMENT
                                         --------------          --------------
Per Share Total..................
                                         --------------          --------------
           We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $____ million.

OVER-ALLOTMENT OPTION

           We have granted to the underwriters an option to purchase up to an aggregate of ________ shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table.

LOCK-UP AGREEMENTS

           We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. We and all of our executive officers and directors, and certain stockholders holding in the aggregate ______ shares of our common stock, have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.

OFFERING PRICE DETERMINATION

           Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

           o          prevailing market conditions;

           o          our historical performance and capital structure;

           o estimates of our business potential and earnings prospects;

           o          an overall assessment of our management; and

           o the consideration of these factors in relation to market valuation of companies in related businesses.

INDEMNIFICATION

           We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. We have further agreed to indemnify Lehman Brothers Inc. against liabilities related to the directed share program referred to below, including liabilities under the Securities Act.

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

           The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

           o Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

           o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

           o Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

           o Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

           These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

           Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

STAMP TAXES

           Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

OFFER AND SALES IN CANADA

           This prospectus is not, and under no circumstance is it to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offers in Canada will be made only under an exception from the requirements to file a prospectus supplement or a prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

DIRECTED SHARE PROGRAM

           At our request, the underwriters have reserved up to __________ shares, or _______% of our common stock offered by this prospectus, for sale under a directed share program to our officers, directors and employees and those of our affiliates and their respective family members and to our other business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

DISCRETIONARY SALES

           The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of our common stock offered by them.

ELECTRONIC DISTRIBUTION

           A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

           Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

                                 LEGAL MATTERS

           The validity of the shares of common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, New York, New York.

                                     EXPERTS

           The consolidated financial statements of the Company and its subsidiaries, except Loronix Information Systems, Inc. for the year ended December 31, 1999, as of January 31, 2000 and 2001 and for each of the two years in the period ended January 31, 2001, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. The consolidated financial statements of Loronix Information Systems, Inc. and its subsidiaries (combined with those of the Company and not presented separately herein) for the year ended December 31, 1999 have been audited by KPMG LLP, independent accountants, as stated in their report which is included herein. Such financial statements of the Company and its consolidated subsidiaries are included herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

           We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement and exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

           Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the website of the SEC referred to above. Information on our website does not constitute a part of this prospectus.

                             REPORTS TO STOCKHOLDERS

           We intend to furnish our stockholders annual reports containing audited consolidated financial statements and will make available copies of quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

                      VERINT SYSTEMS INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                               PAGE
                                                                                                                               ----
Independent Auditors' Report of Deloitte & Touche LLP...................................................................       F-2
Independent Auditors' Report of KPMG LLP................................................................................       F-3
Consolidated Balance Sheets as of January 31, 2000 and 2001 and October 31, 2001 (Unaudited)............................       F-4
Consolidated Statements of Operations for the Years Ended January 31, 2000 and 2001 and for the Nine Months Ended
   October 31, 2000 and 2001 (Unaudited)................................................................................       F-5
Consolidated Statements of Stockholders' Equity for the Years Ended January 31, 2000 and 2001 and the Nine Months Ended
   October 31, 2001 (Unaudited).........................................................................................       F-6
Consolidated Statements of Cash Flows for the Years Ended January 31, 2000 and 2001 and for the Nine Months Ended
   October 31, 2000 and 2001 (Unaudited)................................................................................       F-7
Notes to Consolidated Financial Statements..............................................................................       F-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Verint Systems Inc.
Woodbury, New York

           We have audited the accompanying consolidated balance sheets of Verint Systems Inc. and subsidiaries (the "Company") as of January 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended January 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of the Company and Loronix Information Systems, Inc. ("Loronix"), which has been accounted for as a pooling of interests as described in Note 7 of the consolidated financial statements. We did not audit the consolidated balance sheet of Loronix as of December 31, 1999, or the related statements of operations, stockholders' equity, and cash flows of Loronix for the year ended December 31, 1999, which statements reflect total assets constituting approximately 20% of consolidated total assets as of January 31, 2000, and total sales constituting approximately 31% of consolidated total sales for the year ended January 31, 2000. These financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Loronix is based solely on the report of such other auditors.

           We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

           In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2000 and 2001, and the results of their operations and their cash flows for each of the two years in the period ended January 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP

Jericho, New York
February 4, 2002

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Loronix Information Systems, Inc.:

We have audited the consolidated balance sheets of Loronix Information Systems, Inc. and subsidiary as of December 31, 1999 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Loronix Information Systems, Inc. and subsidiary as of December, 31, 1999, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

San Diego, California
January 28, 2000
   except as to Note 12, which is as of March 5, 2000

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              JANUARY 31,          JANUARY 31,         OCTOBER 31,
                                                                                 2000                 2001                 2001
                                                                               ----------           ----------           ----------
                                                                                                                       (UNAUDITED)
     ASSETS
CURRENT ASSETS:
   Cash and cash equivalents...........................................        $   35,933           $   43,330           $   45,408
   Accounts receivable, net............................................            24,272               28,502               23,544
   Inventories.........................................................            15,107               10,961                8,399
   Due from related parties............................................               627                3,972                3,682
   Prepaid expenses and other current assets...........................             4,798                6,559                6,744
                                                                               ----------           ----------           ----------
       Total current assets............................................            80,737               93,324               87,777
   Property and equipment, net.........................................            13,034               12,977               13,230
   Other assets........................................................             9,639               11,253               11,761
                                                                               ----------           ----------           ----------
       Total assets....................................................        $  103,410           $  117,554           $  112,768
                                                                               ==========           ==========           ==========

     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable and accrued expenses...............................        $   29,132           $   34,405           $   33,461
   Advance payments from customers.....................................             6,778               13,666               11,162
   Due to related parties..............................................            34,023               41,741                1,342
                                                                               ----------           ----------           ----------
       Total current liabilities.......................................            69,933               89,812               45,965
   Due to related parties..............................................                 -                    -               42,000
   Liability for severance pay.........................................             1,179                1,128                1,413
   Other liabilities...................................................             1,402                4,089                3,984
                                                                               ----------           ----------           ----------
       Total liabilities...............................................            72,514               95,029               93,362
                                                                               ----------           ----------           ----------

COMMITMENTS AND CONTINGENCIES (NOTE 15)

STOCKHOLDERS' EQUITY:
   Common stock, $0.001 par value - authorized,
     300,000,000 shares; issued and outstanding,
     95,147,405, 95,748,753, and 95,917,197 shares.....................                95                   96                   96
   Additional paid-in capital..........................................            61,435               62,745               63,259
   Accumulated deficit.................................................           (30,577)             (40,353)             (44,010)
   Cumulative translation adjustment...................................               (57)                  37                   61
                                                                               ----------           ----------           ----------
       Total stockholders' equity......................................            30,896               22,525               19,406
                                                                               ----------           ----------           ----------
       Total liabilities and stockholders' equity......................        $  103,410           $  117,554           $  112,768
                                                                               ==========           ==========           ==========

                See notes to consolidated financial statements.

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    YEAR ENDED                            NINE MONTHS ENDED
                                                                    JANUARY 31,                              OCTOBER 31,
                                                           ------------------------------           -------------------------------
                                                             2000                2001                 2000                 2001
                                                           ----------          ----------           ----------           ----------
                                                                                                             (UNAUDITED)
Sales..............................................        $  120,612          $  141,677           $  102,707           $   97,614
Cost of sales......................................            61,898              73,191               53,114               50,295
                                                           ----------          ----------           ----------           ----------
Gross profit.......................................            58,714              68,486               49,593               47,319

Operating expenses:
Research and development, net......................            21,307              14,249               10,323               11,410
Selling, general and administrative................            44,914              48,162               35,483               34,710
Royalties and license fees.........................             2,041               2,731                2,023                2,086
Merger and workforce reduction
   expenses........................................                 -              10,909               10,909                1,164
                                                           ----------          ----------           ----------           ----------

Loss from operations...............................            (9,548)             (7,565)              (9,145)              (2,051)

Interest and other income (expense), net...........              (641)               (497)                (724)                (352)
                                                           ----------          ----------           ----------           ----------

Loss before income taxes...........................           (10,189)             (8,062)              (9,869)              (2,403)
Income tax provision...............................               355                 497                   21                1,254
                                                           ----------          ----------           ----------           ----------
Net loss...........................................        $  (10,544)         $   (8,559)          $   (9,890)          $   (3,657)
                                                           ==========          ==========           ==========           ==========
Net loss per share:
Basic and diluted..................................        $    (0.11)         $    (0.09)          $    (0.10)          $    (0.04)
                                                           =========           =========            ==========           ==========
Weighted average shares:
Basic and diluted..................................            95,144              95,577               95,527               95,854
                                                           ==========          ==========           ==========           ==========

                See notes to consolidated financial statements.

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                          COMMON STOCK      ADDITIONAL                CUMULATIVE          TOTAL
                                                    ----------------------
                                                    NUMBER OF         PAR     PAID-IN    ACCUMULATED  TRANSLATION     STOCKHOLDERS'
                                                      SHARES         VALUE    CAPITAL      DEFICIT     ADJUSTMENT         EQUITY
                                                      ------         -----    -------      -------     ----------         ------
BALANCE, FEBRUARY 1, 1999........................   95,139,905     $     95    $ 59,989  $    (20,033)    $   24        $   40,075

Comprehensive loss:
Net loss.........................................                                             (10,544)
Translation adjustment...........................                                                            (81)
Total comprehensive loss.........................                                                                          (10,625)
Exercise of stock options of subsidiary..........                                 1,421                                      1,421
Exercise of stock options........................        7,500                       25                                         25
                                                  ------------     --------    --------  ------------     ------        ----------

BALANCE, JANUARY 31, 2000........................   95,147,405           95      61,435       (30,577)       (57)           30,896

Comprehensive loss:
Net loss.........................................                                              (8,559)
Translation adjustment...........................                                                             94
Total comprehensive loss.........................                                                                           (8,465)
Change in year end of pooled companies...........                                              (1,217)                      (1,217)
Issuance of subsidiaries' stock to third parties.                                   704                                        704
Exercise of stock options of subsidiary..........                                   338                                        338
Exercise of stock options........................      601,348            1         268                                        269
                                                  ------------     --------    --------  ------------     ------        ----------

BALANCE, JANUARY 31, 2001........................   95,748,753           96      62,745       (40,353)        37            22,525

Comprehensive loss:
Net loss (unaudited).............................                                              (3,657)
Translation adjustment (unaudited)...............                                                             24
Total comprehensive loss (unaudited).............                                                                           (3,633)
Exercise of stock options (unaudited)............      168,444                      216                                        216
Sale of subsidiary shares to parent (unaudited)..
                                                                                    298                                        298
                                                  ------------     --------    --------  ------------     ------        ----------

BALANCE, OCTOBER 31, 2001 (UNAUDITED)............   95,917,197     $     96    $ 63,259  $    (44,010)    $   61        $   19,406
                                                  ============     ========    ========  ============     ======        ==========

                See notes to consolidated financial statements.

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                            YEAR ENDED                  NINE MONTHS ENDED
                                                                            JANUARY 31,                     OCTOBER 31,
                                                                    ---------------------------     ----------------------------
                                                                       2000            2001            2000             2001
                                                                    -----------     -----------     -----------      -----------
                                                                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.........................................................   $   (10,544)    $    (8,559)    $    (9,890)     $    (3,657)
Adjustments to reconcile net loss to net cash provided
   by operating activities:
     Depreciation and amortization...............................         5,671           7,740           5,546            5,574
     Allowance for doubtful accounts.............................         1,608           2,183           1,929             (346)
     Asset write-downs and impairments...........................             -           7,399           7,399                -
Changes in assets and liabilities:
     Accounts receivable.........................................        (3,980)         (6,413)            163            5,303
     Inventories.................................................        (4,959)            461           1,119            2,562
     Prepaid expenses and other assets...........................          (558)         (3,877)         (3,440)             356
     Accounts payable and accrued expenses.......................        14,351           5,551           1,760             (686)
     Advance payments from customers.............................          (643)          6,888           3,125           (2,504)
     Liability for severance pay.................................           465             (43)            331              289
     Due to/from related parties.................................         5,502          (2,868)         (4,332)           2,003
     Other.......................................................           (46)           (115)         (1,233)            (169)
                                                                    -----------     -----------     -----------      -----------
     Net cash provided by operating activities...................         6,867           8,347           2,477            8,725
                                                                    -----------     -----------     -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of property and equipment..........................        (4,695)         (6,332)         (3,331)          (3,739)
     Capitalization of software development costs................        (4,036)         (4,252)         (3,283)          (3,139)
                                                                    -----------     -----------     -----------      -----------
     Net cash used in investing activities.......................        (8,731)        (10,584)         (6,614)          (6,878)
                                                                    -----------     -----------     -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of common stock in connection
       with exercise of stock options............................         1,446             607             493              216
     Proceeds from issuance of common stock of subsidiary........             -             250             250                -
     Net proceeds (repayments) of bank loans and other debt......           151           1,336            (965)             (75)
     Net proceeds of related party loans.........................         3,823           7,241           7,241                -
                                                                    -----------     -----------     -----------      -----------
     Net cash provided by (used in) financing activities.........         5,420           9,434           7,019              141
                                                                    -----------     -----------     -----------      -----------
     Effect of exchange rates on cash............................           (79)            200             303               90

NET INCREASE IN CASH AND CASH EQUIVALENTS........................         3,477           7,397           3,185            2,078
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...................        32,456          35,933          35,933           43,330
                                                                    -----------     -----------     -----------      -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD.........................   $    35,933     $    43,330     $    39,118      $    45,408
                                                                    ===========     ===========     ===========      ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid during the period for interest....................   $       113     $        85     $        88      $        95
                                                                    ===========     ===========     ===========      ===========
     Cash paid during the period for income taxes................   $       776     $       938     $       445      $       439
                                                                    ===========     ===========     ===========      ===========


                See notes to consolidated financial statements.

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED JANUARY 31, 2000 AND 2001 AND
                 THE NINE MONTHS ENDED OCTOBER 31, 2000 AND 2001 (INFORMATION RELATING TO THE NINE MONTHS ENDED
                     OCTOBER 31, 2000 AND 2001 IS UNAUDITED)

1.         ORGANIZATION AND BUSINESS

           Verint Systems Inc. ("Verint" and, together with its subsidiaries, the "Company") was organized as a Delaware corporation on February 23, 1994 under the name "Interactive Information Systems Corporation". The Company is engaged in providing analytic solutions for communications interception, digital video security and surveillance, and enterprise business intelligence.

           On January 30, 1996, the Company changed its name to "Comverse Information Systems Corporation." Effective January 31, 1999, Comverse Infomedia Systems Corp. merged with and into Comverse Information Systems Corporation and changed the name of the Company to Comverse Infosys, Inc. and amended its certificate of incorporation to increase its authorized common stock from 1,500 shares to 100,000,000 shares. On February 1, 2001, the Company amended its certificate of incorporation to increase its authorized stock from 100,000,000 shares to 300,000,000 shares. In February 2002, the name of the Company was changed to Verint Systems Inc.

           In February 2002, the Board of Directors of the Company approved the filing of a registration statement by the Company under the Securities Act of 1933 relating to an initial public offering of the Company's common stock.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

           INTERIM RESULTS (UNAUDITED)--The accompanying consolidated balance sheet as of October 31, 2001 and the consolidated statements of operations and cash flows for the nine-month periods ended October 31, 2000 and 2001, and the consolidated statement of stockholders' equity for the nine-month period ended October 31, 2001 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and included all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of the interim periods. Operating results for the nine-month period ended October 31, 2001 are not necessarily indicative of the results that may be expected for the year ending January 31, 2002.

           CASH AND CASH EQUIVALENTS--The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

           FAIR VALUE OF FINANCIAL INSTRUMENTS--The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

           CONCENTRATION OF CREDIT RISK--Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash investments and accounts receivable. The Company places its cash investments with high-credit quality financial institutions and currently invests primarily in bank time deposits. Accounts receivable are generally diversified due to the number of commercial and government entities comprising the Company's customer base and their dispersion across many geographical regions. As of January 31, 2000 and 2001 and October 31, 2001, the Company's allowance for doubtful accounts was approximately $3,744,000, $4,985,000, and $4,598,000, respectively. The Company believes no significant concentration of credit risk exists with

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

respect to these cash investments and accounts receivable. The carrying amount of these financial instruments are reasonable estimates of their fair value.

           INVENTORIES--Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

           PROPERTY AND EQUIPMENT--Property and equipment are carried at cost less accumulated depreciation and amortization. The Company depreciates its property and equipment on a straight-line basis over periods ranging from three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term. The cost of maintenance and repairs is charged to operations as incurred. Significant renewals and improvements are capitalized.

           INCOME TAXES--The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. A valuation allowance is provided against net deferred tax assets unless, in management's judgment, it is more likely than not that such deferred tax assets will be realized. For federal income tax purposes, the Company's results will be included in the Comverse Technology, Inc. ("Comverse Technology") consolidated tax return as long as Comverse Technology retains beneficial ownership of at least 80% of the total voting power and value of the outstanding common stock of the Company. Income taxes are determined as if the Company was a separate taxpayer. Income taxes currently payable have been charged to the related parties account in the period that the liability arose, if any.

           NET LOSS PER SHARE--Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is the same as basic net loss per share since the assumed exercise of options would have been antidilutive.

           REVENUE AND EXPENSE RECOGNITION--Revenue is generally recognized at the time of shipment for sales of systems which do not require significant customization to be performed by the Company and collection of the resulting receivable is deemed probable by the Company. The Company's systems are generally a bundled hardware and software solution that are shipped together. Amounts billed to customers pursuant to the terms specified in contracts but for which revenue has not been recognized are recorded as advance payments from customers. The Company generally has no obligations to customers after the date products are shipped, except for product warranties. The Company generally warranties its products for one year after sale. A provision for estimated warranty costs is recorded at the time of sale.

           Customers may also purchase separate maintenance contracts, which generally consist of bug-fixing and telephone access to Company technical personnel, but in certain circumstances may also include the right to receive unspecified product updates, upgrades and enhancements. Revenue from these services is recognized ratably over the contract period. Included in sales are revenues from services of $8,511,000, $17,257,000, $12,890,000 and $15,317,000
for the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, respectively.

           Revenue from certain development contracts is recognized under the percentage-of-completion method on the basis of physical completion to date or using actual costs incurred to total expected costs under the contract. Revisions in estimates of costs and profits are reflected in the accounting period in which the facts that require the revision become known. At the time a loss on a contract is known, the entire amount of the estimated loss is accrued. Amounts received from customers in excess of revenues earned under the percentage-of-completion method are recorded as advance payments from customers. Related contract costs include all direct material and labor costs and those indirect costs related to contract performance, and are included in cost of sales in the consolidated statements of operations.

           Expenses incurred in connection with research and development activities, other than certain software development costs that are capitalized, and selling, general and administrative expenses are charged to operations as incurred.

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

           SOFTWARE DEVELOPMENT COSTS--Software development costs are capitalized upon the establishment of technological feasibility and are amortized on a straight-line basis over the estimated useful life of the software, which to date has been four years or less. Amortization begins in the period in which the related product is available for general release to customers. Amortization expenses amounted to $3,044,000, $2,967,000, $2,373,000 and $2,223,000 for the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, respectively.

           LONG-TERM BANK LOANS--Included in the caption other liabilities on the consolidated balance sheets as of January 31, 2000 and 2001 and October 31, 2001 are long-term bank loans of $1,226,000, $2,513,000 and $2,212,000, respectively, and included in the caption accounts payable and accrued expenses are the current maturities of long-term bank loans of $97,000, $293,000 and $239,000, respectively. These loans are secured by certain land and buildings and restricted cash balances are required to be maintained at these banks in the amounts of $0, $1,130,000, and $715,000 as of January 31, 2000 and 2001 and
October 31, 2001, respectively, and such restricted cash is included in the caption of other assets on the consolidated balance sheets.

           FUNCTIONAL CURRENCY AND FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES--The United States dollar (the "dollar") is the functional currency of the major portion of the Company's foreign operations. Most of the Company's sales and materials purchased for manufacturing, are denominated in or linked to the dollar. Certain operating costs, principally salaries, of foreign operations are denominated in local currencies. In those instances where a foreign subsidiary has a functional currency other than the dollar, the Company records any necessary foreign currency translation adjustment, reflected in stockholders' equity, at the end of each reporting period.

           Net gains (losses) from foreign currency transactions, included in the consolidated statements of operations, approximated $(266,000), $(541,000), $(554,000) and $(413,000) for the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, respectively.

           The Company occasionally enters into foreign exchange forward contracts and options on foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar cash flows resulting from the sale of products to international customers will be adversely affected by changes in exchange rates. Any gain or loss on a foreign exchange contract which hedges a firm commitment is deferred until the underlying transaction is realized, at which time it is included in the consolidated statement of operations. The Company may also purchase foreign exchange options which permit, but do not require, the Company to exchange foreign currencies at a future date with another party at a contracted exchange rate. To finance premiums paid on such options, from time to time, the Company may also write offsetting options at exercise prices which limit, but do not eliminate, the effect of purchased options as a hedge. As of January 31, 2000 and 2001 and October 31, 2001, the Company had no material outstanding foreign exchange contracts.

           LONG-LIVED ASSETS--The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and proceeds from its eventual disposition are less than its carrying amount. Impairment is measured at fair value.

           PERVASIVENESS OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS--In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." SFAS No. 141 applies prospectively to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method of accounting for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 requires all business combinations to be accounted for using one method, the purchase method. Under previously existing accounting rules, business

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. The adoption of SFAS No. 141 did not have a material impact on the Company's consolidated financial statements.

           In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather will be reviewed for impairment on a periodic basis. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS No. 142 is required to be applied at the beginning of the Company's fiscal year and is to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and certain intangible assets that arise due to the initial application of SFAS No. 142 are to be reported as resulting from a change in accounting principle. Goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to the provisions of SFAS No. 142. The adoption of SFAS No. 142 is not expected to have a material impact on the Company's consolidated financial statements.

           In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

           In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supercedes certain provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of" and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years; however, early adoption is encouraged. The Company is currently evaluating the impact that SFAS No. 144 will have on its consolidated financial statements.

3.         RESEARCH AND DEVELOPMENT

           A significant portion of the Company's research and development operations are located in Israel where the Company derives substantial benefits from participation in programs sponsored by the Government of Israel for the support of research and development activities conducted in that country. The Company's research and development activities include projects partially funded by the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel (the "OCS") under which the funding organization reimburses a portion of the Company's research and development expenditures under approved project budgets. The Company is currently involved in several ongoing research and development projects supported by the OCS. The Company accrues royalties to the OCS for the sale of products incorporating technology developed in these projects up to the amount of such fund, plus interest in certain circumstances. In addition, under the terms of the applicable funding agreements, products resulting from projects funded by the OCS may not be manufactured outside of Israel without government approval. The amounts reimbursed by the OCS for the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001 were $4,826,000, $7,499,000, $5,628,000 and $4,495,000, respectively.

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4.         INVENTORIES

           Inventories consists of:

                                                                                       JANUARY 31,                    OCTOBER 31,
                                                                              -------------------------------
                                                                                2000                 2001                 2001
                                                                              ----------           ----------           ----------
                                                                                                                      (UNAUDITED)
                                                                                                (IN THOUSANDS)
         Raw materials.............................................           $    9,112           $    8,143           $    5,408
         Work in process...........................................                3,552                  945                1,030
         Finished goods............................................                2,443                1,873                1,961
                                                                              ----------           ----------           ----------
                                                                              $   15,107           $   10,961           $    8,399
                                                                              ==========           ==========           ==========

5.         PROPERTY AND EQUIPMENT

           Property and equipment consists of:

                                                                                       JANUARY 31,                    OCTOBER 31,
                                                                              -------------------------------
                                                                                2000                 2001                 2001
                                                                              ----------           ----------           ----------
                                                                                                                      (UNAUDITED)
                                                                                                (IN THOUSANDS)
         Fixtures and equipment...................................            $   18,830           $   17,401           $   19,806
         Land.....................................................                   226                  477                  468
         Building and building improvements.......................                 2,773                3,449                3,969
         Software.................................................                 1,164                1,415                1,840
         Transportation vehicles..................................                 1,216                1,023                  904
         Leasehold improvements...................................                   257                  460                  574
                                                                              ----------           ----------           ----------
                                                                                  24,466               24,225               27,561
         Less accumulated depreciation and amortization...........                11,432               11,248               14,331
                                                                              ----------           ----------           ----------
                                                                              $   13,034           $   12,977           $   13,230
                                                                              ==========           ==========           ==========

6.         OTHER ASSETS

           Other assets consists of :

                                                                                       JANUARY 31,                    OCTOBER 31,
                                                                              -------------------------------
                                                                                2000                 2001                 2001
                                                                              ----------           ----------           ----------
                                                                                                                      (UNAUDITED)
                                                                                                (IN THOUSANDS)
         Software development costs, net of accumulated
            amortization of $12,707,000, $12,856,000 and
            $15,079,000...........................................            $    9,106           $    8,201           $    9,117
         Other assets.............................................                   533                3,052                2,644
                                                                              ----------           ----------           ----------
                                                                              $    9,639           $   11,253           $   11,761
                                                                              ==========           ==========           ==========

7.         BUSINESS COMBINATIONS

           In July 2000, the Company's parent, Comverse Technology acquired all of the outstanding stock of Loronix Information Systems, Inc. ("Loronix"), a company that develops software-based digital video recording and management systems, for 1,994,806 shares of Comverse Technology's common stock and the assumption of options to purchase the equivalent of 370,101 shares of the Comverse Technology common stock. The business combination was accounted for as

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

a pooling of interests. For the six months ended June 30, 2000, Loronix had sales of approximately $18,104,000 and a net loss, including merger related expenses, of approximately $2,249,000.

           In July 2000, Comverse Technology acquired all of the outstanding stock of Syborg Informationsysteme GmbH, ("Syborg") a company that develops software-based digital voice and Internet recording systems, for 201,251 shares of Comverse Technology common stock. The business combination was accounted for as a pooling of interests. For the six months ended June 30, 2000, Syborg had sales of approximately $2,561,000 and a net loss, including merger related expenses, of approximately $425,000.

           In February 2001, the Company issued 34,539,905 shares of its common stock to Comverse Technology in exchange for Comverse Technology's ownership interest in Loronix and Syborg. These shares are reflected in the consolidated financial statements as if they were outstanding as of the earliest period presented which is consistent with the pooling of interests method of accounting.

           The table below sets forth the separate and combined results of Verint, Loronix and Syborg for the fiscal year ended January 31, 2000:

                                                                  VERINT            LORONIX            SYBORG            COMBINED
                                                                  ------            -------            ------            --------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA AMOUNTS)
              JANUARY 31, 2000
              Sales.......................................      $    78,074         $   37,477        $    5,061         $  120,612
              Net income (loss)...........................      $   (13,633)        $    2,885        $      204         $  (10,544)
              Net loss per share--diluted..................     $     (0.22)                                             $    (0.11)

           The consolidated statement of operations data combines Verint's historical statement of operations data for the fiscal year ended January 31, 2000 with the historical statements of income data of Loronix and Syborg for their fiscal year ended December 31, 1999. Loronix's net loss for the period from July 1, 2000 through July 31, 2000 of approximately $715,000 has been excluded from the Company's consolidated statement of operations for the year ended January 31, 2001 as a result of conforming fiscal years and has been included as an adjustment to accumulated deficit. Syborg's net loss for the period from July 1, 2000 through July 31, 2000 of approximately $502,000 has been excluded from the Company's consolidated statement of operations for the year ended January 31, 2001 as a result of conforming fiscal years and has been included as an adjustment to accumulated deficit.

           In connection with the above acquisitions, the Company has charged $10,909,000 to operations in the year ended January 31, 2001 for merger related charges. Such charges relate to the following:

             Asset write-downs and impairments
             ---------------------------------

                                                                                                            (In thousands)
             Inventory........................................................................                 $    3,685
             Property and equipment...........................................................                      1,528
             Capitalized software costs.......................................................                      2,186
                                                                                                               ----------
             Total asset write-downs and impairments..........................................                 $    7,399
                                                                                                               ==========

           In connection with the acquisitions in the year ended January 31, 2001, certain assets became impaired due to the existence of duplicative technology, property and equipment and inventory of the merged companies. Accordingly, these assets were written down to their net realizable value at the time of the merger.

             Professional fees and other direct merger expenses
             --------------------------------------------------

           In connection with the acquisitions in the year ended in January 31, 2001, the Company recorded a charge of $3,510,000 for professional fees to lawyers, investment bankers and accountants, as well as other merger costs in connection with the mergers, such as printing costs and filing fees.

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8.         ACCOUNTS PAYABLE AND ACCRUED EXPENSES

           Accounts payable and accrued expenses consist of:

                                                                                       JANUARY 31,                    OCTOBER 31,
                                                                              -------------------------------
                                                                                2000                 2001                 2001
                                                                              ----------           ----------           ----------
                                                                                                                      (UNAUDITED)
                                                                                                (IN THOUSANDS)
              Accounts payable........................................        $   13,513           $   14,271           $   11,627
              Accrued salaries........................................             5,112                4,554                6,476
              Accrued vacation........................................             2,559                2,925                3,074
              Other accrued expenses..................................             7,948               12,655               12,284
                                                                              ----------           ----------           ----------
                                                                              $   29,132           $   34,405           $   33,461
                                                                              ==========           ==========           ==========

           During the nine-month period ended October 31, 2001, the Company reduced its workforce. As a result of this workforce reduction the Company recorded a charge of $1,164,000 to operations for severance and other related costs in the nine-month period ended October 31, 2001.

           A summary of the workforce reduction accrual is as follows:

                                                                                                            (IN THOUSANDS)
                                                                                                             (UNAUDITED)
                      Balance January 31, 2001.........................................................        $        -
                      Provision........................................................................             1,164
                      Payments of employee severance...................................................            (1,044)
                                                                                                               ----------
                      Balance October 31, 2001.........................................................        $      120
                                                                                                               ==========

9.         LIABILITY FOR SEVERANCE PAY

           Liability for severance pay consists of the Company's unfunded liability for severance pay to employees of certain foreign subsidiaries.

           Under Israeli law, the Company is obligated to make severance payments to employees of its Israeli subsidiary on the basis of each individual's current salary and length of employment. These liabilities are currently provided primarily by premiums paid by the Company to insurance providers.

10.        STOCK OPTIONS

           EMPLOYEE STOCK OPTIONS--As of January 31, 2001 and October 31, 2001, respectively, 11,869,956 and 15,188,322 shares of common stock were reserved for issuance upon the exercise of stock options then outstanding and 12,521,196 and 9,034,386 shares were available for future grant under the Company's Stock Option Plan, under which options may be granted to key employees, directors, and other persons rendering services to the Company. Options which are designated as "incentive stock options" under the option plan may be granted with an exercise price not less than the fair market value of the underlying shares at the date of grant and are subject to certain quantity and other limitations specified in
Section 422 of the Internal Revenue Code. Options which are not intended to qualify as "incentive stock options" may be granted at any price, but not less than the par value of the underlying shares, and without restriction as to amount. The options and the underlying shares are subject to adjustment in accordance with the terms of the plan in the event of stock dividends, recapitalizations and similar transactions. The right to exercise options generally vests in increments over periods of up to four years from the date of grant or the date of commencement of the grantee's employment with the Company, up to a maximum term of ten years for all options granted.

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

           The changes in the number of options were as follows:

                                                                                                                 NINE MONTHS
                                                                                                                    ENDED
                                                                             YEAR ENDED JANUARY 31,              OCTOBER 31,
                                                                       -----------------------------------
                                                                           2000                 2001                 2001
                                                                       --------------       --------------       --------------
                                                                                                                 (UNAUDITED)
              Outstanding at beginning of period..................          4,387,250           10,120,793           11,869,956
              Granted during the period...........................          6,653,950            3,602,000            4,462,100
              Exercised during the period.........................             (7,500)            (601,348)            (168,444)
              Canceled, terminated and expired....................           (912,907)          (1,251,489)            (975,290)
                                                                       --------------       --------------       --------------
              Outstanding at end of period........................         10,120,793           11,869,956           15,188,322
                                                                       ==============       ==============       ==============

           At January 31, 2001 and October 31, 2001, options to purchase an aggregate of 3,633,604 and 5,335,799 shares, respectively, were vested and currently exercisable under the option plan and options to purchase an additional 8,236,352 and 9,852,523 shares, respectively, vest at various dates extending through the year 2005.

           Weighted average option exercise price information was as follows:

                                                                                                                 NINE MONTHS
                                                                                                                    ENDED
                                                                             YEAR ENDED JANUARY 31,              OCTOBER 31,
                                                                       -----------------------------------
                                                                           2000                 2001                 2001
                                                                       --------------       --------------       --------------
                                                                                                                 (UNAUDITED)
              Outstanding at beginning of period.......................     $ 0.93               $ 1.05               $ 1.26
              Granted during the period................................     $ 1.16               $ 1.73               $ 1.70
              Exercised during the period..............................     $ 3.33               $ 0.45               $ 1.25
              Canceled, terminated and expired.........................     $ 1.27               $ 1.28               $ 1.54
              Outstanding at end of period.............................     $ 1.05               $ 1.26               $ 1.37
              Exercisable at end of period.............................     $ 0.51               $ 0.92               $ 1.05

           Significant option groups outstanding at January 31, 2001 and related weighted average exercise price and life information were as follows:

                                                       WEIGHTED AVERAGE                                               WEIGHTED
                                                           REMAINING                                                   AVERAGE
                                        NUMBER            CONTRACTUAL       WEIGHTED AVERAGE          NUMBER          EXERCISE
              EXERCISE PRICE         OUTSTANDING             LIFE            EXERCISE PRICE        EXERCISABLE          PRICE
              --------------         -----------             ----            --------------        -----------          -----
                  $0.11                   1,073,000           5.26                $ 0.11                1,073,000       $ 0.11
                  $0.50                     143,000           3.16                $ 0.50                  143,000       $ 0.50
                  $1.15                   6,726,706           7.99                $ 1.15                2,195,354       $ 1.15
                  $1.35                   2,917,000           8.95                $ 1.35                   86,375       $ 1.35
                  $2.35                     112,750           9.25                $ 2.35                        -       $  -
                  $3.00                     728,500           9.61                $ 3.00                        -       $  -
                  $3.33                      84,500           5.92                $ 3.33                   84,500       $ 3.33
                  $4.50                      84,500           6.84                $ 4.50                   51,375       $ 4.50
                                      -------------          -----                ------            -------------       ------
                                         11,869,956           8.01                $ 1.26                3,633,604       $ 0.92
                                      =============          =====                ======            =============       ======

           The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its option plan. Accordingly, as all options have been granted at

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

exercise prices equal to fair market value on the date of grant, no compensation expense has been recognized by the Company in connection with its stock-based compensation plan. Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per share would have been increased by approximately $1,311,000, $1,760,000, $1,266,000 and $2,212,000 or $0.01, $0.02, $0.02 and $0.02 per diluted share for the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, respectively. The weighted average fair value of the options granted for the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, respectively, is estimated at $0.68, $1.12, $1.04 and $1.08 on the date of grant (using the Black-Scholes option pricing model) with the following weighted average assumptions for the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, respectively: volatility of 65.0%, 73.5%, 73.5% and 73.5%; risk-free interest rate of 4.72%, 6.53%, 6.60% and 4.66%; expected dividend yield of 0%; and an expected life of 5 years.

11.        RELATED PARTY TRANSACTIONS

           CORPORATE SERVICES AGREEMENT--The Company has a corporate services agreement with Comverse Technology. Under this agreement, Comverse Technology provides the Company with the following services:

           o       routine legal services;

           o       administration of employee benefit plans;

           o maintaining in effect a policy of directors' and officers' insurance covering the Company's directors and officers;

           o maintaining in effect general liability and other insurance policies providing coverage for the Company; and

           o consulting services with respect to the Company's public relations.

           For the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, the Company recorded $475,000, $500,000, $375,000 and $375,000, respectively, for the services provided by Comverse Technology. As of February 1, 2002, the Company will pay Comverse Technology a quarterly fee of $131,250, subject to adjustment and annual increases, for services provided by Comverse Technology during each fiscal quarter. In addition, the Company agreed to reimburse Comverse Technology for any out-of-pocket expenses incurred by Comverse Technology in providing the services. During the year ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, no amounts were paid to Comverse Technology for reimbursement of out-of-pocket expenses. The term of this agreement extends to January 31, 2005 and is automatically extended for additional twelve-month periods unless terminated by either Comverse Technology or the Company.

           ENTERPRISE RESOURCE PLANNING SOFTWARE SHARING AGREEMENT--On February 1, 2001, the Company entered into an enterprise resource planning ("ERP") software sharing agreement with Comverse, Inc., a subsidiary of Comverse Technology. Under this agreement, Comverse, Inc. agreed to continue to share the use of specific ERP software with the Company and undertook to provide for the ongoing operation, back up, maintenance and support of the software for an annual fee of $100,000. The Company was charged $1,500,000, $200,000, $150,000 and $75,000 for the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, respectively, for ERP support services.

           SATELLITE SERVICES AGREEMENT WITH COMVERSE, INC.--In January 2002, the Company entered into a services agreement with Comverse, Inc. pursuant to which Comverse, Inc.'s subsidiaries provide the Company with the exclusive use of the services of specified employees of Comverse, Inc. and its facilities where such employees are located. Under this agreement, the Company pays Comverse, Inc. a fee, which is equal to the expenses Comverse, Inc. incurs in providing these services plus ten percent. During the year ended January 31, 2000 and 2001 and during the nine-month periods ended October 31, 2000 and 2001,

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

the Company recorded $459,000, $1,193,000, $552,000 and $1,168,000, respectively, for services rendered by Comverse, Inc. during these periods.

           FEDERAL INCOME TAX SHARING AGREEMENT--The Company has a tax sharing agreement with Comverse Technology. Comverse Technology is the parent company of a group of companies which includes the Company and for which Comverse Technology files consolidated a federal income tax return. After this offering is completed the Company expects that it will continue to be included in the Comverse Technology consolidated group for federal income tax purposes and that the Company will not file its own federal income tax return. Under the terms of the tax sharing agreement, during years in which Comverse Technology files a consolidated federal income tax return which includes the Company, the Company is required to pay Comverse Technology an amount equal to the Company's separate tax liability, if any, computed by Comverse Technology in its reasonable discretion. The Company's separate tax liability generally is the amount of federal income tax that the Company would owe if the Company had filed a tax return independent of the Comverse Technology group. If the calculation of the Company's separate tax liability for any year results in a net operating loss or capital loss, the Company is not entitled to receive any payments from Comverse Technology with respect to such loss in such year or as a result of carrying such loss back to any prior year or forward to any future year, or otherwise to take such loss into account in determining the Company's liability to Comverse Technology, including in the event that Comverse Technology utilizes such loss to reduce its own tax liability so that such loss is not available to the Company in the event of deconsolidation. The tax sharing agreement also provides for certain payments in the event of adjustments to tax liability. The tax sharing agreement continues in effect until 60 days after the expiration of the applicable statute of limitations with respect to the final year of the Comverse Technology consolidated group which includes the Company.

           PATENT LICENSE AGREEMENT--The Company's affiliate, Comverse Patent Holding, granted Lucent GRL a non-exclusive license to those patents now owned by Comverse Patent Holding or for which Comverse Patent Holding has a right to license and to those patents granted to Comverse Patent Holding or for which Comverse Patent Holding obtains the right to license during the term of that arrangement. In return, Comverse Patent Holding was granted a non-exclusive license to certain patents now owned by Lucent GRL or for which Lucent GRL has right to license and to those patents granted to Lucent GRL or for which Lucent GRL obtains the right to license during the term of that arrangement. Under that arrangement, Comverse Patent Holding has the right to grant a sublicense to the Company. In connection with that arrangement, effective December 30, 1999, the Company entered into a patent license agreement with Comverse Patent Holding under which the Company has granted a non-exclusive royalty-free license to Comverse Patent Holding with the right to sublicense to Lucent GRL the Company's patents and those patents granted to the Company or for which the Company obtains the right to license during the term of the agreement. In return, Comverse Patent Holding granted to the Company a non-exclusive royalty-free sublicense to all patents that are licensed by Lucent GRL to Comverse Patent Holding. The Company believes that the value of the sublicense from Comverse Patent Holding is greater than the value of the license to Comverse Patent Holding.

           REGISTRATION RIGHTS AGREEMENT--The Company has entered into a registration rights agreement with Comverse Technology. Under this agreement, Comverse Technology may require the Company on one occasion to register the Company's common stock for sale on Form S-1 under the Securities Act of 1933 (the "Act") if the Company is not eligible to use Form S-3 under the Act. After the Company becomes eligible to use Form S-3, Comverse Technology may require the Company on unlimited occasions to register the Company's common stock for sale on this form. Comverse Technology will also have an unlimited number of piggyback registration rights. Comverse Technology will not be allowed to exercise any registration rights during the 180-day lock-up period.

           The Company has agreed to pay all expenses that result from registration of its common stock under the registration rights agreement, other than underwriting commissions for such shares and taxes. The Company has also agreed to indemnify Comverse Technology, its directors, officers and employees against liabilities that may result from its sale of the Company's common stock, including Securities Act liabilities.

           PROXY AGREEMENT WITH THE DEPARTMENT OF DEFENSE--One of the Company's subsidiaries, Verint Technology Inc. ("Verint Technology"), is engaged in the development, marketing and the sale of the Company's communications interception solutions to various U.S. governmental agencies. In order to conduct its business, Verint Technology is required to maintain facility security clearances

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

under the National Industrial Security Program ("NISP"). The NISP requires companies maintaining facility security clearances to be insulated from foreign ownership, control or influence. The Company, Comverse Technology and the Department of Defense have entered into a proxy agreement with respect to the ownership and operations of Verint Technology. The proxy agreement has been approved by the Defense Security Service, which has oversight responsibilities on behalf of the Department of Defense.

           Under the proxy agreement, the Company appointed three U.S. citizens that have the requisite personal security clearance as directors of Verint Technology and as holders of proxies to vote the stock of Verint Technology. These individuals are responsible for the oversight of Verint Technology's security arrangements, including the separation of Verint Technology from the Company and the Company's affiliates. As proxy holders, these individuals have the power to exercise all prerogatives of ownership of Verint Technology, except that without obtaining the Company's express written approval they may not authorize any individual sale or disposal of capital assets constituting a material amount of Verint Technology's assets, the mortgaging of assets other than for working capital or capital improvement purposes, any merger, consolidation, reorganization or dissolution of Verint Technology and the filing of a petition under the federal bankruptcy laws.

           Under the proxy agreement, the Company has also established a government security committee, which consists of the three proxy holders. The government security committee is in charge of the development and implementation of a technology control plan, which prescribes measures and establishes procedures to prevent unauthorized disclosure or export of controlled information to the Company, any of the Company's affiliates or others. In addition, the proxy agreement establishes procedures regarding meetings, visits and communications between Verint Technology, the Company and the Company's other affiliates. The Department of Defense continually reviews the technology control plan and receives an annual report from the proxy holders.

           SALE OF COMVERSE MEDIA HOLDING INC.--In February 2001, the Company sold 100% of the capital stock of Comverse Media Holding Inc. to Comverse, Inc., a subsidiary of Comverse Technology, for $100,000. The Company increased stockholders' equity for the nine-month period ended October 31, 2001 by $298,000 which represents the excess of the consideration given and the carrying amount of the net liabilities of Comverse Media Holding Inc.

           TRANSACTIONS WITH AN AFFILIATE--The Company sells products and services to an affiliated systems integrator in the ordinary course of business. Sales to this affiliate were approximately $961,000, $4,271,000, $4,871,000 and $2,488,000 for the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, respectively. In addition, the Company was charged marketing and office service fees by that affiliate. These fees were approximately $56,000, $270,000, $158,000 and $241,000 for the years ended
January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, respectively.

           TRANSACTIONS WITH OTHER SUBSIDIARIES OF COMVERSE TECHNOLOGY--The Company charges subsidiaries of Comverse for services relating to the use of the Company's facilities and employees. Charges to these subsidiaries were approximately $365,000, $1,006,000, $702,000 and $1,153,000 for the years ended
January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, respectively.

           The Company also purchased products and services from other subsidiaries of Comverse Technology in the ordinary course of business. Purchases from these subsidiaries were approximately $268,000, $0, $0 and $2,000 for the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, respectively.

           INTERCOMPANY LOAN--The Company was charged interest on balances owed to Comverse Technology amounting to $1,357,000, $2,142,000, $1,523,000 and $1,246,000 for the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, respectively. The interest rate on the indebtedness to Comverse Technology was the three-month LIBOR rate.

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

           GUARANTEE OF LEASES--Comverse Technology has guaranteed the payment of rent and the performance of all other obligations under the leases for the Company's facilities in Woodbury, New York and the lease for the Company's facility in the United Kingdom.

12.        INTEREST AND OTHER INCOME (EXPENSE), NET

           Interest and other income (expense), net, consists of the following:

                                                                   YEAR ENDED                            NINE MONTHS ENDED
                                                                   JANUARY 31,                              OCTOBER 31,
                                                           ----------------------------             -----------------------------
                                                            2000                2001                 2000                 2001
                                                           --------            --------             --------             --------
                                                                                                            (UNAUDITED)
                                                                                      (IN THOUSANDS)
           Interest income.....................            $  1,076            $  2,151             $  1,597             $  1,190
           Interest expense....................              (1,472)             (2,409)              (1,776)              (1,419)
           Other, net..........................                (245)               (239)                (545)                (123)
                                                           --------            --------             --------             --------
                                                           $   (641)           $   (497)            $   (724)            $   (352)
                                                           ========            ========             ========             ========

13.        INCOME TAXES

           The provision for income taxes consists of the following:

                                                                   YEAR ENDED                            NINE MONTHS ENDED
                                                                   JANUARY 31,                              OCTOBER 31,
                                                           ----------------------------             -----------------------------
                                                            2000                2001                 2000                 2001
                                                           --------            --------             --------             --------
                                                                                                            (UNAUDITED)
                                                                                      (IN THOUSANDS)
              Current:
                 Federal..........................         $    170            $      2             $      2             $      -
                 State............................                7                  91                    5                  252
                 Foreign..........................              234                 624                   14                  947
                                                           --------            --------             --------             --------
                   Total current..................              411                 717                   21                1,199
                                                           --------            --------             --------             --------

              Deferred (benefit):
                 Federal..........................         $    (49)           $      -             $      -             $      -
                 State............................               (7)                  -                    -                    -
                 Foreign..........................                -                (220)                   -                   55
                                                           --------            --------             --------             --------
                   Total deferred.................              (56)               (220)                   -                   55
                                                           --------            ---------            --------             --------
                                                           $    355            $    497             $     21             $  1,254
                                                           ========            ========             ========             ========

           The reconciliation of the U.S. Federal statutory tax rate to the
Company's effective tax rate is as follows:
                                                                   YEAR ENDED                            NINE MONTHS ENDED
                                                                   JANUARY 31,                              OCTOBER 31,
                                                           ----------------------------             -----------------------------
                                                            2000                2001                 2000                 2001
                                                           --------            --------             --------             --------
              U.S. Federal statutory rate.............         34  %               34  %              34  %                34  %
              Change in valuation allowance...........        (35)                (34)               (34)                 (34)
              Foreign and state income taxes..........         (2)                 (6)                 -                  (52)
                                                            -----               -----              -----                -----
              Company's effective tax rate............         (3)%                (6)%                -%                 (52)%
                                                            =====               =====              =======              =====

           Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b)

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

operating loss carryforwards. The tax effects of significant items comprising the Company's deferred tax assets and liabilities at January 31, 2000 and 2001, and October 31, 2001 are as follows:

                                                                                       JANUARY 31,                     OCTOBER 31,
                                                                              --------------------------------
                                                                                2000                 2001                 2001
                                                                              -----------          -----------          -----------
                                                                                                                      (UNAUDITED)
                                                                                                (IN THOUSANDS)
              Deferred tax liabilities:
                 Expenses deductible for tax purposes and not for
                 financial reporting purposes.........................        $     (923)          $     (486)          $     (493)
                                                                              -----------          -----------          -----------

              Deferred tax assets:
                 Reserves not currently deductible....................             5,257                5,487                5,464
                 Tax loss carryforwards...............................             4,162                6,024                6,392
                                                                              ----------           ----------           ----------
                                                                                   9,419               11,511               11,856
              Less:  valuation allowance..............................            (8,671)             (11,030)             (11,435)
                                                                              ----------           ----------           ----------
              Net deferred tax liabilities............................        $     (175)          $       (5)          $      (72)
                                                                              ==========           ==========           ==========

           As of January 31, 2001, the Company had approximately $16.1 million of net operating loss carryforwards for federal income tax purposes. These carryforwards will begin to expire in 2019 if not utilized.

           Income tax has not been provided on unrepatriated earnings of foreign subsidiaries as currently it is the intention of the Company to reinvest such foreign earnings in their operations.

14.        BUSINESS SEGMENT INFORMATION

           The Company is engaged in providing analytic solutions for communications interception, digital video security and surveillance, and enterprise business intelligence. The Company operates in one business segment and manages its business on a geographic basis. Summarized financial information for the Company's reportable geographic segments is presented in the following table. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

                                    UNITED                       UNITED                       RECONCILING       CONSOLIDATED
                                    STATES        ISRAEL         KINGDOM         OTHER           ITEMS             TOTALS
                                 ------------- -------------- -------------- -------------- ----------------- ------------------
    YEAR ENDED JANUARY 31, 2000                              (IN THOUSANDS)
    ---------------------------- ------------- -------------------------------------------- ----------------- ------------------
    Sales.....................     $   71,152    $    47,045    $     9,487    $     5,323     $   (12,395)      $   120,612
    Costs and expenses........        (71,801)       (52,260)       (12,325)        (5,795)         12,021          (130,160)
                                   ----------    -----------    -----------    -----------     -----------       -----------
    Operating income (loss)...     $     (649)   $    (5,215)   $    (2,838)   $      (472)    $      (374)      $    (9,548)
                                   ==========    ===========    ===========    ===========     ===========       ===========

    YEAR ENDED JANUARY 31, 2001
    ---------------------------- ------------- -------------- -------------- -------------- ----------------- ------------------

    Sales.....................     $   77,777    $    53,246    $    20,503    $     9,662     $   (19,511)      $   141,677
    Costs and expenses........        (84,679)       (54,045)       (20,994)        (9,115)         19,591          (149,242)
                                   ----------    -----------    -----------    -----------     -----------       -----------
    Operating income (loss)...     $   (6,902)   $      (799)   $      (491)   $       547     $        80       $    (7,565)
                                   ==========    ===========    ===========    ===========     ===========       ===========

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                    UNITED                       UNITED                       RECONCILING       CONSOLIDATED
                                    STATES        ISRAEL         KINGDOM         OTHER           ITEMS             TOTALS
                                ------------- -------------------------------------------- ----------------- ------------------
        NINE MONTHS ENDED                                    (IN THOUSANDS)
        OCTOBER 31, 2000
           (UNAUDITED)
   ---------------------------- ------------- -------------------------------------------- ----------------- ------------------
   Sales.....................   $     55,736    $    38,492    $    15,336    $     6,456     $   (13,313)      $   102,707
   Costs and expenses........        (63,940)       (38,849)       (15,279)        (7,162)         13,378          (111,852)
                                  ----------    -----------    -----------    -----------     -----------       -----------
   Operating income (loss)...     $   (8,204)   $      (357)   $        57    $      (706)    $        65       $    (9,145)
                                  ==========    ===========    ===========    ===========     ===========       ===========

        NINE MONTHS ENDED
        OCTOBER 31, 2001
           (UNAUDITED)
   ---------------------------- ------------- -------------- -------------- -------------- ----------------- ------------------

   Sales.....................     $   50,416    $    45,067    $    13,507    $     4,304     $   (15,680)      $    97,614
   Costs and expenses........        (53,554)       (41,955)       (14,540)        (5,886)         16,270           (99,665)
                                  ----------    -----------    -----------    -----------     -----------       -----------
   Operating income (loss)...     $   (3,138)   $     3,112    $    (1,033)   $    (1,582)    $       590       $    (2,051)
                                  ==========    ===========    ===========    ===========     ===========       ===========

           Long-lived assets by country of domicile consist of:

                                                                                       JANUARY 31,                    OCTOBER 31,
                                                                               ------------------------------
                                                                                2000                 2001                 2001
                                                                               ---------            ---------            ---------
                                                                                                                      (UNAUDITED)
                                                                                                (IN THOUSANDS)
               Israel..................................................        $  13,195            $  11,692            $  12,835
               United States...........................................            7,429                8,300                8,292
               Germany.................................................            1,610                3,602                3,299
               United Kingdom..........................................              439                  478                  355
               Other...................................................                0                  158                  210
                                                                               ---------            ---------            ---------
                                                                               $  22,673            $  24,230            $  24,991
                                                                               =========            =========            =========

           Sales by country, based on end-user location, as a percentage of total sales were as follows:

                                                                                                           NINE MONTHS ENDED
                                                               YEAR ENDED JANUARY 31,                         OCTOBER 31,
                                                             --------------------------               ---------------------------
                                                             2000                2001                 2000                 2001
                                                             ------              ------               ------               ------

              United States.......................             51%                 49%                  49%                  41%
              United Kingdom......................              7%                 15%                  16%                  14%
              Other...............................             42%                 36%                  35%                  45%
                                                            ------              ------               ------               ------
                                                              100%                100%                 100%                 100%
                                                            ======              ======               ======               ======

           No single customer accounted for 10% or more of sales for the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001.

15.        COMMITMENTS AND CONTINGENCIES

           LEASES--The Company leases office, manufacturing, and warehouse space under non-cancelable operating leases. Rent expense for all leased premises approximated $2,475,000, $2,596,000, $1,983,000 and $2,247,000 in the years ended January 31, 2000 and 2001 and the nine-month periods ended October 31, 2000 and 2001, respectively.

                      VERINT SYSTEMS INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

           As of January 31, 2001, the minimum annual rent obligations of the Company were approximately as follows:

         YEAR ENDING JANUARY 31,                      AMOUNT
         -----------------------                      ------
                                                  (IN THOUSANDS)
2002....................................             $  2,553
2003....................................                2,584
2004....................................                2,270
2005....................................                  635
2006 and thereafter.....................                  405
                                                     --------
                                                     $  8,447
                                                     ========

           LICENSES AND ROYALTIES--The Company licenses certain technology, "know-how" and related rights for use in the manufacture and marketing of its products, and pays royalties to third parties under such licenses and under other agreements entered into in connection with research and development financing. The Company currently pays royalties on a substantial portion of its product sales in varying amounts based upon the revenues attributed to the various components of such products. Royalties typically range up to 6% of net sales of the related products and, in the case of royalties due to government funding sources in respect of research and development projects, are required to be paid until the funding organization has received total royalties amounting to 100% of the amounts received by the Company under the approved project budgets, plus interest in certain circumstances.

           DIVIDEND RESTRICTIONS--The ability of the Company's Israeli subsidiaries to pay dividends is governed by Israeli law, which provides that cash dividends may be paid by an Israeli corporation only out of retained earnings as determined for statutory purposes in Israeli currency. In the event of a devaluation of the Israeli currency against the dollar, the amount in dollars available for payment of cash dividends out of prior years' earnings will decrease accordingly. Cash dividends paid by an Israeli corporation to United States residents are subject to withholding of Israeli income tax at source at a rate of up to 25%, depending on the particular facilities which have generated the earnings that are the source of the dividends.

           GUARANTIES--The Company has obtained bank guaranties primarily for performance of certain obligations under contracts with customers. These guaranties, which aggregated approximately $10,317,000 at January 31, 2001, are to be released by the Company's performance of specified contract milestones, which are scheduled to be completed in the ensuing year.

           LITIGATION--From time to time, the Company is subject to certain legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that their final resolution will not have any significant adverse effect upon the Company's financial position or results of operations.

16.        SUBSEQUENT EVENTS

           In January 2002, the Company took a bank loan in the amount of $42 million. This loan, which matures in February 2003, bears interest at LIBOR plus 0.55%, and may be prepaid without penalty. The proceeds of this loan were used to repay amounts owed to related parties. The loan is guaranteed by Comverse Technology.

           On February 1, 2002, the Company's wholly-owned subsidiary, Loronix Information Systems, Inc., acquired the digital video recording business of Lanex, LLC. The Lanex business provides digital video recording solutions for security and surveillance applications primarily to North American banks. The purchase price consisted of $9.5 million in cash and a $2.2 million convertible note issued by the Company to Lanex. The note is non-interest bearing and matures on February 1, 2004. The holder of the note may elect to convert the note, in whole or in part, into shares of the Company's common stock at a conversion price of $3.1429 per share at any time on or after the completion of the Company's initial public offering. The note is guaranteed by Comverse Technology.

                                     ******

                                     [LOGO]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

           The expenses, other than underwriting commissions, expected to be incurred by the Company in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

          Securities and Exchange Commission Registration Fee...........................       $         *
          National Association of Securities Dealers, Inc. Filing Fee...................       $         *
          Nasdaq National Market Filing Fee.............................................       $         *
          Printing and Engraving........................................................       $         *
          Legal Fees and Expenses.......................................................       $         *
          Accounting Fees and Expenses..................................................       $         *
          Miscellaneous.................................................................       $         *
                                                                                               -----------
                     Total..............................................................       $
                                                                                               ===========

-----------------
* To be completed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

           Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding--other than an action by or in the right of the Company--by reason of the fact that the person is or was a director, officer, agent, or employee of the Company, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well but only to the extent of defense expenses, including attorneys' fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the Company, unless the court believes that in light of all the circumstances indemnification should apply.

           Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

           Our certificate of incorporation provides that we shall indemnify, to the full extent permitted by Section 145 of the DGCL, all persons whom we may indemnify pursuant thereto. Under the corporate services agreement described in the Prospectus, Comverse Technology has obtained directors' and officers' liability insurance which also provides coverage for our officers and directors.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

           Described below are unregistered securities sold by the Company during the three years preceding the filing of this Registration Statement:

           In _____, we issued ________ shares of our common stock to employees upon the exercise of options for aggregate consideration of $__.

           On ___________ __, 2001, we issued 34,539,905 shares of our common stock to Comverse Technology, Inc., or Comverse Technology, as consideration under a contribution agreement, dated as of February 2, 2001, pursuant to which we acquired from Comverse Technology all of the outstanding shares of Loronix Information Systems, Inc. and all of the outstanding shares of Comverse GmbH, which holds 99.8% of the partnership interest in Syborg Informationsysteme beschrankt haftende OHG, or Syborg, and all of the shares of Comverse Grundbesitz GmbH, which holds 0.2% of the partnership interest in Syborg.

           On February 1, 2002, the Company's wholly-owned subsidiary, Loronix Information Systems, Inc., acquired the digital video recording business of Lanex, LLC. The purchase price consisted of $9,510,000 in cash and a $2,200,000 convertible note issued by the Company to Lanex. The note is non-interest bearing and matures on February 1, 2004. The holder of the note may elect to convert the note, in whole or in part, into shares of the Company's common stock at a conversion price of $3.1429 per share at any time on or after the completion of the Company's initial public offering. The note is guaranteed by Comverse Technology.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)        Exhibits.
     NUMBER                           DESCRIPTION
     ------                           -----------

      1.1*         Form of Underwriting Agreement
      3.1*         Amended and Restated Certificate of Incorporation of Verint
                   Systems Inc.
      3.2*         Amended and Restated Bylaws of Verint Systems Inc.
      4.1*         Specimen Common Stock certificate
      5.1*         Opinion of Weil, Gotshal & Manges LLP
     10.1*         Corporate Services Agreement, dated as of ___________,
                   between Comverse Technology and the Registrant
     10.2*         Federal Income Tax Sharing Agreement, dated as of __________, between Comverse Technology and the Registrant
     10.3*         Patent License Agreement, dated as of ___________, between
                   Comverse Patent Holding and the Registrant
     10.4*         Registration Rights Agreement, dated as of __________,
                   between Comverse Technology and the Registrant
     10.5*         Contribution Agreement, dated as of ___________, between
                   Comverse Technology and the Registrant
     10.6*         Enterprise Resource Planning Software Sharing Agreement,
                   dated as of _____________, between Comverse Ltd. and the
                   Registrant
     10.7*         Satellite Services Agreement, dated as of _____________,
                   between Comverse Technology and the Registrant
     10.8*         Proxy Agreement, dated as of _____________, between Comverse
                   Technology, the Registrant and the United Stated Department
                   of Defense
     10.9*         Verint Systems Inc. Stock Incentive Compensation Plan
     10.10*        Stock Purchase Agreement, dated as of _____________________, between Comverse, Inc. and the Registrant
     21.1*         Subsidiaries of the Registrant
     23.1          Consent of Deloitte & Touche LLP
     23.2          Consent of KPMG LLP
     23.3*         Consent of Weil, Gotshal & Manges LLP (included in Exhibit
                   5.1)
     24.1          Powers of Attorney (See Signature Page)

------------
*          To be filed by amendment.

ITEM 17.  UNDERTAKINGS

The undersigned hereby undertakes that:

           (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commissions such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

           (b)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (c) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on this 7th day of February, 2002.


              VERINT SYSTEMS INC.


              By:       /s/  DAN BODNER
                        --------------------------------------------
                        Name:  Dan Bodner
                        Title: President and Chief Executive Officer

                                POWER OF ATTORNEY

           We, the undersigned directors and/or officers of Verint Systems Inc., hereby severally constitute and appoint Dan Bodner and Igal Nissim, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

           Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                                              Title                                     Date
          ---------                                              -----                                     ----

  /s/  KOBI ALEXANDER                             Chairman of the Board of Directors                     February 7, 2002
  -----------------------------                   and Director
  Kobi Alexander


  /s/  DAN BODNER                                 President and Chief Executive Officer and Director     February 7, 2002
  -----------------------------
  Dan Bodner


  /s/  IGAL NISSIM                                Chief Financial Officer and Director                   February 7, 2002
  -----------------------------
  Igal Nissim


  /s/  WILLIAM F. SORIN                           Director                                               February 7, 2002
  -----------------------------
  William F. Sorin


  /s/  DAVID KREINBERG                            Director                                               February 7, 2002
  -----------------------------
  David Kreinberg

                                INDEX TO EXHIBITS


     NUMBER                         DESCRIPTION
     ------                         -----------

      1.1*         Form of Underwriting Agreement
      3.1*         Amended and Restated Certificate of Incorporation of Verint
                   Systems Inc.
      3.2*         Amended and Restated Bylaws of Verint Systems Inc.
      4.1*         Specimen Common Stock certificate
      5.1*         Opinion of Weil, Gotshal & Manges LLP
     10.1*         Corporate Services Agreement, dated as of ___________,
                   between Comverse Technology and the Registrant
     10.2*         Federal Income Tax Sharing Agreement, dated as of __________, between Comverse Technology and the Registrant
     10.3*         Patent License Agreement, dated as of ___________, between
                   Comverse Patent Holding and the Registrant
     10.4*         Registration Rights Agreement, dated as of __________,
                   between Comverse Technology and the Registrant
     10.5*         Contribution Agreement, dated as of ___________, between
                   Comverse Technology and the Registrant
     10.6*         Enterprise Resource Planning Software Sharing Agreement,
                   dated as of _____________, between Comverse Ltd. and the
                   Registrant
     10.7*         Satellite Services Agreement, dated as of _____________,
                   between Comverse Technology and the Registrant
     10.8*         Proxy Agreement, dated as of _____________, between Comverse
                   Technology, the Registrant and the United Stated Department
                   of Defense
     10.9*         Verint Systems Inc. Stock Incentive Compensation Plan
     10.10*        Stock Purchase Agreement, dated as of _____________________, between Comverse, Inc. and the Registrant
     21.1*         Subsidiaries of the Registrant
     23.1          Consent of Deloitte & Touche LLP
     23.2          Consent of KPMG LLP
     23.3*         Consent of Weil, Gotshal & Manges LLP (included in Exhibit
                   5.1)
     24.1          Powers of Attorney (See Signature Page)
------------
*          To be filed by amendment.